As filed with the Securities and Exchange Commission on September 11, 2015

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HUBBELL INCORPORATED

(Exact name of registrant as specified in its charter)

Connecticut	3640	06-0397030
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

40 Waterview Drive

Shelton, CT 06484

(475) 882-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

An-Ping Hsieh, Esq.

Vice President, General Counsel

Hubbell Incorporated

40 Waterview Drive

Shelton, CT 06484

(475) 882-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua R. Cammaker, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the transaction described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended,, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered in Respect of Class A Common Stock(1)	Amount to be Registered in Respect of Class B Common Stock(1)	Total to be Registered	Proposed Maximum Offering Price Per Share (Class A Common Stock)(2)	Proposed Maximum Offering Price Per Share (Class B Common Stock)(3)	Proposed Maximum Aggregate Offering Price(4)	Amount of Registration Fee(5)
Common Stock, par value $0.01 per share	7,167,506	55,074,612	62,242,118	$117.625	$96.395	$5,951,304,948.99	$691,541.64

(1)	This Registration Statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Hubbell Incorporated (the “Company”) into which the shares of the Company’s Class A Common Stock, par value $0.01 per share (“Class A Common Stock”) and Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), will be reclassified, based upon the 7,167,506 shares of Class A Common Stock, 50,619,664 shares of Class B Common and 4,454,948 shares of Class B Common Stock issuable pursuant to options and other Company awards issuable or outstanding on the close of business on September 9, 2015. In the Reclassification (as defined in the proxy statement/prospectus included in this Registration Statement), each share of Class A Common Stock will be reclassified into one share of Common Stock, and the holder of such share of Class A Common Stock will become entitled to receive $28.00 in cash for each such share held (the “Class A Cash Consideration”), and each share of Class B Common Stock will be reclassified into one share of Common Stock. Thereafter, each share of Class A Common Stock and Class B Common Stock outstanding immediately prior to the Effective Time (as defined in this proxy statement/prospectus) will continue in existence as a share of Common Stock which, immediately following the Effective Time, will be the sole class of the Company’s common stock issued and outstanding.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rules 457(f)(1) and 457(c) of the Securities Act of 1933, as amended (the “Securities Act”), based on the average of the high and low prices of Class A Common Stock on September 4, 2015, as reported on the New York Stock Exchange, at a ratio of one share of Common Stock per share of Class A Common Stock.
(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rules 457(f)(1) and 457(c) of the Securities Act, based on the average of the high and low prices of Class B Common Stock on September 4, 2015, as reported on the New York Stock Exchange, at a ratio of one share of Common Stock per share of Class B Common Stock.
(4)	Estimated solely for purposes of calculating the registration fee pursuant to Rules 457(f)(1), 457(f)(2) and 457(f)(3) of the Securities Act, based on the sum of: (A) the product of the estimated maximum number of shares of Common Stock to be registered in the Reclassification in respect of shares of Class A Common Stock multiplied by the proposed maximum offering price per share calculated as described in (2) above plus (B) the product of the estimated maximum number of shares of Common Stock to be registered in the Reclassification in respect of shares of Class B Common Stock multiplied by the proposed maximum offering price per share calculated as described in (3) above less (C) $200,690,168, the estimated aggregate cash amount to be paid by the Registrant with respect to shares of Class A Common Stock in the form of the Class A Cash Consideration as permitted by 457(f)(3).
(5)	Calculated by multiplying 0.0001162 by the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED SEPTEMBER 11, 2015

RECLASSIFICATION PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholder:

On August 24, 2015, Hubbell Incorporated announced a proposed reclassification of the Company’s common stock. Under the terms of the proposed reclassification, holders of Class A Common Stock will receive a cash payment of $28.00 for each share of Class A Common Stock held, and each share of Class A Common Stock and each share of Class B Common Stock will be reclassified into one share of Common Stock of the Company. Shares of the reclassified Common Stock will be entitled to one vote per share on all matters brought to the Company’s shareholders. The Reclassification will reduce the aggregate voting power of the Louie E. Roche Trust and the Harvey Hubbell Trust from approximately 36% to approximately 6%. The trustee of the Trusts has entered into a definitive agreement and an irrevocable proxy with the Company in support of the Reclassification.

In connection with the Reclassification, the Board of Directors also authorized the repurchase of an additional $250 million of common stock, subject to the completion of the Reclassification, bringing the Company’s overall share repurchase authorization to approximately $400 million as of the date of this document.

As I noted the day we announced the Reclassification, the Board of Directors believes the Reclassification is in the best interests of the Company and all Hubbell shareholders. The proposed reclassification will align voting rights with the economic interests of our shareholders. In addition, the Company’s simplified capital structure will provide a solid foundation as we continue to execute our One Hubbell Strategy, operate with discipline and pursue strategic growth initiatives to drive shareholder value.

We need your vote to approve the proposals described in this proxy statement/prospectus relating to the Reclassification and the adjournment of any meeting if needed. The Board of Directors recommends that you vote “FOR” these proposals. We strongly encourage you to vote your shares promptly by Internet, by telephone or by completing and returning a signed proxy card.

On behalf of the Board of Directors, we look forward to the successful completion of the Reclassification.

Sincerely,

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities into which the Class A Common Stock and the Class B Common Stock will be reclassified under this proxy statement/prospectus or determined that this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The actions contemplated in this proxy statement/prospectus involve risks. See “Risk Factors” beginning on page 9.

This proxy statement/prospectus is dated [●], 2015, and is first being mailed to shareholders on or about [●], 2015.

HUBBELL INCORPORATED

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2015

To the shareholders of Hubbell Incorporated:

A special meeting of the shareholders of Hubbell Incorporated will be held at [●] at [●], local time, on [●], 2015. Our shareholders are being asked to consider and vote on the proposals listed below and any other matters that may properly come before the special meeting or any adjournment or postponement of the special meeting:

1.	the proposal (the “Reclassification Proposal”) to amend and restate our restated certificate of incorporation in the form attached to this proxy statement/prospectus as Annex A (the “Reclassification Amendments”), which amendments would effect the Reclassification (as defined below); and

2.	the proposal (the “Adjournment Proposal”) to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there is a lack of a quorum in any voting group or there are insufficient votes to approve the Reclassification Proposal at the time of the special meeting.

Approval of the Reclassification Proposal by the Company’s shareholders is required to approve the Reclassification Amendments and consummate the Reclassification. Approval of the Adjournment Proposal is not required to consummate the Reclassification.

By virtue of the effectiveness of the filing of the Reclassification Amendments with the Connecticut Secretary of the State (the time of such effectiveness, the “Effective Time”) (i) each holder of Class A common stock, par value par value $0.01 per share (“Class A Common Stock”), as of immediately prior to the Effective Time will become entitled to receive cash in the amount of $28.00 (the “Class A Cash Consideration”) for each share of Class A Common Stock held, and (ii) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and each share of Class B common stock, par value par value $0.01 per share (“Class B Common Stock”), issued and outstanding immediately prior to the Effective Time will be reclassified into one share of common stock of the Company, par value $0.01 per share (the “Common Stock”), having one vote upon all matters brought before a meeting of the Company’s shareholders (the “Reclassification”). Thereafter, each share of Class A Common Stock and Class B Common Stock outstanding immediately prior to the Effective Time will continue in existence as a share of Common Stock which, immediately following the Effective Time, will be the sole class of the Company’s common stock issued and outstanding. In evaluating the Reclassification, the board of directors of the Company (the “Board of Directors”) received opinions from its financial advisors, Morgan Stanley & Co. LLC and Centerview Partners LLC.

Approval of the Reclassification Proposal requires (i) the vote of the holders of the Class A Common Stock, voting as a separate voting group, (ii) the vote of the holders of the Class B Common Stock, voting as a separate voting group, and (iii) the vote of the holders of the Class A Common Stock and the holders of the Class B Common Stock, voting together as a single voting group, in each case, in which the votes cast by such holders in favor of the Reclassification Amendments exceed the votes cast by such holders against the Reclassification Amendments. Approval of the Adjournment Proposal will require the vote of the holders of the Class A Common Stock and the holders of the Class B Common Stock, voting together as a single voting group, in which the votes cast by such holders in favor of the Adjournment Proposal exceed the votes cast by such holders against the Adjournment Proposal. Under the current terms of our restated certificate of incorporation, each holder of Class A Common Stock is entitled to twenty votes per share and each holder of Class B Common Stock is entitled to one vote per share.

The Board of Directors of the Company has adopted the Reclassification Amendments and has approved the Reclassification and the transactions contemplated thereby and recommends that you vote “FOR” the Reclassification Proposal and “FOR” the Adjournment Proposal. Only shareholders of record at the close of business on [●], 2015, are entitled to notice of and to vote at the special meeting.

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You may vote your shares over the Internet at www.proxyvote.com, by calling toll-free [●], by completing and mailing the enclosed proxy card, or in person at the special meeting. We request that you vote in advance whether or not you plan to attend the special meeting. You may revoke your proxy at any time prior to the vote at the special meeting by notifying us in writing, voting your shares in person at the meeting, revoting through the website or telephone numbers listed above, or returning a later-dated proxy card.

By the Board of Directors,

Sincerely,

An-Ping Hsieh

Vice President, General Counsel

[●], 2015

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Hubbell Incorporated, a Connecticut corporation (the “Company”), from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the Company at the following addresses and telephone numbers:

Hubbell Incorporated

40 Waterview Drive

Shelton, CT 06484

Attn: Investor Relations

Telephone: (475) 882-4000

or

The firm assisting the Company with the solicitation of proxies:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Shareholders Call Toll-Free: 800-322-2885

Bankers and Brokers Call Collect: 212-929-5500

Email: hubbell@mackenziepartners.com

Investors may also consult the Company’s website (www.hubbell.com) for more information concerning the Reclassification described in this proxy statement/prospectus. Information included on our website is not incorporated by reference into, and does not constitute part of, this proxy statement/prospectus.

If you would like to request documents, please do so by [●], 2015 in order to receive them before the special meeting.

For more information, see “Where You Can Find More Information.”

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by the Company (File No. 333-[●]), constitutes a prospectus of the Company under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the common stock of the Company into which the shares of the Company’s Class A Common Stock and Class B Common Stock will be reclassified if the Reclassification is approved. This document also constitutes a proxy statement of the Company under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the special meeting of the Company’s shareholders, at which such shareholders will be asked to vote upon a proposal to approve the Reclassification Amendments (as defined in this proxy statement/prospectus).

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [●], 2015. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than the date on the front cover of those documents. Neither the mailing of this proxy statement/prospectus to the Company’s shareholders nor the reclassification of the Company’s Class A Common Stock and Class B Common Stock into Common Stock will create any implication to the contrary.

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This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding the Bessemer Trust Company, N.A. in its capacity as the trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust (collectively, the “Trusts”) and the Trusts, has been provided by Bessemer Trust Company, N.A. (acting in its capacity as the trustee of the Trusts, the “Trustee”).

QUESTIONS AND ANSWERS

The following are answers to some questions that you, as a shareholder, may have regarding the Reclassification Proposal and the other matter being considered at the special meeting. The Company urges you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Reclassification (as defined below) and the other matters being considered at the special meeting. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. For your convenience, these questions and answers have been divided into questions and answers regarding the proposals and questions and answers regarding the special meeting and voting. Unless the context requires otherwise, references to a “share” or “shares” without specification refer to shares of either or both of Class A Common Stock and Class B Common Stock and references to a “shareholder” or “shareholders” refer to the holders of shares of either or both of Class A Common Stock and Class B Common Stock.

Questions and Answers Regarding the Proposals

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because you are a shareholder of the Company. This proxy statement/prospectus is being sent to shareholders of the Company so they may consider and approve (i) the amendment and restatement of the Company’s restated certificate of incorporation in the form attached to this proxy statement/prospectus as Annex A in order to reclassify all of the issued and outstanding shares of the Company’s common stock, thereby eliminating the current dual-class stock structure and (ii) the related proposal regarding adjournment or postponement of the special meeting.

At the effective time of the Reclassification, (i) each holder of Class A Common Stock as of immediately prior to the Effective Time will become entitled to receive cash in the amount of $28.00 (the “Class A Cash Consideration”) for each share of Class A Common Stock held, and (ii) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time will be reclassified into one share of Common Stock, having one vote upon all matters brought before a meeting of the Company’s shareholders. Thereafter, each share of Class A Common Stock and Class B Common Stock outstanding immediately prior to the Effective Time will continue in existence as a share of Common Stock which, immediately following the Reclassification, will be the sole class of the Company’s common stock issued and outstanding.

The Company will hold a special meeting to obtain the approval of its shareholders. This proxy statement/prospectus contains important information about the Reclassification and the special meeting, and you should read it carefully. The enclosed proxy materials allow you to vote your shares without attending the special meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:	What am I being asked to vote on?

A:	Shareholders are being asked to vote on the following proposals:

•	The Reclassification Proposal: the proposal to amend and restate our restated certificate of incorporation in the form attached to this proxy statement/prospectus as Annex A (the “Reclassification Amendments”), which amendments would effect the Reclassification; and

•	Adjournment Proposal: the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there is a lack of a quorum in any voting group or there are insufficient votes to approve the Reclassification Proposal at the time of the special meeting.

Q:	How does the Board of Directors recommend that I vote?

A:	The Board of Directors recommends that shareholders vote “FOR” the Reclassification Proposal and “FOR” the Adjournment Proposal.

Q:	I hold shares of Class A Common Stock. What will happen to my shares of Class A Common Stock in the Reclassification?

A:	At the Effective Time:

•	each holder of Class A Common Stock as of immediately prior to the Effective Time will become entitled to receive cash in the amount of $28.00 for each share of Class A Common Stock held immediately prior to the Effective Time; and

•	each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time will be reclassified into one share of Common Stock, having one vote upon all matters brought before a meeting of the Company’s shareholders.

Thereafter, each share of Class A Common Stock outstanding immediately prior to the Effective Time will continue in existence as a share of Common Stock which, immediately following the Effective Time, will be the sole class of the Company’s common stock issued and outstanding.

Q:	I hold shares of Class B Common Stock. What will happen to my shares of Class B Common Stock in the Reclassification?

A:	At the Effective Time, each share of Class B Common Stock issued and outstanding immediately prior thereto will be reclassified into one share of Common Stock, having one vote upon all matters brought before a meeting of the Company’s shareholders.

Thereafter, each share of Class B Common Stock outstanding immediately prior to the Effective Time will continue in existence as a share of Common Stock which, immediately following the Effective Time, will be the sole class of the Company’s common stock issued and outstanding.

Q:	When do you expect the Reclassification to be completed?

A:	If the Reclassification Proposal is approved by the shareholders at the special meeting, the Company expects to complete the Reclassification promptly thereafter, by filing the amended and restated certificate of incorporation with the Secretary of the State of the State of Connecticut. A form of the amended and restated certificate of incorporation of the Company containing the Reclassification Amendments is attached as Annex A hereto. As of the date of this proxy statement/prospectus, the Company expects to complete the Reclassification during the fourth quarter of 2015 or the first quarter of 2016.

Q:	What happens if the Reclassification is not completed?

A:	If the Reclassification Proposal is not approved by the Company’s shareholders or if the Reclassification is not completed for any other reason, your shares of Class A Common Stock and/or Class B Common Stock will remain outstanding and holders of Class A Common Stock will not become entitled to receive the Class A Cash Consideration. The Company will continue to have two classes of common stock issued and outstanding, and the Company’s common stock will continue to be listed and traded on the New York Stock Exchange (the “NYSE”). Additionally, the Board of Directors’ authorization of the repurchase of an additional $250 million of common stock, bringing the Company’s overall share repurchase authorization to approximately $400 million as of the date of this proxy statement/prospectus, is subject to the completion of the Reclassification.

Certain provisions of the Reclassification Agreement may also remain in effect even if the Reclassification is not consummated. Under specified circumstances, even if the Reclassification Agreement is terminated and the Reclassification does not occur, the Company may be required to reimburse the Trustee for certain documented out-of-pocket expenses incurred in connection with the Reclassification Agreement, as described under “The Reclassification — The Reclassification Agreement — Payments and Expenses.” Additionally, the termination of the Reclassification Agreement under certain specified circumstances will result in the Trustee remaining bound by the standstill restrictions for a period of time after such termination, as described under “The Reclassification — The Reclassification Agreement — Termination”.

Q:	What vote is required to approve each proposal?

A:	Because the Reclassification will be effected via amendment and restatement of the Company’s restated certificate of incorporation, approval of the Reclassification Proposal will require (i) the vote of the holders of the Class A Common Stock, voting as a separate voting group, (ii) the vote of the holders of the Class B Common Stock, voting as a separate voting group, and (iii) the vote of the holders of the Class A Common Stock and the holders of the Class B Common Stock, voting together as a single voting group, in each case, in which the votes cast by such holders in favor of the Reclassification Proposal exceed the votes cast by such holders against the Reclassification Proposal.

For each voting group specified in the preceding paragraph, a majority of the votes entitled to be cast must be present in order to constitute a quorum.

Approval of the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there is a lack of a quorum in any voting group or there are insufficient votes to approve the Reclassification Proposal at the time of the special meeting requires the vote of the holders of the Class A Common Stock and the holders of the Class B Common Stock, voting together as a single voting group, in which the votes cast by such holders in favor of the Adjournment Proposal exceed the votes cast by such holders against the proposal. There is no quorum requirement to approve the Adjournment Proposal.

Each holder of Class A Common Stock is entitled to twenty votes per share and each holder of Class B Common Stock is entitled to one vote per share. The Trustee has agreed to vote all of the Trusts’ shares of Class A Common Stock (the “Trust Shares”) in favor of the Reclassification Proposal and the Adjournment Proposal.

Q:	What happens if I sell my shares before the special meeting?

A:	The record date for shareholders entitled to vote at the special meeting is [●], 2015, which is earlier than the date of the special meeting. If you sell or otherwise transfer your shares after the record date but before the special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares and each of you notifies the Secretary of the Company in writing of such special arrangements, you will retain your right to vote such shares at the special meeting but will otherwise have transferred ownership of your shares.

Q:	What happens if I sell or otherwise transfer my shares before the completion of the Reclassification?

A:	If you sell your shares of Class A Common Stock and/or Class B Common Stock prior to the Effective Time, you will own no shares of Class A Common Stock and/or Class B Common Stock to be reclassified into shares of Common Stock. Additionally, shareholders who sell Class A Common Stock prior to the Effective Time will not become entitled to receive the Class A Cash Consideration.

Q:	Am I entitled to appraisal rights instead of having my shares reclassified into Common Stock and/or receiving the Class A Cash Consideration?

A:	No. Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to appraisal rights under Connecticut law in connection with the Reclassification Proposal, the Reclassification

Amendments, the Reclassification or the Class A Cash Consideration. See “The Reclassification — No Appraisal Rights.”

Q:	Do any of our directors or executive officers have interests in the Reclassification that differ from or are in addition to my interests as a shareholder?

A:	In considering the recommendations of the Board of Directors, you should be aware that our directors and executive officers hold shares of Class A Common Stock and/or shares of Class B Common Stock. See “The Reclassification Agreement — Interests of Certain Persons in the Reclassification” and “Voting Rights and Security Ownership of Certain Beneficial Owners and Management.” The Board of Directors was aware of and considered those interests, including the interests described in this proxy statement/prospectus, among other matters, in evaluating, negotiating, and approving the Reclassification Agreement and the Reclassification, and in recommending that the Reclassification Proposal be approved by our shareholders.

Questions and Answers Regarding the Special Meeting and Voting

Q:	When and where will the special meeting be held?

A:	The special meeting will be held at [●], on [●] 2015, at [●], local time.

Directions to attend the special meeting where you may vote in person can be found on our website, www.hubbell.com, in the “Investor Info” section. The content of the Company’s website is not incorporated by reference into, or considered to be a part of, this proxy statement/prospectus.

Q:	How do I vote?

A:	Whether or not you plan to attend the special meeting, you may vote your shares by proxy to ensure your shares are represented at the meeting. You may vote using any of the following methods:

•	By Internet: Go to www.proxyvote.com. Have your proxy card in hand when you go to the website.

•	By Mail: Complete, sign and return your proxy card in the prepaid envelope.

•	In Person: Shareholders who attend the special meeting may request a ballot and vote in person. If your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or record holder and present it to the inspectors of election with your ballot to be able to vote at the meeting.

•	By Phone: [●]. Have your proxy card in hand when you call and then follow the instructions.

Q:	How many votes do I have?

A:	Each holder of Class A Common Stock is entitled to twenty votes per share on all matters brought before the shareholders. Each holder of Class B Common Stock is entitled to one vote per share on all matters brought before the shareholders. As of the close of business on [●], 2015, the record date for the special meeting of the Company’s shareholders, there were [●] outstanding shares of Class A Common Stock and [●] outstanding shares of Class B Common Stock.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	You are strongly encouraged to vote. Your failure to vote, or failure to instruct your broker, bank or nominee to vote, or your abstention from voting, will not be counted as votes “for” or “against” the Reclassification Proposal or the Adjournment Proposal.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	If your shares are registered directly in your name, you are considered the shareholder of record with respect to those shares, and you can attend the meeting and vote in person. You can also vote your shares by proxy without attending the meeting in any of the ways specified in “The Special Meeting — How to Vote.”

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If your shares are held by a brokerage firm, trustee, bank, other financial intermediary or nominee, referred to as an intermediary, you are considered the beneficial owner of shares held in “street name,” and the intermediary is considered the shareholder of record with respect to these shares.

Q:	If my shares are held in “street name” by my broker, bank or nominee, will my broker, bank or nominee vote my shares for me?

A:	If your shares are held in “street name” (that is, through a broker, trustee or other holder of record), you will receive a voting instruction card or other information from your broker or other holder of record seeking instruction from you as to how your shares should be voted, and, to vote your shares, you must provide your broker, trustee or other holder of record with instructions on how to vote them. Please follow the voting instructions provided by your broker, trustee or other holder of record. Please note that you may not vote shares held in “street name” by returning a proxy card directly to the Company or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, trustee or other holder of record. Further, brokers, trustees or other holders of record who hold shares of Class A Common Stock and/or Class B Common Stock on your behalf may not give a proxy to the Company to vote those shares without specific voting instructions from you.

If you do not instruct your broker, bank or nominee on how to vote your shares, they will not be able to vote your shares on the Reclassification Proposal or the Adjournment Proposal, which broker nonvotes will not be counted as votes “for” or “against” the Reclassification Proposal or the Adjournment Proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Class A Common Stock and/or Class B Common Stock represented by your proxy will be voted in favor of that proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You may revoke your proxy at any time prior to its use by any of the following methods:

•	delivering to the Secretary of the Company written instructions revoking your proxy;

•	delivering an executed proxy bearing a later date than your prior proxy;

•	if you voted by Internet or telephone, by recording a different vote on the Internet website or by telephone; or

•	voting in person at the special meeting.

If you hold your shares in street name, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its Annexes.

In order for your shares to be represented at the special meeting:

•	you can vote through the Internet or by telephone by following the instructions included on your proxy card;

•	you can indicate on the enclosed proxy card how you would like to vote and return the card in the accompanying pre-addressed postage paid envelope; or

•	you can attend the special meeting in person.

Q:	Do I need to do anything with my common stock certificates now?

A:	No, you do not need to do anything with your stock certificates at this time. After the Reclassification is completed, if you held certificates representing shares of Class A Common Stock and/or Class B Common Stock prior to the Reclassification, the Company’s agent will send you a letter of transmittal and instructions for delivering your stock certificates to the Company. The shares of Common Stock into which the outstanding shares of Class A Common Stock and/or Class B Common Stock will be reclassified will be in book-entry form.

Q:	How will my certificates representing shares of Class A Common Stock or Class B Common Stock or my shares held in uncertificated book-entry form become shares of Common Stock?

A:	When the Reclassification becomes effective:

•	each stock certificate formerly representing or book-entry in respect of one or more shares of Class A Common Stock will evidence the same number of shares of Common Stock and the right to receive the Class A Cash Consideration; and

•	each stock certificate formerly representing or book-entry in respect of one or more shares of Class B Common Stock will evidence the same number of shares of Common Stock.

After the Reclassification is completed, if you held certificates representing shares of Class A Common Stock or Class B Common Stock prior to the Reclassification, the Company’s agent will send you a letter of transmittal and instructions for delivering your stock certificates to the Company. All holders of certificates that formerly represented shares of Class A Common Stock or shares of Class B Common Stock are asked to complete and return the letter of transmittal when received. Delivery of the Class A Cash Consideration will only be made following receipt of a properly completed letter of transmittal and any other required documents required in the instructions.

See “The Special Meeting — Transmittal Procedures.”

Q:	What if I have lost my stock certificate?

A:	If any certificate representing shares of Class A Common Stock or shares of Class B Common Stock has been lost, stolen, or destroyed, the Company or its transfer agent may, in their sole discretion and as a condition precedent to the registration of the shares of Common Stock into which the shares represented by such certificate have been reclassified (and, in the case of Class A Common Stock, the delivery of the Class A Cash Consideration), require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit and deliver a bond. See “The Special Meeting — Transmittal Procedures — Lost Stock Certificates.”

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	We have engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the special meeting, and we will pay an estimated fee of $[●] for their services.

Q:	Who can help answer my questions?

A:	If you have questions about the Reclassification or the other matters to be voted on at the special meeting or desire additional copies of this proxy statement/prospectus or additional proxy cards, you should contact our proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Shareholders Call Toll-Free: 800-322-2885

Banks and Brokers Call Collect: 212-929-5500

Email: hubbell@mackenziepartners.com

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all the information that is important to you. We urge you to read carefully the remainder of this proxy statement/prospectus, including the attached Annexes, and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the Reclassification and the related matters being considered at the special meeting. See also the section entitled “Where You Can Find More Information.” We have included page references to direct you to a more complete description of the topics presented in this summary.

The Company (See Page 18)

Hubbell Incorporated was founded as a proprietorship in 1888, and was incorporated in Connecticut in 1905. The Company is primarily engaged in the design, manufacture and sale of quality electrical and electronic products for a broad range of non-residential and residential construction, industrial and utility applications. Products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Switzerland, Puerto Rico, Mexico, the People’s Republic of China, Italy, the United Kingdom, Brazil and Australia. The Company also participates in joint ventures in Taiwan and Hong Kong, and maintains offices in Singapore, China, India, Mexico, South Korea and countries in the Middle East.

The Company’s principal executive offices are located at 40 Waterview Drive Shelton, CT 06484. The telephone number at the Company’s principal executive offices is (475) 882-4000.

The Reclassification (See Page 18)

The Board of Directors has adopted the Reclassification Amendments, which would reclassify the two existing classes of the Company’s common stock, Class A Common Stock and Class B Common Stock, into one class of Common Stock, of which each share will be entitled to one vote per share upon all matters brought before the shareholders. In addition, each holder of Class A Common Stock as of immediately prior to the Effective Time will become entitled to receive cash in the amount of $28.00 for each share of Class A Common Stock held. A copy of the form of the amended and restated certificate of incorporation containing the Reclassification Amendments is attached hereto as Annex A. For additional information about the Reclassification, see “The Reclassification.”

Structure of the Reclassification (See Page 18)

At the Effective Time, (i) each holder of Class A Common Stock as of immediately prior to the Effective Time will become entitled to receive cash in the amount of $28.00 for each share of Class A Common Stock held, and (ii) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time will be reclassified into one share of Common Stock having one vote upon all matters brought before a meeting of the Company’s shareholders. Thereafter, each share of Class A Common Stock and Class B Common Stock outstanding immediately prior to the Effective Time will continue in existence as a share of Common Stock which, immediately following the Effective Time, will be the sole class of the Company’s common stock issued and outstanding.

Based on the 7,167,506 shares of Class A Common Stock and the 50,619,664 shares of Class B Common Stock issued and outstanding as of September 9, 2015, the issued and outstanding shares of Class A Common Stock represent approximately 12% and 74% of the outstanding economic and voting interest in the Company, respectively, and the issued and outstanding shares of Class B Common Stock represent approximately 88% and 26% of the outstanding economic and voting interest in the Company, respectively. Immediately following the

Reclassification, former shares of Class A Common Stock and former shares of Class B Common Stock will be reclassified as Common Stock representing, immediately after the consummation of the Reclassification, approximately 12% and 88% of the outstanding economic and voting interest in the Company, respectively.

Reasons for the Reclassification (Page 24)

In reaching its decision to adopt the Reclassification Amendments, approve the Reclassification Agreement and the Reclassification and recommend that the holders of shares of Class A Common Stock and Class B Common Stock vote “FOR” the Reclassification Proposal, the Board of Directors reviewed certain pertinent factors, including the complexity of the Company’s dual-class common stock structure, marketplace considerations and other relevant matters. The Board of Directors also consulted with the Company’s management and with its independent financial and legal advisors in connection with the Reclassification and carefully considered the following material factors, among others:

•	the benefits of aligning voting rights with economic ownership;

•	the elimination of negative control held by the Trusts;

•	the potential for improvement of liquidity and increased trading efficiencies;

•	the benefits of better alignment with good governance standards;

•	the potential increased attractiveness to institutional investors of a single-class structure;

•	that approval of both current classes of common stock is required;

•	the elimination of potential investor confusion and improved transparency;

•	the increased strategic flexibility; and

•	the fairness opinions of its financial advisors.

For more information on the reasons considered by the Board of Directors, see “The Reclassification — Reasons for the Reclassification,” “The Reclassification — Opinion of Morgan Stanley & Co. LLC” and “The Reclassification — Opinion of Centerview Partners LLC.”

The Reclassification Agreement (See Page 44)

In support of the Reclassification, on August 23, 2015, the Company entered into the Reclassification Agreement with the Trustee, in its capacity as trustee of the Trusts. The Trustee has agreed to vote all of the Trust Shares, representing approximately 49% of the voting power of outstanding Class A Common Stock and approximately 36% of the combined total voting power of outstanding Class A Common Stock and Class B Common Stock, in favor of the Reclassification Proposal and the Adjournment Proposal. In addition, the Company and the Trustee have entered into an Irrevocable Proxy, dated as of August 23, 2015 (the “Irrevocable Proxy”).

No Appraisal Rights (See Page 50)

Appraisal rights will not be available to holders of Class A Common Stock or the holders of Class B Common Stock under Connecticut law as a result of the Reclassification. See “The Reclassification — No Appraisal Rights.”

Recommendation of the Board of Directors (See Page 43)

The Board of Directors has adopted the Reclassification Amendments and has approved the Reclassification and the transactions contemplated thereby and recommends that you vote “FOR” the Reclassification Proposal and “FOR” the Adjournment Proposal.

Opinion of Morgan Stanley & Co. LLC (See Page 26)

The Company retained Morgan Stanley & Co. LLC (“Morgan Stanley”) to act as financial advisor to the Board of Directors and to provide a financial opinion in connection with the Reclassification. At the meeting of the Board of Directors on August 23, 2015, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing dated the same date, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the consideration proposed to be paid to the holders of Class B Common Stock in the Reclassification is fair, from a financial point of view, to such holders (solely in their capacity as holders of shares of Class B Common Stock, with respect to such Class B Common Stock and without taking into account any shares of Class A Common Stock held by such holders).

The full text of Morgan Stanley’s written opinion, dated as of August 23, 2015, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this proxy statement/prospectus as Annex D and is incorporated herein by reference. Morgan Stanley’s opinion was rendered for the benefit of the Board of Directors, in its capacity as such, and addressed, as of the date of the opinion, only the fairness, from a financial point of view, as of the date thereof, to the holders of the Class B Common Stock (solely in their capacity as holders of shares of Class B Common Stock, with respect to such Class B Common Stock and without taking into account any shares of Class A Common Stock held by such holders) of the consideration to be paid to holders of the Class B Common Stock in the Reclassification. Morgan Stanley’s opinion does not address any other aspect of the Reclassification, including the fairness of the Class A Cash Consideration to be paid to holders of the Class A Common Stock with respect to shares of Class A Common Stock or the relative fairness of the consideration to be received in the Reclassification by the holders of Class B Common Stock, on the one hand, and the holders of Class A Common Stock, on the other hand. The opinion does not address the relative merits of the Reclassification compared to other business strategies considered by, or available to, the Board of Directors and does not address the Board of Directors’ decision to proceed with the adoption of the Reclassification Amendments and the Reclassification. The opinion does not constitute an opinion as to the prices at which Common Stock, Class A Common Stock or Class B Common Stock will actually trade at any time. The opinion was addressed to, and rendered for the benefit of, the Board of Directors and was not intended to, and does not constitute a recommendation to any shareholder of the Company or any other person as to how such shareholder or other person should vote or otherwise act with respect to the Reclassification Proposal or any other matter.

The full text of Morgan Stanley’s written opinion should be read carefully in its entirety as it contains a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Morgan Stanley in preparing its opinion. The summary of the opinion of Morgan Stanley set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Opinion of Centerview Partners LLC (See Page 35)

The Company retained Centerview Partners LLC (“Centerview”) to act as financial advisor to the Board of Directors for purposes of providing a financial opinion in connection with the Reclassification (as more fully described in the description of Centerview’s opinion below under the heading “Opinion of Centerview Partners

LLC”). At the meeting of the Board of Directors on August 23, 2015, Centerview rendered to the Board of Directors its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the Consideration (as defined in the description of Centerview’s opinion contained below under the heading “Opinion of Centerview Partners LLC”) to be paid to the holders of the shares of Class A Common Stock other than the shares held or beneficially owned by the Trusts (which we sometimes refer to as the “Non-Trust Class A Shares”) as part of the Reclassification (as defined in the description of Centerview’s opinion contained below under the heading “Opinion of Centerview Partners LLC”) was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated August 23, 2015, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Centerview in preparing its opinion, is attached to this proxy statement/prospectus as Annex E and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Reclassification, and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Non-Trust Class A Shares of the Consideration to be paid to such holders as part of the Reclassification contemplated by the Reclassification Agreement. Centerview has acted as financial advisor to the Board of Directors for the purposes of undertaking a fairness evaluation with respect to the Consideration to be paid for the Non-Trust Class A Shares. Centerview was not requested to and did not provide advice concerning the structure of the Reclassification, the specific consideration payable to any shareholder of the Company in the Reclassification (including the holders of Non-Trust Class A Shares), or any other aspects of the Reclassification, or to provide services, in each case other than the delivery of its opinion. Centerview did not participate in negotiations with respect to the terms of the Reclassification, including any such consideration. Centerview’s opinion did not express any view or opinion on any other term or aspect of the Reclassification Agreement or the Reclassification and does not constitute a recommendation to any shareholder of the Company or any other person as to how such shareholder (including the holders of the Non-Trust Class A Shares) or other person should vote or otherwise act with respect to the Reclassification Proposal or any other matter.

The full text of Centerview’s written opinion should be read carefully and in its entirety as it contains a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Centerview in preparing its opinion. The summary of Centerview’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Interests of Certain Persons in the Reclassification (See Page 50)

The Company’s Directors and executive officers may have interests in the Reclassification that are different from, or in addition to, the interests of our shareholders generally. See “The Reclassification — Financial Interests of Executive Officers and Directors in the Reclassification.”

Conditions to the Company’s Obligation to Consummate the Reclassification (See Page 44)

Under the terms of the Reclassification Agreement, the Company’s obligation to consummate the Reclassification is subject to customary conditions, including, among others:

•	the approval of the Reclassification Proposal by the shareholders, by the vote required by the Connecticut Business Corporation Act;

•	the effectiveness of the Company’s registration statement on Form S-4 of which this proxy statement/prospectus forms a part;

•	the approval by the NYSE of the listing of the shares of Common Stock into which the Class A Common Stock and the Class B Common Stock will be reclassified;

•	the accuracy of the representations and warranties of the Trustee (subject to specified materiality standards) and material compliance by the Trustee with its obligations under the Reclassification Agreement; and

•	the absence of any governmental order or law preventing the Reclassification.

Regulatory Matters (See Page 51)

To the extent that a current holder of shares of Class A Common Stock and/or Class B Common Stock will own shares of Common Stock valued at $76.3 million or more following the Reclassification, that shareholder may have a pre-merger notification filing obligation under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) unless the shareholder qualifies for an exemption to the filing requirements under the HSR Act. See “The Reclassification — Regulatory Matters.”

Accounting Treatment (See Page 50)

The Company will account for the Reclassification by adjusting the Company’s capital stock accounts. The par value of the Class A Common Stock and the Class B Common Stock will be reclassified to Common Stock par value. The aggregate amount of the Class A Cash Consideration paid in the Reclassification will be applied first to reduce paid-in capital of the Class A Common Stock, and any such amount in excess of paid-in capital of the Class A Common Stock will reduce retained earnings. See “The Reclassification — Accounting Treatment.”

NYSE Listing (See Page 50)

Shares of Class A Common Stock and Class B Common Stock are currently listed and traded on the NYSE. The Company expects that the shares of Common Stock that shareholders will own following the Reclassification will be listed on the NYSE and traded under the symbol “[●].”

Material U.S. Federal Income Tax Consequences (See Page 58)

The Reclassification is intended to qualify as a recapitalization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Provided the Reclassification so qualifies, (i) U.S. holders (as defined under “Material U.S. Federal Income Tax Consequences”) of Class B Common Stock generally would not recognize gain or loss for U.S. federal income tax purposes upon the deemed exchange of Class B Common Stock for shares of Common Stock pursuant to the Reclassification, and (ii) U.S. holders of Class A Common Stock generally would recognize gain (but not loss) in an amount equal to the lesser of (a) the amount of cash received pursuant to the Reclassification or (b) the excess, if any, of (1) the sum of the amount of cash and the fair market value of the shares of Common Stock deemed received by such holder in the deemed exchange of the holder’s shares of Class A Common Stock pursuant to the Reclassification over (2) such holder’s adjusted tax basis in the shares of Class A Common Stock deemed surrendered pursuant to the Reclassification. Depending on the individual facts and circumstances of a U.S. holder, gain recognized by such holder may be treated as a dividend for U.S. federal income tax purposes.

Holders of Class A Common Stock and/or Class B Common Stock should read the section entitled “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the Reclassification. Tax matters can be complicated, and the tax consequences of the Reclassification to a particular holder will depend on such holder’s individual facts and circumstances. All holders of Class A Common Stock and/or Class B Common Stock should consult their own tax advisors to determine the specific tax consequences to the Reclassification to them.

The Special Meeting (See Page 14)

Holders of both Class A Common Stock and Class B Common Stock are entitled to vote on both the Reclassification Proposal and the Adjournment Proposal. Each holder of Class A Common Stock is entitled to twenty votes per share and each holder of Class B Common Stock is entitled to one vote per share.

Reclassification Proposal

Approval of the Reclassification Proposal, and thus the Reclassification, will require (i) the vote of the holders of the Class A Common Stock, voting as a separate voting group, (ii) the vote of the holders of the Class B Common Stock, voting as a separate voting group, and (iii) the vote of the holders of the Class A Common Stock and the holders of the Class B Common Stock, voting together as a single voting group, in each case, in which the votes cast by such holders in favor of the Reclassification Proposal exceed the votes cast by such holders against the Reclassification Proposal. An abstention or broker nonvote will not be counted as a vote “for” or “against” the Reclassification Proposal.

The Trustee has agreed to vote all of the Trust Shares, representing approximately 49% of the voting power of outstanding Class A Common Stock and approximately 36% of the combined total voting power of outstanding Class A and Class B Common Stock, in favor of the Reclassification Proposal.

The Adjournment Proposal

Approval of the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there is a lack of a quorum in any voting group or there are insufficient votes to approve the Reclassification Proposal at the time of the special meeting requires the vote of the holders of the Class A Common Stock and the holders of the Class B Common Stock, voting together as a single voting group, in which the votes cast by such holders in favor of the Adjournment Proposal exceed the votes cast by such holders against the proposal. There is no quorum requirement to approve the Adjournment Proposal.

The Trustee has agreed to vote all of the Trust Shares, representing approximately 49% of the voting power of outstanding Class A Common Stock and approximately 36% of the combined total voting power of outstanding Class A Common Stock and Class B Common Stock, in favor of the Adjournment Proposal.

Risk Factors (See Page 9)

Before voting at the special meeting, you should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors.”

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth selected consolidated financial information for the Company. The selected statement of operations data for the six months ended June 30, 2015 and 2014 and the selected balance sheet data as of June 30, 2015 and 2014 have been derived from the Company’s unaudited consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the interim June 30 financial information have been included. The selected statement of operations data for each of the years ended December 31, 2014, 2013, 2012, 2011 and 2010 and the selected balance sheet data as of December 31, 2014, 2013, 2012, 2011 and 2010 have been derived from the Company’s consolidated financial statements. The following information should be read together with the Company’s consolidated financial statements, the notes related thereto and management’s related reports on the Company’s financial condition and performance, all of which are contained in the Company’s reports filed with the SEC and incorporated herein by reference. See “Where You Can Find More Information.” The operating results presented in the table below are not necessarily indicative of the results to be expected for any future period.

	At and as of the six months ended June 30,				At and as of the years ended December 31,
	2015		2014		2014	2013	2012	2011	2010
Net sales	$1,683.7		$1,615.3		$3,359.4	$3,183.9	$3,044.4	$2,871.6	$2,541.2
Gross profit	$536.8		$537.5		$1,109.0	$1,070.5	$1,012.2	$923.7	$828.7
Operating income	$231.7		$248.5		$517.4	$507.6	$471.8	$423.8	$367.8
Operating income as a % of sales	13.8%		15.4%		15.4%	15.9%	15.5%	14.8%	14.5%
Loss on extinguishment of debt	$—		$—		$—	$—	$—	$—	$(14.7	)(1)
Net income attributable to Hubbell	$142.5		$154.4		$325.3	$326.5	$299.7	$267.9	$217.2	(1)
Net income attributable to Hubbell as a % of net sales	8.5%		9.6%		9.7%	10.3%	9.8%	9.3%	8.5%
Net income attributable to Hubbell as a % of Hubbell shareholders’ average equity	14.8	%(2)	15.8	%(2)	17.0%	18.3%	19.2%	18.3%	15.8%
Earnings per share — diluted	$2.44		$2.59		$5.48	$5.47	$5.00	$4.42	$3.59	(1)
Cash dividends declared per common share	$1.12		$1.00		$2.06	$1.85	$1.68	$1.52	$1.44
Average number of common shares outstanding — diluted	58.2		59.5		59.2	59.6	59.8	60.4	60.3
Cost of acquisitions, net of cash acquired	$127.0		$147.3		$183.8	$96.5	$90.7	$29.6	$—
Financial Position, At Period End
Working capital	$1020.5		$1138.9		$1,130.3	$1,165.4	$1,008.9	$861.4	$781.1
Total assets	$3,330.1		$3,309.6		$3,322.8	$3,187.2	$2,947.0	$2,846.5	$2,705.8
Total debt	$598.0		$598.5		$599.0	$597.5	$596.7	$599.2	$597.7
Total Hubbell shareholders’ equity	$1,927.4		$1,997.4		$1,927.1	$1,906.4	$1,661.2	$1,467.8	$1,459.2

(1)	In 2010, the Company recorded a $14.7 million pre-tax charge ($9.1 after tax) related to its early extinguishment of debt. The earnings per diluted share impact of this charge was $0.15.
(2)	Annualized net income attributable to the Company as a percentage of the average of the Company’s shareholders’ equity at June 30 and December 31 of the prior year.

MARKET PRICES AND DIVIDEND DATA

Shares of Class A Common Stock and Class B Common Stock are currently listed and traded on the NYSE under the symbols “HUB.A” and “HUB.B,” respectively.

The following table sets forth the high and low sales prices of Class A Common Stock and Class B Common Stock as reported by the NYSE and the quarterly cash dividends declared per share in respect of Class A Common Stock and Class B Common Stock for the calendar quarters indicated.

	Class A Common Stock			Class B Common Stock
	High	Low	Dividend	High	Low	Dividend
Fiscal Year Ended December 31, 2015
Third Quarter (through September 9)	$122.02	$92.00	$0.56	$109.40	$80.33	$0.56
Second Quarter	$118.84	$105.48	$0.56	$112.84	$107.37	$0.56
First Quarter	$113.02	$104.50	$0.56	$117.03	$102.01	$0.56
Fiscal Year Ended December 31, 2014
Fourth Quarter	$131.60	$105.27	$0.56	$127.29	$101.44	$0.56
Third Quarter	$129.50	$120.22	$0.50	$126.96	$115.34	$0.50
Second Quarter	$125.68	$104.20	$0.50	$125.40	$112.71	$0.50
First Quarter	$114.00	$94.24	$0.50	$122.55	$106.47	$0.50
Fiscal Year Ended December 31, 2013
Fourth Quarter	$97.98	$91.02	$0.50	$109.29	$101.51	$0.50
Third Quarter	$99.91	$89.40	$0.45	$110.90	$99.63	$0.45
Second Quarter	$93.51	$83.08	$0.45	$102.68	$91.94	$0.45
First Quarter	$88.00	$78.62	$0.45	$97.73	$84.80	$0.45

The following table presents the closing sales prices of shares of Class A Common Stock and Class B Common Stock, each as reported by the NYSE, on (i) August 21, 2015, the last trading day for which market information is available prior to the public announcement of the proposed Reclassification and (ii) September 9, 2015, the last practicable trading day prior to the date of this proxy statement/prospectus.

	Class A Common Stock	Class B Common Stock
August 21, 2015	$92.31	$98.92
September 9, 2015	$119.64	$96.03

The Company expects that the shares of Common Stock that the Company’s shareholders will own following the Reclassification will be listed on the NYSE and be traded under the symbol “[●]” following the Effective Time.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote on the proposals set forth in this proxy statement/prospectus. In addition, you should read and consider the risks associated with the businesses of the Company because these risks will also affect the Company after the Reclassification. A description of the material risks can be found in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 for the Company as updated by any subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

The Reclassification may not benefit the Company or its shareholders.

The Reclassification of Class A Common Stock and Class B Common Stock into a single class of Common Stock may not enhance shareholder value or improve the liquidity and marketability of the Company’s common stock. The perception of the Reclassification by members of the investment community may cause a decrease in the value of the Common Stock and impair its liquidity and marketability. Furthermore, securities markets worldwide have recently experienced significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could cause a reduction in the market price and liquidity of the Common Stock following the Reclassification, particularly if the Reclassification is not viewed favorably by members of the investment community.

Our shareholders that currently have the most significant voting power may have interests that are different from, or in addition to, the interests of other shareholders.

According to Amendment No. 1 to the Schedule 13D filed by the Trustee with the SEC on August 24, 2015, the Trustee, in its capacity as trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust, owns 3,488,460 shares of Class A Common Stock and will receive approximately $97.7 million and 3,488,460 shares of Common Stock in the Reclassification. The Reclassification will substantially reduce the combined voting power of the Trusts, bringing their voting power into alignment with their economic interests in the Company. As a result of the Reclassification, the voting power of the Trust Shares will be reduced from approximately 36% of the aggregate voting power of the Company’s outstanding shares of Class A Common Stock and Class B Common Stock to approximately 6% of the voting power of the Company’s outstanding shares of Common Stock.

The Trustee, in its capacity as trustee of the Trusts, is party to the Reclassification Agreement, pursuant to which, among other things, the Trustee has agreed to vote all of the Trust Shares, representing approximately 49% of the outstanding shares of Class A Common Stock and approximately 36% of the aggregate voting power of the Class A Common Stock and Class B Common Stock, in favor of the Reclassification Proposal and the Adjournment Proposal and against any action inconsistent with the Reclassification. In addition, the Company and the Trustee have entered into the Irrevocable Proxy. The Trustee has also agreed to certain non-solicitation obligations and standstill restrictions in the Reclassification Agreement. See “The Reclassification — The Reclassification Agreement” and “The Reclassification — The Irrevocable Proxy.”

As a result of their significant voting power and the rights and obligations of the Trustee contained in the Reclassification Agreement and the Irrevocable Proxy, the Trustee and the Trusts may have interests in the Reclassification that are different from, or in addition to, the interests of other holders of Class A Common Stock.

Certain officers and Directors of the Company may have interests that are different from, or in addition to, the interests of other holders of Class A Common Stock and/or holders of Class B Common Stock.

Certain members of the Company’s management and Board of Directors may have interests in the Reclassification that are different from, or in addition to, the interests of holders of Class A Common Stock and/or holders of Class B Common Stock. See “Interests of Certain Persons in the Recapitalization.”

Failure to consummate the Reclassification could adversely affect the price of the Class A Common Stock and/or the Class B Common Stock.

Under the terms of the Reclassification Agreement, the Company’s obligation to consummate the Reclassification is subject to customary conditions, including, among others:

•	the approval of the Reclassification Proposal by the shareholders, by the vote required by the Connecticut Business Corporation Act;

•	the effectiveness of the Company’s registration statement on Form S-4 of which this proxy statement/prospectus forms a part;

•	the approval by the NYSE of the listing of the shares of Common Stock into which the Class A Common Stock and the Class B Common Stock will be reclassified;

•	the accuracy of the representations and warranties of the Trustee (subject to specified materiality standards) and material compliance by the Trustee with its obligations under the Reclassification Agreement; and

•	the absence of any governmental order or law preventing the Reclassification.

The Company cannot be certain that the conditions will be satisfied. If the Reclassification Agreement is terminated for failure to satisfy a condition or for any other reason, the Company may determine to not pursue the Reclassification. Failure to consummate the Reclassification could result in the Trusts maintaining the ability to effectively prevent the approval of any matter that comes before the shareholders that requires the approval of two-thirds of the Company’s outstanding capital stock, including certain transactions under Connecticut law, such as the approval of a plan of merger or share exchange of the Company. Additionally, the Board of Directors’ authorization of the repurchase of an additional $250 million of common stock, bringing the Company’s overall share repurchase authorization to approximately $400 million as of the date of this proxy statement/prospectus, is subject to the completion of the Reclassification.

For these and other reasons, failure to consummate the Reclassification could have a significant adverse effect on the price of the Class A Common Stock and/or the Class B Common Stock. See “The Reclassification — Conditions to the Company’s Obligation to Consummate the Reclassification.” The termination of the Reclassification Agreement under certain specified circumstances will also result in the Trustee remaining bound by the standstill restrictions for a period of time after such termination, as described under “The Reclassification — The Reclassification Agreement — Termination.”

Additionally, under the Reclassification Agreement, each of the Company and the Trustee may terminate the Reclassification Agreement in the event of a superior proposal for the Company, as described under the heading “The Reclassification — The Reclassification Agreement — Termination.”

If the Reclassification does not occur, the Company will not benefit from the expenses it has incurred in preparation for the Reclassification.

If the Reclassification is not consummated, the Company will have incurred substantial expenses for which no ultimate benefit will have been received by it. The Company currently expects to incur significant out-of-pocket expenses for services in connection with the Reclassification, consisting of financial advisor, legal and accounting fees, financial printing and other related charges and certain of the Trustee’s documented out-of-pocket expenses (subject to a cap of $4.0 million), some which has been or may be incurred even if the Reclassification is not consummated. See “The Reclassification — The Reclassification Agreement — Payments and Expenses” for more information.

Under certain circumstances, the Company may be required to reimburse certain of the Trustee’s documented out-of-pocket expenses even when the Reclassification Agreement is terminated.

The Company has agreed to pay documented out-of-pocket fees of the Trustee’s financial and legal advisors incurred in connection with consummating the Reclassification, up to a maximum amount of $4 million, promptly following (i) the closing of the Reclassification or (ii) if the Reclassification Agreement is terminated by (a) the Trustee, following an uncured breach by the Company, or (b) by the Company or the Trustee in connection with the Company’s right to accept a superior proposal for the Company or to change its recommendation to accept such a superior proposal. See “The Reclassification — The Reclassification Agreement — Termination” and “The Reclassification — The Reclassification Agreement — Payments and Expenses.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this proxy statement/prospectus contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. These include statements about liquidity, pension funding, capital resources, performance and results of operations and are based on our reasonable current expectations. In addition, all statements regarding anticipated growth or improvement in operating results, anticipated market conditions, restructuring activities and improvements to cost structure and operating efficiencies are forward looking. Forward-looking statements may be identified by the use of words, such as “believe”, “expect”, “anticipate”, “intend”, “depend”, “should”, “plan”, “estimated”, “predict”, “could”, “may”, “subject to”, “continues”, “growing”, “prospective”, “forecast”, “projected”, “purport”, “might”, “if”, “contemplate”, “potential”, “pending,” “target”, “goals”, “scheduled”, “will likely be”, and similar words and phrases. Discussions of strategies, plans or intentions often contain forward-looking statements. Important factors, among others, that could cause our actual results and future actions to differ materially from those described in forward-looking statements include, but are not limited to:

•	Changes in demand for our products, market conditions, product quality, or product availability adversely affecting sales levels.

•	Whether and when the Reclassification is completed.

•	Future repurchases of common stock under our common stock repurchase program.

•	Changes in markets or competition adversely affecting realization of price increases.

•	Failure to achieve projected levels of efficiencies, cost savings and cost reduction measures, including those expected as a result of our restructuring activities, lean initiative and strategic sourcing plans.

•	The expected benefits and the timing of other actions in connection with our enterprise resource planning system.

•	Availability and costs of raw materials, purchased components, energy and freight.

•	Changes in expected or future levels of operating cash flow, indebtedness and capital spending.

•	General economic and business conditions in particular industries, markets or geographic regions, as well as inflationary trends.

•	Regulatory issues, changes in tax laws or changes in geographic profit mix affecting tax rates and availability of tax incentives.

•	A major disruption in one or more of our manufacturing or distribution facilities or headquarters, including the impact of plant consolidations and relocations.

•	Changes in our relationships with, or the financial condition or performance of, key distributors and other customers, agents or business partners which could adversely affect our results of operations.

•	Impact of productivity improvements on lead times, quality and delivery of product.

•	Anticipated future contributions and assumptions including changes in interest rates and plan assets with respect to pensions.

•	Adjustments to product warranty accruals in response to claims incurred, historical experiences and known costs.

•	Unexpected costs or charges, certain of which might be outside of our control.

•	Changes in strategy, economic conditions or other conditions outside of our control affecting anticipated future global product sourcing levels.

•	Ability to carry out future acquisitions and strategic investments in our core businesses as well as the acquisition related costs.

•	Unanticipated difficulties integrating acquisitions as well as the realization of expected synergies and benefits anticipated when we first enter into a transaction.

•	The ability of governments to meet their financial obligations.

•	Political unrest in foreign countries.

•	Natural disasters.

•	Failure of information technology systems or security breaches resulting in unauthorized disclosure of confidential information.

•	Changes in accounting principles, interpretations, or estimates.

•	The outcome of environmental, legal and tax contingencies or costs compared to amounts provided for such contingencies.

•	Adverse changes in foreign currency exchange rates and the potential use of hedging instruments to hedge the exposure to fluctuating rates of foreign currency exchange on inventory purchases.

•	Other factors described in our SEC filings, including the “Business”, “Risk Factors” and “Quantitative and Qualitative Disclosures about Market Risk” sections in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

Any such forward-looking statements in this proxy statement/prospectus are not guarantees of future performances and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements. The Company disclaims any duty to update any forward-looking statement, all of which are expressly qualified by the foregoing, other than as required by law.

THE SPECIAL MEETING

Date, Time and Place

The special meeting of shareholders is scheduled to be held at [●] on [●] 2015, at [●], local time.

Purpose of the Special Meeting

The special meeting of shareholders is being held:

•	to approve the Reclassification Amendments, which amend and restate the Company’s restated certificate of incorporation to eliminate the Company’s dual-class common stock structure; and

•	to approve the adjournment the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there is a lack of a quorum in any voting group or there are insufficient votes to approve the Reclassification Proposal at the time of the special meeting.

Recommendations of the Board of Directors

The Board of Directors of has determined that effecting the Reclassification is in the best interests of the Company and its shareholders and declared the Reclassification advisable.

The Board of Directors recommends that you vote “FOR”  the Reclassification Proposal and “FOR” the Adjournment Proposal.

Record Date; Stock Entitled to Vote

Only holders of record of shares of the Company’s Class A Common Stock and Class B Common Stock at the close of business on [●], 2015 are entitled to notice of, and to vote at, the special meeting and at any adjournment or postponement of the special meeting. We refer to this date as the record date for the meeting. A complete list of shareholders of record entitled to vote at the special meeting will be available, two business days after notice of the meeting is properly given, at the Company’s executive offices and principal place of business at 40 Waterview Drive, Shelton, CT for inspection by shareholders during ordinary business hours for any purpose germane to the special meeting. The list will also be available at the special meeting for examination by shareholders of record present at the special meeting.

As of the record date for the special meeting, the directors and executive officers of the Company as a group owned and were entitled to vote [●] shares of the Class A Common Stock and [●] shares of Class B Common Stock, or approximately [●]% and [●]% of each respective class and [●]% of the total voting power of the outstanding common stock of the Company on that date. The Company currently expects that its directors and executive officers will vote their shares in favor of approval of the Reclassification, but none of the Company’s directors or executive officers have entered into any agreement obligating them to do so.

Quorum

The presence, either in person or by proxy, of the holders of a majority of the shares of Class A Common Stock is necessary to constitute a quorum at the special meeting for approval of the Reclassification Proposal by that class voting as a separate voting group, and the holders a majority of the shares of Class B Common Stock is necessary to constitute a quorum at the special meeting for approval of the Reclassification Proposal by that class voting as a separate voting group. The holders of a majority of the votes entitled to be cast by all issued and outstanding shares of Class A Common Stock and Class B Common Stock is necessary to constitute a quorum at the special meeting for any matter which requires approval of the Class A Common Stock and the Class B Common Stock voting together as a single voting group. Action may be taken by one voting group on a matter at the special meeting even though no action is taken by another voting group entitled to vote on the matter. Shares of Class A Common Stock and Class B Common Stock represented by a properly completed proxy will be treated as present at the special meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining. If a share is present at the meeting, it is deemed present for quorum purposes throughout the meeting. See “The Special Meeting — Solicitation of Proxies” for more information.

A quorum of each voting group is needed to approve the Reclassification Proposal, but no quorum is required to approve the Adjournment Proposal.

Required Vote

Approval of the Reclassification Proposal will require (i) the vote of the holders of the Class A Common Stock, voting as a separate voting group, (ii) the vote of the holders of the Class B Common Stock, voting as a separate voting group, and (iii) the vote of the holders of the Class A Common Stock and the holders of the Class B Common Stock, voting together as a single voting group, in each case, in which the votes cast by such holders in favor of the Reclassification Proposal exceed the votes cast by such holders against the Reclassification Proposal.

The Adjournment Proposal will require the vote of the holders of the Class A Common Stock and the holders of the Class B Common Stock, voting together as a single voting group, in which the votes cast by such holders in favor of the Adjournment Proposal exceed the votes cast by such holders against the proposal.

Each holder of Class A Common Stock is entitled to twenty votes per share and each holder of Class B Common Stock is entitled to one vote per share.

In support of the Reclassification and pursuant to the Reclassification Agreement, the Trustee has agreed to vote all of the Trust Shares, representing approximately 49% of the voting power of outstanding Class A Common Stock and approximately 36% of the total voting power of outstanding Class A Common Stock and Class B Common Stock, in favor of the Reclassification Proposal and the Adjournment Proposal.

Abstentions and Broker Non-Votes

Your failure to vote, or failure to instruct your broker, bank or nominee to vote, or your abstention from voting, will not be counted as votes “for” or “against” the Reclassification Proposal or the Adjournment Proposal.

How to Vote

Whether or not you plan to attend the special meeting, please promptly vote your shares by proxy to ensure your shares are represented at the meeting. You may vote using any of the following methods:

•	By Internet: Go to www.proxyvote.com. Have your proxy card in hand when you go to the website.

•	By Mail: Complete, sign and return your proxy card in the prepaid envelope.

•	In Person: Shareholders who attend the special meeting may request a ballot and vote in person. If your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or record holder and present it to the inspectors of election with your ballot to be able to vote at the meeting.

•	By Phone: [●]. Have your proxy card in hand when you call and then follow the instructions.

The proxy card also confers discretionary authority on the individuals appointed by the Board of Directors and named on the proxy card to vote the shares represented by the proxy card on any other matter that is properly presented for action at the relevant special meeting.

Revocation of Proxies or Voting Instructions

You may revoke your proxy at any time prior to its use by any of the following methods:

•	delivering to the Secretary of the Company written instructions revoking your proxy;

•	delivering an executed proxy bearing a later date than your prior proxy;

•	if you voted by Internet or telephone, by recording a different vote on the Internet website or by telephone; or

•	voting in person at the special meeting.

If you hold your shares in street name, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Directions to Meeting

Directions to attend the special meeting where you may vote in person can be found on our website, www.hubbell.com, in the Investor Info section. The content of the Company’s website is not incorporated by reference into, or considered to be a part of, this proxy statement/prospectus.

Solicitation of Proxies

The Company is furnishing this proxy statement/prospectus to you in connection with the solicitation by the Board of Directors of the enclosed form of proxy for the special meeting. The Company will bear the cost of the solicitation of proxies through use of this proxy statement/prospectus, including reimbursement of brokers and other persons holding stock in their names, or in the names of nominees, at approved rates, for their expenses for sending proxy material to principals and obtaining their proxies. The Company has retained MacKenzie Partners, Inc. to solicit proxies on behalf of the Company for an estimated fee of $[●] plus reimbursement of reasonable out-of-pocket expenses. In addition, the Company’s regular employees may solicit proxies personally, or by mail, telephone, or electronic transmission, without additional compensation.

Transmittal Procedures

The Company has hired Computershare Trust Company, N.A. to act as its agent for the Reclassification. As soon as is reasonably practicable after the Reclassification becomes effective, the Company’s agent for the Reclassification will mail (or transmit, in the case of shares of the Company held in book-entry form) to each holder of Class A Common Stock and each holder of Class B Common Stock of record as of the Effective Time a letter of transmittal.

When the Reclassification becomes effective:

•	each stock certificate formerly representing or book-entry in respect of one or more shares of Class A Common Stock will represent the same number of shares of Common Stock and the right to receive the Class A Cash Consideration; and

•	each stock certificate formerly representing or book-entry in respect of one or more shares of Class B Common Stock will represent the same number of shares of Common Stock.

After the Reclassification is completed, if you held certificates representing shares of Class A Common Stock or Class B Common Stock at the Effective Time of the Reclassification, the Company’s agent will send you a letter of transmittal and instructions for surrendering your stock certificates to the Company. All holders of certificates formerly representing shares of Class A Common Stock or Class B Common Stock are asked to complete and return the letter of transmittal when received. Delivery of the Class A Cash Consideration will only be made following receipt of a properly completed letter of transmittal and any other required documents required in the instructions.

Lost Stock Certificates

If any certificate representing shares of Class A Common Stock or Class B Common Stock has been lost, stolen, or destroyed, the Company or its transfer agent may, in its sole discretion and as a condition precedent to the registration of the shares of Common Stock into which the shares represented by such certificate have been reclassified (and, in the case of Class A Common Stock, the delivery of the Class A Cash Consideration), require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit and deliver a bond.

THE RECLASSIFICATION

The descriptions of the material terms of the Reclassification, the Reclassification Agreement and the Irrevocable Proxy set forth below are not intended to be complete descriptions thereof. These descriptions are qualified by reference to (i) the proposed amended and restated certificate of incorporation of the Company attached to this proxy statement/prospectus as Annex A, (ii) the Reclassification Agreement attached to this proxy statement/prospectus as Annex B, and (iii) the Irrevocable Proxy, attached to this proxy statement/prospectus as Annex C. The Company urges all shareholders to read these documents in their entirety.

The Company

Hubbell Incorporated was founded as a proprietorship in 1888, and was incorporated in Connecticut in 1905. The Company is primarily engaged in the design, manufacture and sale of quality electrical and electronic products for a broad range of non-residential and residential construction, industrial and utility applications. Products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Switzerland, Puerto Rico, Mexico, the People’s Republic of China, Italy, the United Kingdom, Brazil and Australia. The Company also participates in joint ventures in Taiwan and Hong Kong, and maintains offices in Singapore, China, India, Mexico, South Korea and countries in the Middle East.

The Company’s principal executive offices are located at 40 Waterview Drive Shelton, CT 06484. The telephone number at the Company’s principal executive offices is (475) 882-4000.

For additional information about the Company and its businesses, see “Where You Can Find More Information.”

Structure of the Reclassification

The Reclassification will be effected through an amendment to the Company’s restated certificate of incorporation. The proposed amended and restated certificate of incorporation is included in this proxy statement/prospectus as Annex A and is incorporated by reference herein. Following the Reclassification, the Company will have a single class of Common Stock, of which each share will be entitled to one vote upon all matters before the shareholders.

Amendments to the Restated Certificate of Incorporation

If the Reclassification Proposal is approved by the shareholders, the Company’s restated certificate of incorporation will be amended such that, at the Effective Time:

•	each holder of Class A Common Stock issued and outstanding immediately prior to the Effective Time will become entitled to receive cash in the amount of $28.00 for each share of Class A Common Stock then held, and

•	each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time will be reclassified into one share of Common Stock having one vote upon all matters brought before a meeting of the Company’s shareholders.

Thereafter, each share of Class A Common Stock and Class B Common Stock outstanding immediately prior to the Effective Time will continue in existence as a share of Common Stock which, immediately following the Effective Time, will be the sole class of the Company’s common stock.

Holders of record of the Company’s Class A Common Stock and Class B Common Stock are entitled to vote on the Reclassification Proposal at the special meeting.

Background of the Reclassification

As part of its ongoing evaluation and oversight of the Company and its businesses and the ongoing exercise of its fiduciary duties to the shareholders, the Company’s Board of Directors has over the past several years periodically reviewed the Company’s equity capital structure and considered whether the dual-class structure of the Company’s common equity remains in the best interests of the Company and its shareholders. In connection with these reviews, the Board of Directors has taken account of shareholder input on this issue and from time to time evaluated the desirability and the feasibility of potential transactions that would result in the reclassification of the Class A Common Stock and the Class B Common Stock into a single class of common stock, having one vote per share.

In addition, because of the significant economic and voting interest in the Company held by the Louie E. Roche Trust and the Harvey Hubbell Trust, the Board of Directors has monitored closely the ownership interest of the Trusts in the Company and the Company’s interaction with the trustees for the Trusts.

On June 6, 2014, the Bessemer Trust Company, N.A. became the trustee of the Trusts, pursuant to the settlement of litigation between the former trustees of the Trusts and one of the beneficiaries of the Trusts. As part of the settlement agreement, the parties to the litigation agreed to appoint the Trustee as the successor trustee to the Trusts.

On June 16, 2014, the Trustee filed a statement of beneficial ownership on Schedule 13D in which it disclosed that it had become the trustee of the Trusts. The Trustee disclosed in its Schedule 13D that it would evaluate on an ongoing basis the investments of the Trusts, including the Trust Shares, and that, depending on a variety of factors, the Trustee might determine to hold or dispose of some or all of the Trust Shares. The Schedule 13D also stated that the Trustee may seek, in connection with such evaluation, to meet with the Board of Directors and/or the Company’s management team or to communicate with other shareholders of the Company, third parties or the beneficiaries of the Trusts. In the months following the appointment of the Trustee, members of the Company’s management held two meetings with the Trustee for the purpose of discussing the Company’s operating results, business strategy and other matters ordinarily discussed with shareholders.

On October 9, 2014, in connection with the Board of Directors’ ongoing review of the Company’s equity capital structure and potential transactions that could result in the reclassification of the Class A Common Stock and the Class B Common Stock into a single class of common stock, the Company engaged Morgan Stanley as its financial advisor to assist the Company, its Board of Directors and management.

Over the course of the remainder of the fall of 2014 and into the spring of 2015, the Board of Directors of the Company reviewed a number of potential options with respect to the Company’s equity capital structure and the Trusts’ interest in the Company. The Board of Directors was assisted in this review by the ad hoc committee of the Board of Directors of the Company. The Board of Directors had previously formed the ad hoc committee in connection with matters related to the Company’s capital structure and other matters and delegated to the ad hoc committee the full power and authority of the Board of Directors to evaluate, consider, investigate, structure and negotiate a potential transaction with respect to the Company’s common stock. The Board of Directors and the ad hoc committee also received input from Morgan Stanley and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), which had been engaged to provide legal advice to the Board of Directors and the Company.

On April 8, 2015, a representative of the Trustee contacted Mr. William R. Sperry, Senior Vice President and Chief Financial Officer of the Company, to request a meeting between the Company’s senior management and representatives of the Trustee, together with their respective financial and legal advisors.

On April 30, 2015, the ad hoc committee met, together with the Company’s management and representatives of Morgan Stanley and Wachtell Lipton, to discuss the request for the meeting and to prepare for potential topics of discussion with the Trustee, including potential options for the Trust Shares, and a review of precedent transactions and potential implications for the Company associated with these options.

On May 4, 2015, representatives of Credit Suisse Securities LLC (“Credit Suisse”), the financial advisor to the Trustee, called representatives of Morgan Stanley to discuss the agenda for the upcoming meeting among the Trustee, the Company and their respective advisors. In that call, Credit Suisse, on behalf of the Trustee, requested that the Company be prepared to discuss at the meeting possible options for the Trust Shares.

On May 6, 2015, the Board of Directors met, together with members of the Company’s management and representatives of Morgan Stanley and Wachtell Lipton, to discuss the meeting that had been requested by the Trustee. The advisors reviewed with the Board of Directors potential options for the Trust Shares, including a review of precedent transactions and potential implications for the Company associated with the various options.

At the meeting of the Trustee, the Company, Morgan Stanley, Wachtell Lipton, Credit Suisse and Sullivan & Cromwell LLP (“Sullivan & Cromwell”), the legal advisors to the Trustee, which occurred on May 14, 2015, the Trustee expressed its interest in exploring a greater degree of diversification in the holdings of the Trusts, maximizing value for the Trusts and, to the extent consistent with the foregoing objectives, maintaining an ongoing economic interest in the Company. The Company, the Trustee and their respective advisors proceeded to discuss a number of possible options and the advantages and considerations associated with those options, in light of the best interests of the Company and its shareholders. The Trustee agreed with the Company’s management that it was advisable for the parties to evaluate further the possibility of a transaction that would result in the reclassification of the Class A Common Stock and the Class B Common Stock into a single class of common stock.

On May 29, 2015, the ad hoc committee met to receive an update with respect to the May 14 meeting among the Company, the Trustee and their respective financial and legal advisors.

At a meeting of the full Board of Directors on June 2, 2015, the Company’s management reviewed with the Board of Directors the May 14 meeting and discussions with the Trustee and its advisors with respect to a potential reclassification transaction. After this review and extensive discussion, the Board of Directors determined to authorize the Company’s senior management and its financial and legal advisors to contact the Trustee and its financial and legal advisors to present a proposal discussed at the meeting of the Board of Directors for a potential reclassification transaction.

On June 11, 2015, at the request of the Company, representatives of Morgan Stanley and Wachtell Lipton met with representatives of Credit Suisse and Sullivan & Cromwell, the legal advisors to the Trustee. Pursuant to the instructions of the Board of Directors, the Company’s representatives proposed a possible reclassification transaction to the Trustee in which the holders of the Company’s Class A Common Stock would elect to receive any of (i) $53.64 in cash and 0.643 shares of the Class B Common Stock, (ii) cash of an equivalent value or (iii) stock of an equivalent value (with the Trustee being required to elect to receive the mixed consideration), in each case, which had a package value of approximately $125.00 per share of Class A Common Stock as of such date, based on the then-current price of the Class B Common Stock on the NYSE, or a premium of approximately 12.6% to such price. This proposed reclassification transaction would have reduced the Trusts’ ownership of the Company to approximately 4.1% of the Company’s outstanding common stock. In addition, the Company’s proposal specified that the Trustee would agree to vote in favor of and support the reclassification transaction, that all holders of the Company’s Class A Common Stock would receive in the reclassification the same value per share of Class A Common Stock and that irrespective of transaction structure the holders of the Class B Common Stock would have the opportunity to vote as a single voting group on the reclassification. After some discussion, the Trustee’s advisors indicated to the representatives of Morgan Stanley and Wachtell Lipton that they did not believe that the Company’s proposal would be acceptable to the Trustee, but that the Trustees’ advisors would discuss the matter with the Trustee and contact the Company’s advisors thereafter.

On June 13, 2015, representatives of Credit Suisse contacted representatives of Morgan Stanley. The representatives of Credit Suisse stated that the Trustee was disappointed with the proposal that had been presented by the Company’s advisors at the June 11 meeting. The representative of Credit Suisse indicated that the Trustee was considering how to best proceed.

On July 2, 2015, Mr. David G. Nord, Chairman, President and Chief Executive Officer of the Company, and Mr. Bryant Seaman, Managing Director and Head of Private Asset Advisory at the Trustee, discussed the Company’s proposal made at the June 11 meeting, and Mr. Seaman stated that representatives of Credit Suisse would contact representatives of Morgan Stanley with additional feedback from the Trustee with respect to the Company’s proposal.

On July 15, 2015, at the direction of the Company, representatives of Credit Suisse called representatives of Morgan Stanley and conveyed a proposal pursuant to which the Trusts would maintain their entire economic interest in the Company (approximately 6% as of the date of this proxy statement/prospectus) in connection with a proposed reclassification that would entail the Company reclassifying its two classes of common stock into one class of common stock, with each share having one vote per share, and the holders of the Class A Common Stock receiving cash in respect of their high-voting rights. The representatives of Credit Suisse proposed a cash premium of 35% to the trading value of the Class B Common Stock at the time of announcement of the proposed reclassification, representing a package value of approximately $145.02 per share of Class A Common Stock based on the then-current price of the Class B Common Stock on the NYSE. In addition, the Trustee would agree to vote in favor of and support the reclassification transaction, that the Trusts would receive the same consideration per share of Class A Common Stock as the other holders of the Class A Common Stock and that holders of the Class B Common Stock would in any event have the right to vote as a separate voting group on the proposed reclassification. Credit Suisse also proposed that the Trustee would have the right to terminate any agreement with the Company for a proposed reclassification if a superior proposal were made for the Trust Shares or for the Company, and that the Trustee would be entitled to reimbursement for its financial and legal expenses incurred in connection with the proposed reclassification.

On July 28, 2015, the ad hoc committee met, together with the Company’s management and representatives of Morgan Stanley and Wachtell Lipton, to discuss the Trustee’s counterproposal and the possible terms of a response by the Company. After discussion, the ad hoc committee authorized the Company’s management and its advisors to make a counterproposal to the Trustee.

On July 29, 2015, representatives of Morgan Stanley contacted representatives of Credit Suisse to convey the Company’s counterproposal as authorized by the ad hoc committee, consisting of a reclassification of the two classes of common stock into one class, with each share having one vote per share, and the holders of Class A Common Stock receiving, in respect of their high voting rights, a cash amount equal to a 26% cash premium to the price of the Class B Common Stock at announcement of the proposed reclassification, representing a package value of approximately $132.73 per share of Class A Common Stock based on then-current trading prices for the Class B Common Stock on the NYSE. The Company’s counterproposal also contemplated that the Trusts would be required to agree to a two-year standstill obligation in connection with the reclassification and would not receive reimbursement of its financial and legal expenses incurred in connection with the proposed reclassification. The representatives of Morgan Stanley also indicated that, although the Board of Directors would be willing to agree that the Trustee could terminate the reclassification agreement in a situation where a superior proposal were made for the entire Company, the Board of Directors would not agree to allow the Trustee to terminate the reclassification agreement in order to accept a superior proposal for only the Trust Shares. The counterproposal also contemplated that the Company would have the right to terminate the reclassification agreement or change or withdraw its recommendation to shareholders to approve the proposed reclassification in the event that the Board of Directors determined that a superior proposal had been made for the Company.

On August 5, 2015, representatives of Credit Suisse conveyed to representatives of Morgan Stanley the Trustee’s response to the Company’s counterproposal of July 29. The Trustee’s proposal provided that the cash premium to be paid to holders of the Class A Common Stock would be an amount equal to 32% of the then-current trading price of the Class B Common Stock on the NYSE together with one share of common stock for each share of Class A Common Stock held, which represented a package value of approximately $138.63 per share of Class A Common Stock. Other terms of the Trustee’s August 5 proposal included reimbursement of the Trustee’s financial and legal expenses in connection with the proposed reclassification. The representatives of Credit Suisse also indicated that the Trustee was willing to consider standstill obligations following the completion of the reclassification.

On August 7, 2015, the ad hoc committee met, together with the Company’s management and its financial and legal advisors, to consider the terms of the Trustee’s August 5 proposal. Given the improvement in the financial terms of the Trustee’s proposal as compared to its prior proposals and the Trustee’s willingness to consider standstill obligations, the ad hoc committee authorized the Company’s management to continue negotiations with the Trustee, and to make a counterproposal to the Trustee, with the goal of reaching an agreement as promptly as practicable. The ad hoc committee also discussed the engagement of an additional financial advisor to the Company, to provide a fairness opinion to the Board of Directors with respect to the fairness of the consideration to be received by the holders of the Class A Common Stock other than the Trusts in the reclassification, assuming an agreement were reached with the Trusts. After discussion and review of the options for financial advisors, the ad hoc committee determined to recommend to the entire Board of Directors that Centerview be engaged for these purposes.

After the meeting of the ad hoc committee on August 7, 2015, and as authorized by the ad hoc committee, representatives of Morgan Stanley contacted representatives of Credit Suisse to propose a potential reclassification in which each holder of Class A Common Stock would receive $28.00 per share in cash together with one share of Common Stock for each share of Class A Common Stock held, representing a package value per share of Class A Common Stock of $131.90 per share based on the then-current price of the Class B Common Stock on the NYSE, or a premium of approximately 26.9% to such price. The representatives of Morgan Stanley also indicated that the Board of Directors was considering, but was not yet willing to agree to, reimbursing up to $2 million of the Trustee’s financial and legal expenses incurred in connection with the proposed reclassification.

Later that evening, representatives of Credit Suisse presented a further counterproposal to representatives of Morgan Stanley, in which each holder of Class A Common Stock would receive $28.50 per share in cash, together with one share of Common Stock for each share of Class A Common Stock held, representing a package value of $132.40 per share of Class A Common Stock based on the then-current price of the Class B Common Stock on the NYSE, or a premium of approximately 27.4% to such price. The Trustee also continued to seek the reimbursement of up to $4 million of the Trustee’s financial and legal expenses incurred in connection with the proposed reclassification. While agreement on the financial terms had not yet been achieved, the representatives of Morgan Stanley advised the representatives of Credit Suisse that, in order to determine what other potential issues were outstanding between the parties, Wachtell Lipton would send to Sullivan & Cromwell drafts of the Reclassification Agreement and the Irrevocable Proxy. Wachtell Lipton did so later that night.

On August 10, 2015, Sullivan & Cromwell delivered a marked-up draft of the Reclassification Agreement and the Irrevocable Proxy to Wachtell Lipton.

On August 11, 2015, representatives of Wachtell Lipton discussed with representatives of Sullivan & Cromwell the issues raised by Sullivan & Cromwell’s responsive mark-up.

On August 14, 2015, the Board of Directors of the Company met for an update with respect to the negotiations of the proposed reclassification transaction. The Board of Directors and members of management, together with representatives of Wachtell Lipton, discussed the recommendation of the ad hoc committee that a second financial advisor be engaged to render an opinion to the Board of Directors with respect to the fairness of the consideration to be paid to the holders of the Class A Common Stock other than the Trusts in the reclassification, assuming an agreement were reached with the Trusts. After reviewing various options, the Board of Directors determined to engage Centerview. Following this determination, the Company’s financial advisors joined the meeting. The Board of Directors then discussed and reviewed various matters related to the proposed reclassification with Morgan Stanley, Centerview and Wachtell Lipton, including a detailed overview of the then-current status of the financial and legal terms of the proposed reclassification transaction. The Board of Directors directed the Company’s management to proceed with negotiations with the assistance of the Company’s advisors, within a specified range of proposed terms. Accordingly, on August 14, 2015, representatives of Wachtell Lipton delivered a marked-up draft of the Reclassification Agreement to Sullivan & Cromwell.

On August 18, 2015, the ad hoc committee met to further discuss the terms of the proposed reclassification transaction. The ad hoc committee gave guidance to management and the Company’s financial and legal advisors regarding the issues remaining under negotiation. These issues included the amount of cash to be paid in respect of the Class A Common Stock in the reclassification, survival of the standstill obligations of the Trusts in the event of the termination of the Reclassification Agreement and reimbursement of the financial and legal expenses of the Trustee incurred in connection with the reclassification.

From August 18 to August 21, 2015, Mr. An-Ping Hsieh, Vice President and General Counsel of the Company, spoke with Mr. James L. Kronenberg, Chief Fiduciary Counsel of the Trustee, and engaged in discussions with respect to the remaining open legal and financial terms of the proposed transaction. On August 19, 2015, Sullivan & Cromwell delivered to Wachtell Lipton a marked-up draft of the Reclassification Agreement and a summary of proposed compromise terms, which provided, among other things, that each holder of Class A Common Stock would be entitled to receive $28.50 in cash in respect of each share of Class A Common Stock and that the Trustee would be entitled to expense reimbursement in the amount of up to $4 million.

On August 20, 2015, Mr. Nord and Mr. Seaman spoke by telephone and engaged in a discussion with respect to the remaining open financial and other terms of the proposed transaction. In particular, they discussed a compromise whereby the Company would pursue a reclassification of each share of the Class A Common Stock and the Class B Common Stock into one new class of Common Stock, with each holder of Class A Common Stock being entitled to receive $28.00 in cash in respect of each share of Class A Common Stock and the Trustee entitled to expense reimbursement in the amount of up to $4 million. The Trustee would agree to vote in favor of and support the reclassification transaction. The Trustee would also agree that its standstill obligations would survive the closing of the reclassification for two years and would also survive specified events of termination of the Reclassification Agreement for a period of one or two years, depending on the circumstances of the termination. See “The Reclassification—The Reclassification Agreement.” Mr. Nord and Mr. Seaman agreed to proceed on this basis, subject to the approval of the Board of Directors and the input of the Trustee’s advisors and stakeholders.

On August 23, 2015, the Company’s Board of Directors met, together with members of management and representatives of Morgan Stanley, Centerview and Wachtell Lipton, to discuss and review the negotiated terms of the proposed reclassification transaction. Representatives of Morgan Stanley reviewed the recent developments in negotiations with the Trustee as well as the financial terms of the proposed Reclassification, including the $28.00 in cash to be paid with respect to each share of Class A Common Stock in the Reclassification together with each share of Class A Common Stock being reclassified into one share of Common Stock with one vote per share, representing a premium of 27.8% to the then-current price of the Class B Common Stock on the NYSE, that each share of Class B Common Stock would be reclassified into a share of Common Stock with one vote per share, and that the Company would pay the documented out-of-pocket fees of the Trustee’s financial and legal advisors incurred in connection with consummating the Reclassification, up to a maximum amount of $4 million. A representative of Wachtell Lipton reviewed in detail the terms of the draft Reclassification Agreement and the other transaction documents that had been negotiated with the Trustee. Representatives of Morgan Stanley made a financial presentation concerning the proposed Reclassification, following which a representative of Morgan Stanley rendered its oral opinion, subsequently confirmed in a written opinion dated as of August 23, 2015, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley described in its written opinion, the consideration to be paid to the holders of Class B Common Stock in the Reclassification is fair, from a financial point of view, to such holders (solely in their capacity as holders of shares of Class B Common Stock, with respect to such Class B Common Stock and without taking into account any shares of Class A Common Stock held by such holders). Following the presentation by Morgan Stanley, representatives of Centerview made a financial presentation concerning the proposed Reclassification, following which a representative of Centerview rendered its oral opinion, subsequently confirmed in a written opinion dated as of August 23, 2015, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Centerview described in its written opinion, the consideration to be paid to the holders of Class A Common Stock other than the Trusts in the Reclassification is fair, from a financial point of view, to such holders. A representative of Wachtell Lipton then reviewed with the directors the legal standards applicable to their decisions and actions with respect to the proposed Reclassification. Following extensive discussions and deliberations, the Company’s Board of Directors (i) determined that the Reclassification Agreement in the form substantially as presented to the Company’s Board of Directors, and the transactions contemplated thereby, including the proposed Reclassification and the adoption of the approval of the Reclassification Amendments in connection therewith, were advisable and in the best interests of the Company and its shareholders, (ii) approved the execution, delivery and performance of the Reclassification Agreement and the other transaction documentation to be entered into in connection therewith and the consummation of the transactions contemplated thereby, including the Reclassification, and (iii) resolved to recommend that the Company’s shareholders approve the Reclassification Proposal.

Following the meeting of the Board of Directors, the Company and the Trustee executed the Reclassification Agreement and the Irrevocable Proxy, the terms of which are more fully described below under the section entitled “The Reclassification—The Reclassification Agreement,” and the Company and the Trustee executed the Reclassification Agreement and the Irrevocable Proxy.

Before the opening of the NYSE on August 24, 2015, the Company issued a press release announcing its plan to create a single class of common stock and increase its share repurchase authorization, with the support of the Trustee.

Reasons for the Reclassification

The discussion in this proxy statement/prospectus of the information and factors that the Board of Directors considered in making its decision is not intended to be exhaustive but includes all material factors considered by the Board of Directors. In view of the wide variety of factors considered in connection with the evaluation of the Reclassification and the complexity of these matters, the Board of Directors did not find it useful to, and did not attempt to, quantify, rank, or otherwise assign relative weights to these factors. In addition, the individual members of the Board of Directors may have assigned different weight to different factors.

In reaching its decision to adopt the Reclassification Amendments, approve the Reclassification Agreement and the Reclassification and recommend that the holders of shares of Class A Common Stock and Class B Common Stock approve the Reclassification Proposal, the Board of Directors reviewed certain pertinent factors, including the complexity of the Company’s dual-class common stock structure, marketplace considerations and other matters relating to the Company’s capitalization. The Board of Directors also consulted with the Company’s management and with its independent financial and legal advisors in connection with the Reclassification and the transactions contemplated thereby and carefully considered the following material factors:

•	Alignment of Voting Rights with Economic Ownership. The Reclassification of the Class A Common Stock and Class B Common Stock into Common Stock would eliminate the disparity between voting power and economic interests between the two classes. The Reclassification would align shareholders’ voting power with their economic interests in the Company by establishing a simplified common stock capital structure whereby each share of common stock of the Company is entitled to one vote. The Board of Directors and management believe that the Reclassification may, therefore, make our common stock a more attractive investment.

•

Elimination of Negative Control. Currently, the Trusts can effectively prevent the approval of any matter that comes before the shareholders that requires the approval of two-thirds of the Company’s outstanding capital stock, including certain transactions under Connecticut law, such as the approval of a plan of merger or share exchange of the Company. The Reclassification would reduce the overall concentration of voting power both by eliminating the Trusts’ negative control and by reducing the disproportionate voting influence of the holders of Class A Common Stock. Following the Reclassification, the Trustee and the Trusts would no longer have the ability to prevent the approval of matters coming before the shareholders that require the approval of at least two-thirds of the voting power of each voting group entitled to vote thereon.

•	Improvement of Liquidity and Increased Trading Efficiencies. The Reclassification is expected to provide shareholders with greater liquidity and an enhanced quality of trade execution. It should support enhanced liquidity for our shareholders by aggregating the volume of our common shares that are currently traded, thereby removing a possible impairment to the efficient trading of our shares. Greater liquidity of the Common Stock following the Reclassification may allow shareholders to buy and sell larger positions with less impact on the stock price than might otherwise be the case.

•	Increased Attractiveness to Institutional Investors. The Company believes that simplifying our capital structure and increasing liquidity by reclassifying both of the Company’s existing classes of common stock into a single class of common stock could address complexity and liquidity concerns that institutional investors have expressed from time to time and may allow our common shares to be held by certain institutional investors whose investment policies do not permit them to invest in companies that have disparate voting rights in their capital structure.

•	Alignment with Good Governance Standards. The resulting capital structure will be aligned with the trend of publicly traded companies away from dual-class capital structures, which is consistent with the policies of the NYSE and the other major exchanges in favor of one vote per share of common stock.

•	Approval of Both Classes Required. The holders of our Class A Common Stock and Class B Common Stock will have a right to vote on the Reclassification Proposal, with each class voting as a separate voting group and both classes voting together as a single voting group. Therefore each class will have the opportunity to vote independently on whether the Reclassification should be implemented, which can occur only if holders of a majority of the shares voting in each voting group vote in favor of the Reclassification Proposal.

•	Elimination of Investor Confusion and Improved Transparency. The Company believes that some investors or potential investors may not understand the differences between our Class A Common Stock and our Class B Common Stock. Reclassifying our common stock into a single class would simplify our capital structure and may eliminate this potential confusion, including confusion as to the calculation of our total market capitalization, shares outstanding and earnings per share.

•	Increased Strategic Flexibility. The Company believes that the single-class structure could provide increased flexibility to structure acquisitions and equity financings by using equity as acquisition currency and for possible future offerings of our Common Stock to potential investors.

•	Fairness Opinions. The Board of Directors received and relied upon an opinion from its financial advisor, Morgan Stanley that, as of the date of its opinion, the consideration to be paid to holders of Class B Common Stock in the Reclassification is fair, from a financial point of view, to holders of the Class B Common Stock (solely in their capacity as holders of shares of Class B Common Stock, with respect to such Class B Common Stock and without taking into account any shares of Class A Common Stock held by such holders) and a separate opinion from its financial advisor, Centerview that, as of the date of its opinion, the consideration to be paid to the holders of the Class A Common Stock (other than the Trust Shares) as part of the Reclassification is fair, from a financial point of view, to such holders. See “Opinion of Morgan Stanley & Co. LLC” and “Opinion of Centerview LLC,” respectively, as well as Annex D and Annex E, respectively.

The Board of Directors also considered the following factors in connection with its approval and recommendation of the Reclassification Proposal:

•	the holders of Class A Common Stock and the holders of the Class B Common Stock currently have the same economic interests, with voting power representing the only difference in the rights of the holders of the two classes;

•	certain historical trading price and trading volume differentials of the Class A Common Stock and Class B Common Stock. In particular, the Board of Directors considered that during the one-year,

three-year and five-year periods ended August 21, 2015, on average, the Class A Common Stock traded at a discount to the Class B Common Stock (though at any given time the trading price of one class of stock might be higher than the trading price of the other class);

•	during the one-year period ended August 21, 2015, the average premium of the closing sale price per share of Class A Common Stock on trading days relative to the closing per share sale price of Class B Common Stock on trading days was 1.3%;

•	during the three-year period ended August 21, 2015, the average discount of the closing sale price per share of Class A Common Stock on trading days relative to the closing per share sale price of Class B Common Stock on trading days was 4.7%; and

•	during the five-year period ended August 21, 2015, the average discount of the closing sale price per share of Class A Common Stock on trading days relative to the closing per share sale price of Class B Common Stock on trading days was 5.4%;

•	that the Reclassification will be dilutive to holders of Class A Common Stock with respect to their voting power;

•	without taking into account the repurchase of up to an additional $250 million of Common Stock (excluding any fees, commissions or other expenses related to such repurchases) authorized by the Board of Directors in connection with, and contingent upon the completion of, the Reclassification, the Reclassification would be dilutive to the Company’s shareholders;

•	the fact that the Class A Common Stock has significantly less trading liquidity than the Class B Common Stock;

•	the effect on short-term trading prices and trading volumes of certain other publicly traded companies following elimination of their dual-class common stock structures;

•	that certain officers and directors may have interests in the Reclassification that are different from, or in addition to, those of the holders of Class A Common Stock and/or holders of Class B Common Stock; and

•	that the Trusts have interests in the Reclassification that are different from, or in addition to, those of the holders of Class A Common Stock and/or holders of Class B Common Stock.

Opinion of Morgan Stanley & Co. LLC

The Company retained Morgan Stanley to act as financial advisor to the Board of Directors and to provide a financial opinion in connection with the Reclassification. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of and experience in recent transactions involving publicly traded companies with two classes of common stock and its knowledge of the Company’s business and affairs. At the meeting of the Board of Directors on August 23, 2015, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing dated the same date, that, as of such date, and based upon and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the consideration to be paid to the holders of Class B Common Stock in the Reclassification is fair, from a financial point of view, to such holders (solely in their capacity as holders of shares of Class B Common Stock, with respect to such Class B Common Stock and without taking into account any shares of Class A Common Stock held by such holders).

The full text of Morgan Stanley’s written opinion, dated as of August 23, 2015, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this proxy statement/prospectus as Annex D and is incorporated herein by reference. Morgan Stanley’s opinion was rendered for the benefit of the Board of Directors, in its capacity as such, and addressed, as of the date of the opinion, only the fairness from a financial point of view to the holders of the Class B Common Stock (solely in their capacity as holders of shares of Class B Common Stock, with respect to such Class B Common Stock and without taking into account any shares of Class A Common Stock held by such holders) of the consideration to be paid to holders of the Class B Common Stock in the Reclassification. Morgan Stanley’s opinion does not address any other aspect of the Reclassification, including the fairness of the Class A Cash Consideration to be paid to holders of the Class A

Common Stock with respect to shares of Class A Common Stock or the relative fairness of the consideration to be received in the Reclassification by the holders of Class B Common Stock, on the one hand, and the holders of Class A Common Stock, on the other hand. The opinion does not address the relative merits of the Reclassification compared to other business strategies considered by, or available to, the Board of Directors and does not address the Board of Directors’ decision to proceed with the adoption of the Reclassification Amendments and the Reclassification. The opinion does not constitute an opinion as to the prices at which Common Stock, Class A Common Stock or Class B Common Stock will actually trade at any time. The opinion was addressed to, and rendered for the benefit of, the Board of Directors and was not intended to, and does not constitute a recommendation to any shareholder of the Company or any other person as to how such shareholder or other person should vote or otherwise act with respect to the Reclassification Proposal or any other matter.

The full text of Morgan Stanley’s written opinion should be read carefully in its entirety as it contains a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Morgan Stanley in preparing its opinion. The summary of the opinion of Morgan Stanley set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. In connection with rendering its opinion, Morgan Stanley, among other things:

(i)	reviewed certain publicly available financial statements and other business and financial information relating to the Company;

(ii)	reviewed certain internal financial statements, certain internal financial forecasts and estimates and other financial and operating data concerning the Company, in each case prepared by the management of the Company;

(iii)	reviewed certain publicly available research analyst reports regarding the Company;

(iv)	compared the financial performance of the Company and the prices and trading activity of the Class B Common Stock to the financial performance and prices and trading activity of certain other publicly-traded companies that Morgan Stanley deemed to be comparable;

(v)	reviewed market prices and trading volumes for the Class A Common Stock and the Class B Common Stock and compared them with the securities of certain publicly traded dual class companies that Morgan Stanley deemed to be relevant;

(vi)	reviewed the financial terms, to the extent publicly available, and the reported prices and trading activity for the common stock in certain comparable transactions which Morgan Stanley deemed relevant;

(vii)	reviewed the pro forma impact of the proposed Reclassification on the capitalization and ownership of the Company;

(viii)	reviewed the impact of the proposed Reclassification and share repurchases on earnings and credit metrics and implied trading multiples relative to peers;

(ix)	discussed with senior management of the Company the dual class structure and certain information related thereto and the rationale for the Reclassification;

(x)	reviewed the Company’s existing restated certificate of incorporation as it relates to the rights and privileges of the Class A Common Stock and Class B Common Stock, and held discussions with the Company’s outside counsel regarding such rights and privileges;

(xi)	reviewed a draft of the Reclassification Agreement, dated as of August 23, 2015, which included a draft of the Reclassification Amendments and certain related documents;

(xii)	participated in discussions and negotiations among representatives of the Company and the Trustee and their financial and legal advisors; and

(xiii)	conducted such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company.

With respect to internal financial forecasts prepared by management of the Company, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Reclassification would be consummated in accordance with the terms set forth in the Reclassification Agreement without any waiver, amendment or delay of any terms or conditions and that the final Reclassification Agreement would not differ in any respects material to Morgan Stanley’s opinion from the draft thereof furnished to Morgan Stanley. Morgan Stanley is not a legal, tax, regulatory or accounting advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of August 23, 2015. Events occurring after August 23, 2015 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm the opinion.

Summary of Financial Analyses

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Board of Directors dated August 23, 2015. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses.

The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

Selected Publicly Traded Companies Analysis

Morgan Stanley reviewed trading multiples for the Class B Common Stock and four selected companies in the electrical equipment industry: Acuity Brands, Inc., Eaton Corporation, Legrand S.A. and Schneider Electric SA. In addition Morgan Stanley calculated trading multiples and the median trading multiples for the following U.S. industrial companies deemed by Morgan Stanley to be relevant: 3M Company, Ametek, Inc., Danaher Corporation, Dover Corporation, Emerson Electric Company, General Electric, HD Supply, Honeywell International, Inc., Illinois Tool Works Inc., Ingersoll-Rand Inc., Lennox International Inc., Regal Beloit Corporation, Rockwell Automation, SPX Corporation, Stanley-Black & Decker Inc., ADT Corporation, Tyco International Ltd, United Technologies Corporation, W.W. Grainger Inc., Watsco, Inc. and Wesco International, Inc (the “Multi-Industry Index”). In this analysis, Morgan Stanley reviewed, among other things, per share equity values, based on closing stock prices on August 21, 2015 for the selected companies, in each case as a multiple of estimated earnings per share, or EPS, for the next twelve months (“NTM P/E Multiple”). Morgan Stanley also reviewed the aggregate value of the selected companies, with aggregate value calculated as equity values based on closing stock prices on August 21, 2015, the last trading day prior to the announcement of the Reclassification, plus debt and minority interest, less cash, as a multiple of estimated next twelve months earnings before interest, taxes, depreciation, and amortization, or EBITDA (“NTM EBITDA Multiple”). All estimates used by Morgan Stanley in this analysis were from the Institutional Brokers’ Estimates System, or IBES. Morgan Stanley calculated multiples for the Company prior to giving effect to the Reclassification. Morgan Stanley then calculated and compared the multiples of the Company to the multiples derived for the selected companies in the electric equipment industry and the median multiples for the Multi-Industry Index. Although none of the selected companies is directly comparable to the Company, the companies included in the analysis were chosen because they are publicly traded companies with operations that for the purpose of this analysis may be considered similar to certain operations of the Company or were otherwise deemed by Morgan Stanley to be relevant to its analysis. The results of this comparison are summarized below:

	Hubbell	Multi- Industry (Median)	Acuity	Eaton	Legrand	Schneider
NTM P/E Multiple	18.4	16.0	31.3	12.0	20.9	13.6
NTM EBITDA Multiple	9.8	9.7	16.2	9.7	12.7	9.3

Morgan Stanley then calculated and compared the NTM P/E Multiples and NTM EBITDA Multiples for the three year period prior to and including August 21, 2015 for the Company to ratios and multiples for the selected companies in the electrical equipment industry. Morgan Stanley calculated these multiples for the Company prior to giving effect to the Reclassification. Morgan Stanley then compared the multiples of the Company to the multiples derived for the selected companies in the electric equipment industry, and observed the high and low results for the Company and each of the selected companies during the three year period. Although none of the selected companies is directly comparable to the Company, the companies included in the analysis were chosen because they are publicly traded companies with operations that for the purpose of this analysis may be considered similar to certain operations of the Company. The results of this comparison are summarized below:

NTM P/E Multiple

	Last 3 years	Last 1 year	Last 6 months	High	Low
Hubbell	18.6x	19.6x	19.7x	21.1x	15.0x
Acuity	25.4x	29.0x	30.2x	33.5x	16.0x
Eaton	14.0x	13.8x	14.0x	16.7x	10.1x
Legrand	18.7x	21.0x	22.2x	23.7x	13.1x
Schneider	14.6x	15.5x	15.9x	18.1x	11.6x

NTM/ EBITDA Multiple

	Last 3 years	Last 1 year	Last 6 months	High	Low
Hubbell	10.1x	10.5x	10.5x	11.4x	8.2x
Acuity	12.9x	14.7x	15.5x	17.4x	8.5x
Eaton	10.7x	10.7x	10.8x	12.3x	7.1x
Legrand	11.0x	12.0x	13.1x	14.1x	8.1x
Schneider	9.6x	10.4x	10.3x	11.6x	8.1x

Research Analyst Estimates

Morgan Stanley reviewed available public market trading price targets for the Class B Common Stock by equity research analysts that provided a price target for the Class B Common Stock prior to August 21, 2015. Morgan Stanley reviewed the most recent price targets published by the analysts prior to that date. These targets reflect each analyst’s estimate of the future public market trading price of the Class B Common Stock at the time the price target was published. Based on this review, Morgan Stanley noted that the range of price targets was a high of $125.00, a median of $111.00, a mean of $110.00 and a low of $93.00 per share of Class B Common Stock.

Historical Relative Trading Analysis of Class A Common Stock and Class B Common Stock

Morgan Stanley reviewed the historical closing prices and the daily trading volume of the Class A Common Stock and the Class B Common Stock over the five-year period prior to August 21, 2015 and calculated the average historical price ratios of the Class A Common Stock to the Class B Common Stock as of August 21, 2015 and on the trading dates one year, three years and five years prior to that date. Morgan Stanley also calculated the average daily trading volume of the Class B Common Stock as a percentage of total average trading volume for Class A Common Stock and Class B Common Stock one year, three years and five years prior to August 21, 2015. The results of these calculations are summarized below:

Average Class A Common Stock / Class B Common Stock Historical Price Ratio

August 21, 2015	0.93x
1 year	1.013x
3 years	0.953x
5 years	0.946x

Trading Liquidity:

Class B Common Stock Trading Volume as Percentage of Total Trading Volume

1 year	99.47%
3 years	99.30%
5 years	99.25%

Morgan Stanley noted that for all time periods reviewed, the trading volume of Class B Common Stock represented nearly all of the aggregate trading volume for the Company.

Analysis of Dual Class Publicly Traded Companies

Morgan Stanley identified and analyzed a group of 23 companies with market capitalization in excess of $500 million that currently maintain two classes of publicly traded common stock. For each of the companies in the analysis, Morgan Stanley analyzed the relative trading premium or relative trading discount of high vote to low vote shares over a 10 year period prior to and including August 21, 2015. Nineteen of the 23 companies had high vote shares comprising less than 20% of the aggregate trading volume for both classes of stock. This first group of companies was comprised of the Company, Berkshire Hathaway Inc., Bio-Rad Laboratories, Inc., Constellation Brands Inc., Discovery Communications, Inc., Forest City Enterprises Inc., Gray Television, Inc., International Speedway Corp., Lennar Corporation, Liberty Broadband Corporation, Liberty Global plc, Liberty Interactive Corporation, Liberty Media Corporation, Meredith Corporation, Moog Inc., Rush Enterprises, Inc., Starz, Inc., Watsco Inc., and John Wiley & Sons Inc. and had an average relative trading discount of high vote to low vote shares of 1% over the period. Four of the companies had high vote shares comprising more than 20% of the aggregate trading volume for both classes of stock. This second group of companies was comprised of HEICO Corporation, News Corporation, NRG Yield, Inc., and Twenty-First Century Fox, Inc., and had an average relative trading premium of high vote to low vote shares of 11% over the period. Morgan Stanley noted that for the time period analyzed on average, the less liquid, high vote shares (first group of companies analyzed) traded at a discount to the more liquid low or no vote shares whereas more liquid, high vote shares (second group of companies analyzed) traded at a premium to the low, or no vote shares.

Analysis of Precedent Reclassification Transactions

Morgan Stanley identified and analyzed 27 U.S. reclassification transactions in which there was a significant shareholder or group of shareholders possessing more than 20% of the total voting power of the Company through high vote stock. In each of the selected reclassification transactions, two classes of a single company with differential voting rights were reclassified or combined into a single class of common stock. Morgan Stanley excluded from its analysis transactions where certificates of incorporation or other similar formation documents explicitly prohibited payment of a premium and transactions where multiple classes of shares remained outstanding post transaction. Morgan Stanley reviewed (i) the transaction value premium to the low vote stock trading price received by the holders of high vote stock, (ii) the implied aggregate premium received by holders of high vote stock as a percentage of market capitalization and (iii) market value dilution. The transaction value premium to the low vote stock trading price was defined as the value of the aggregate cash and stock consideration received per high vote share in a transaction (with the stock consideration valued at the low vote stock closing price the trading day prior to announcement of the reclassification transaction) less the low vote stock closing price on the trading day prior to announcement of the reclassification transaction (“Per

Share Premium”) relative to the closing price of the low vote stock on the trading day prior to announcement of the reclassification transaction. The aggregate premium as a percentage of market capitalization was defined as the Per Share Premium multiplied by the number of high vote shares relative to the market capitalization of the company on the trading day prior to announcement of the reclassification transaction. The market value dilution was defined as the market capitalization on the trading day prior to announcement of the reclassification transaction less the aggregate amount of cash consideration paid to holders of high vote stock (if applicable) divided by the number of shares outstanding following the completion of the reclassification transaction relative to the closing price of the low vote stock on the trading day prior to announcement of the reclassification transaction. For companies with high vote shares that were not publicly traded the market capitalization on the trading day prior to the reclassification transaction was calculated as the closing price of the low vote stock on the day prior to the reclassification transaction multiplied by the total number of low vote shares and high vote shares outstanding prior to the reclassification transaction.

Morgan Stanley then bifurcated the transactions as between transactions with a “change of control” (defined as a transaction in which the significant shareholder possessed greater than 50% voting power or power to elect a majority of the directors prior to the transaction) and those transactions that did not involve a change of control. Of the 27 transactions reviewed, eight involved a change of control. Morgan Stanley considered the change of control precedents to be more relevant to its analysis because of the Trusts’ ability to block certain corporate transactions including business combinations that require a two-thirds vote for approval.

The reclassification transactions Morgan Stanley examined involved the following companies:

Reclassification Transactions

	Transaction Value Premium to Low Vote Trading Price	Aggregate Premium as Percentage of Market Cap (%)	Market Value Dilution (%)
Change of Control Transactions
Aaron’s, Inc.	0%	0.0%	2.2%
Sotheby’s Holdings, Inc.	15%	4.2%	4.8%
Kaman Corporation	259%	7.5%	7.3%
Robert Mondavi Corporation	17%	5.9%	5.6%
Reader’s Digest Association Inc.	30%	3.6%	1.3%
Continental Airlines, Inc.	30%	5.7%	6.3%
Dairy Mart Convenience Store Inc.	10%	3.1%	3.0%
Remington Oil and Gas Corporation	27%	4.2%	N/A

Non-Change of Control Transactions
Tecumseh Products Company	0%	0.0%	0.5%
SunPower Corporation	0%	0.0%	6.7%
Benihana Inc.	0%	0.0%	0.4%
DIRECTV Group Holdings, LLC	22%	0.5%	0.5%
Time Warner Cable Inc.	0%	0.0%	0.0%
Triarc Companies, Inc.	0%	0.0%	0.9%
Iteris Inc.	10%	0.4%	1.1%
Pilgrim’s Pride Corporation	0%	0.0%	(21.1%)
Jo-Ann Stores, Inc.	15%	7.3%	0.9%
Commonwealth Telephone Enterprises, Inc.	9%	0.8%	0.8%
E-Z-EM, Inc.	0%	0.0%	2.8%
The J.M. Smucker Company	0%	0.0%	0.0%
Mitchell Energy & Development Corp.	0%	0.0%	0.9%
infoUSA Inc.	0%	0.0%	(2.2%)
Pacificare Health Systems, Inc.	5%	1.7%	5.4%
First Oak Brook Bancshares, Inc.	0%	0.0%	0.0%
The Cherry Corporation	0%	0.0%	(0.4%)
Scott Technologies, Inc.	0%	0.0%	(0.6%)
NPC International, Inc.	7%	3.4%	4.4%

For the eight reclassification transactions with a change of control, holders of high vote stock received an implied premium to the low vote trading price, ranging from 0% to 259%, with a median of 22%. Morgan Stanley compared the result to the 28.3% implied premium to the Class B Common Stock Price as of August 21, 2015 to be paid to holders of Class A Common Stock in the Reclassification. In addition, Morgan Stanley calculated the aggregate premium received by holders of high vote stock in the reclassification transactions as a percentage of the market capitalization for each of the eight companies. These premia ranged from 0% to 7.5%, with a median of 4.2%. Morgan Stanley compared the result to the 3.5% aggregate premium as a percentage of the Company’s market capitalization as of August 21, 2015 to be received by holders of Class A Common Stock in the Reclassification.

Morgan Stanley calculated the market value dilution resulting for each of the eight change of control reclassification transactions (excluding Remington Oil, for which data was not available). The dilution ranged from 1.3% to 7.3% and had a median of 4.8%. Morgan Stanley compared the result to the market value dilution of 4.7% resulting from the Reclassification. No company utilized in the analysis of precedent reclassification transactions is identical to the Company. In evaluating precedent reclassification transactions, Morgan Stanley made judgments and assumptions with regard to, among other things, the capital structure and shareholder base of such companies.

Selected Acquisitions of Dual Class Public Companies

Morgan Stanley examined a group of 52 acquisition transactions valued in excess of $1.0 billion, occurring since 1997 and involving U.S. publicly traded companies that at the time of the acquisition transaction, had two or more classes of common stock with different voting rights. Morgan Stanley reviewed the premium paid to holders of high vote stock relative to the premium received by holders of low vote or no vote stock in these transactions, and observed that in 45 of the transactions, the high vote stock did not receive a premium relative to the low vote or no vote-stock, and in seven transactions the high vote stock received a premium relative to the low vote or no vote stock.

Morgan Stanley then analyzed the group of seven acquisition transactions occurring involving publicly traded companies that at the time of the acquisition transaction had two or more classes of common stock with different voting rights, and in which an excess premium was paid to the holders of high vote stock relative to the holders of corresponding low vote stock. Morgan Stanley calculated the excess nominal premium paid to the high vote stock relative to the premium received by holders of low vote stock. Morgan Stanley calculated the excess nominal premium as the consideration paid per share of high vote stock divided by the consideration paid per share of low vote stock minus 1. This analysis indicated that the excess nominal premium paid to holders of high vote stock ranged from 9% to 72%, and the median excess nominal premium for these seven transactions was 20%. Morgan Stanley then calculated the aggregate excess premium paid to holders of high vote stock as a percentage of market capitalization for these seven transactions. Morgan Stanley calculated the aggregate excess premium as a percentage of market capitalization by subtracting the consideration paid per share of low vote stock from the consideration paid per share of high vote stock, multiplying the result by the total number of shares of high vote stock outstanding, and dividing the result by the market capitalization of the company on the trading day prior to announcement of the acquisition transaction. This analysis indicated that the aggregate excess premium as a percentage of market capitalization paid to holders of high vote stock for these seven transactions ranged from 0.3% to 6.5%, with a median of 3.8%.

The acquisition transactions analyzed by Morgan Stanley in which a premium was paid to holders of high vote stock are summarized below:

Acquiror	Target	Date	Excess Nominal Premium	Aggregate Excess Premium as Percentage of Market Capitalization
Delphi Financial Group, Inc.	Tokio Marine Holdings, Inc.	12/21/11	20%	0.3%
Xerox Corporation	Affiliated Computer Services Inc.	9/28/09	72%	5.7%
Constellation Brands, Inc.	The Robert Mondavi Corporation	10/19/04	16%	6.5%
Clear Channel Communications Inc.	SFX Entertainment Inc.	2/28/00	67%	2.9%
Adelphia Communications Corp.	Century Communications Corp.	3/5/99	9%	5.8%
AT&T Corporation	Tele-Communications, Inc.	6/24/98	10%	3.3%
Hicks, Muse, Tate & Furst	SFX Broadcasting Inc.	8/24/97	30%	3.8%
Median	—	—	20%	3.8%

Analysis of Pro Forma Earnings Impact

Morgan Stanley reviewed the potential pro forma financial effect on the Company’s 2016 estimated earnings per share, or EPS, of both (i) the Reclassification only and (ii) the Reclassification and incremental share repurchases under the Company’s share repurchase program (pursuant to the increased share repurchase authorization concurrently announced with the Reclassification), taken together. Estimated financial data for the Company used in this analysis was based on research analysts’ consensus estimates. For illustrative purposes, Morgan Stanley assumed that all share repurchases would occur on or before January 1, 2016 and that shares would be repurchased at a price per share of $98.92, the closing price of the Class B Common Stock on August 21, 2015. Morgan Stanley also assumed that in the Reclassification only scenario, the Company would repurchase $75.0 million in shares in the second half of fiscal year 2015, in line with its previously announced expectations for full year 2015 and research analysts’ estimates. Based on this level of share repurchases, this analysis indicated that the Reclassification taken together with share repurchases under the Company’s share repurchase program would be accretive to the Company’s estimated EPS for fiscal year 2016. This analysis also indicated that if the Reclassification were completed and the Company did not increase its level of share repurchases beyond the $75.0 million previously contemplated by the Company for the second half of 2015 prior to the Board of Directors’ authorization of the increased share repurchase program, the Reclassification only would be dilutive to the Company’s estimated EPS for fiscal year 2016. The results of Morgan Stanley’s analysis are summarized below:

EPS Accretion / (Dilution) Sensitivity

$MM, unless noted

Share Repurchase (incremental to $75MM in 2nd Half of 2015)	0	100	125	150	175	200
Pro Forma 2016E Net Income	345	344	344	343	343	343
Pro Forma 2016E Fully Diluted Share	57.5	56.5	56.2	56.0	55.7	55.5
2016E EPS (Consensus)	$6.03	$6.03	$6.03	$6.03	$6.03	$6.03
2016E Pro Forma EPS	$6.01	$6.09	$6.11	$6.13	$6.15	$6.17
$ Accretion / Dilution	($0.03)	$0.06	$0.08	$0.10	$0.12	$0.14
% Accretion / Dilution	(0.44%)	0.92%	1.26%	1.61%	1.96%	2.32%

Pro Forma Credit Impact

Morgan Stanley also considered the implications of the proposed Reclassification on the credit position of the Company by calculating certain credit metrics for the Company both prior to and after giving effect to the Reclassification. Morgan Stanley analyzed three different scenarios (i) using estimated September 30, 2015 balance sheet data and assuming no Reclassification and no incremental share repurchases above the Company’s previously announced expectations for 2015, (ii) assuming completion of the Reclassification and no incremental share repurchases above the Company’s previously announced expectations for 2015 and (iii) assuming completion of the Reclassification and $175 million in incremental share repurchases. Morgan Stanley considered the implications on certain pro forma balance sheet and credit metrics of the Company under the three scenarios, including the ratio of debt to EBITDA, the ratio of net debt to EBITDA, the ratio of earnings before interest and amortization, or EBITA, to interest expenses, the ratio of funds from operations, or FFO, to debt and the ratio of free cash flow (post dividends) to debt. The results of these calculations are summarized below:

	Hubbell Standalone		Reclassification		Reclassification + Repurchase
Credit Statistics
Debt / EBITDA	1.1	x	1.2	x	1.5	x
Net Debt / EBITDA	0.2	x	0.5	x	0.9	x
EBITA / Interest Expense	19.7	x	18.1	x	16.0	x
FFO / Debt	64.0%		55.3%		43.8%
Free cash flow (post dividends) / Debt	27.2%		23.3%		18.3%

Breakeven Trading Multiple Impact

Morgan Stanley considered the implications of the Reclassification and share repurchases on the implied per share equity value of Common Stock, based on the closing stock price for Class B Common Stock on August 21, 2015, as a multiple of estimated earnings per share for fiscal year 2016. Estimated financial data for the Company used in this analysis was based on research analysts’ consensus estimates. Morgan Stanley calculated the pre-Reclassification ratio of the closing price of Class B Common Stock on August 21, 2015 to the estimated earnings per share, or EPS, for fiscal year 2016 assuming no Reclassification. Morgan Stanley then reviewed the potential impact on the per share equity value of Common Stock of both (i) the Reclassification only and no incremental share repurchases above the Company’s previously announced expectations for 2015, and (ii) the Reclassification and $175 million in incremental share repurchases under the Company’s increased share repurchase program, taken together. For purposes of this analysis, Morgan Stanley assumed that the Reclassification was financed with $130 million in cash from the Company’s balance sheet and $92 million in debt, and that the Reclassification plus $175 million in incremental share repurchases under the Company’s share repurchase program was financed with $130 million in cash from the Company’s balance sheet and $267 million in debt. Morgan Stanley calculated and compared the resulting multiples for the Company under the three scenarios with the multiples derived for the selected companies in the electric equipment industry and the median multiple for the Multi-Industry Index based on research analysts’ consensus estimates and closing stock prices on August 21, 2015. The results of these calculations are summarized below:

Price/ 2016 Estimated Earnings Per Share

Hubbell (Pre-Reclassification)	16.4
Reclassification + No Buyback	16.5
Reclassification + Buyback	16.1
Multi-Industry	15.0
Acuity	28.0
Legrand	21.0
Schneider	12.7
Eaton	11.3

Other Factors

In rendering its opinion, Morgan Stanley also reviewed and considered other factors, including:

•	the historical trading performance of the Class A Common Stock, the Class B Common Stock and the common stock of selected companies in the electrical equipment industry referred to above during the 52 week period ended August 21, 2015, and a comparison of the closing prices on August 21, 2015 with the high and low closing prices observed during the period;

•	historical trading prices of the Class B Common Stock and the common stock of selected companies in the electrical equipment industry: Acuity Brands, Inc., Eaton Corporation, Legrand S.A. and Schneider Electric SA, the median historical trading prices of the Multi-Industry Index and the performance of the S&P 500, during the three year period ended August 21, 2015

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions.

Morgan Stanley’s opinion and its presentation to the Board of Directors was one of many factors taken into consideration by the Board of Directors in deciding to approve the adoption of the Reclassification Amendments and the Reclassification Agreement. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

As compensation for Morgan Stanley’s services relating to the Reclassification, the Company has agreed to pay Morgan Stanley a fee of $1.5 million upon delivery of the opinion. If the Reclassification is consummated, the Company will pay to Morgan Stanley an additional fee of $5.0 million upon completion of the Reclassification. In addition, the Company, at its sole discretion, may pay to Morgan Stanley an additional discretionary fee of up to $2.0 million. The Company has agreed to reimburse Morgan Stanley for reasonable and documented expenses as incurred.

The Company has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against any losses, claims, damages or liabilities related to or arising out of Morgan Stanley’s engagement, including all reasonable expenses.

In the two years prior to the date of its opinion rendered in connection with the Reclassification, Morgan Stanley and its affiliates have provided financial advisory and financing services to the Company and its affiliates and have received fees of approximately $1 million in the aggregate in connection with such services. Morgan Stanley may also seek to provide other financial advisory and financing services to the Company in the future and would expect to receive fees for the rendering of these services.

Opinion of Centerview Partners LLC

At the meeting of the Board of Directors on August 23, 2015, Centerview rendered to the Board of Directors its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on scope of the review undertaken by Centerview in preparing, and described in, its written opinion, the Consideration (as defined below) to be paid to the holders of Non-Trust Class A Shares as part of the Reclassification (as defined below) contemplated by the Reclassification Agreement was fair, from a financial point of view, to such holders.

For purposes of its analysis and opinion, Centerview understood that, pursuant to the Reclassification Agreement, upon the Effective Time, each holder of Class A Common Stock as of immediately prior to the Effective Time will become entitled to receive cash in the amount of $28.00 for each share of Class A Common Stock held and (ii) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time will be reclassified into one share of Common Stock. For purposes of the disclosure in this section “— Opinion of Centerview Partners LLC,” the term “Consideration” refers to the Class A Cash Consideration to be paid to the holders of Non-Trust Class A Shares in the Reclassification and the share of Common Stock into which each such Non-Trust Class A Share will be reclassified in the Reclassification, and the term “Reclassification” refers to that transaction, together (and not separately) with certain restrictions and voting and related sale obligations on the Trustee on behalf of the Trusts, and limited expense reimbursement to the Trustee on behalf of the Trusts, which restrictions and voting and sale obligations and expense reimbursement do not apply to the holders of the Non-Trust Class A Shares, all as described in greater specificity in the definition of “Reclassification Transactions” in Centerview’s written opinion, which is attached as Annex E.

The Company informed Centerview that, collectively, the holders of the Non-Trust Class A Shares, which are publicly traded and diffusely held, currently hold approximately 6.4% of the Company’s outstanding capital stock, which represents approximately 37.9% of the total voting power of the Company’s outstanding capital stock, and that, immediately following the Effective Time, such holders will collectively hold Common Stock representing approximately 6.4% of the Company’s outstanding capital stock and total voting power of the Company’s outstanding capital stock.

The full text of Centerview’s written opinion, dated August 23, 2015, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Centerview in preparing its opinion, is attached to this proxy statement/prospectus as Annex E and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Reclassification and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Non-Trust Class A Shares of the Consideration to be paid to such holders as part of the Reclassification contemplated by the Reclassification Agreement. Centerview has acted as financial advisor to the Board of Directors for the purposes of undertaking a fairness evaluation with respect to the Consideration to be paid for the Non-Trust Class A Shares. Centerview was not requested to and did not provide advice concerning the structure of the Reclassification, the specific consideration payable to any shareholder of the Company in the Reclassification (including the holders of Non-Trust Class A Shares), or any other aspects of the Reclassification, or to provide services, in each case other than the delivery of its opinion. Centerview did not participate in negotiations with respect to the terms of the Reclassification, including any such consideration. Centerview’s opinion did not express any view or opinion on any other term or aspect of the Reclassification Agreement or the Reclassification and does not constitute a recommendation to any shareholder of the Company or any other person as to how such shareholder (including the holders of the Non-Trust Class A Shares) or other person should vote or otherwise act with respect to the Reclassification Proposal or any other matter.

The full text of Centerview’s written opinion should be read carefully and in its entirety as it contains a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Centerview in preparing its opinion. The summary of Centerview’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Reclassification Agreement (including the annexes thereto), dated August 23, 2015, which the Company informed Centerview was in substantially final form (the “Draft Agreement”);

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2014, December 31, 2013 and December 31, 2012;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its shareholders; and

•	for the limited purpose of comparing the Company Forecasts (as defined below) to certain publicly available consensus analyst estimates relating to the Company, certain forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company (the “Company Forecasts”).

Centerview also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Company, the Company Forecasts (for the limited purpose described above) and the strategic rationale for, and pro forma effects of, the Reclassification. In addition, Centerview reviewed publicly available financial and stock market data for the Company, and compared that data with similar data for certain other companies, the securities of which are publicly traded, which Centerview deemed relevant, including reviewing and comparing the historical prices and trading volumes of the Class A Common Stock and the Class B Common Stock, both in isolation and in comparison to each other, and reviewing the historical prices and trading volumes of shares of other companies with two classes of publicly traded common stock. Centerview also compared certain of the proposed financial terms of the Reclassification with the financial terms, to the extent publicly available, of certain other transactions that it deemed relevant, including reviewing the terms of selected reclassification transactions which it deemed generally comparable to the Reclassification (e.g., transactions in which publicly traded companies with two classes of common stock reclassified such shares into a single class of common stock). Centerview also reviewed certain pro forma effects of the Reclassification on the Company and its capitalization, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Company Forecasts have been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview has relied, at the Company’s direction, on the Company Forecasts for purposes of its analysis and opinion, to the limited extent described above. Centerview expressed no view or opinion as to the Company Forecasts or the assumptions on which they are based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Reclassification Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Reclassification will be consummated on the terms set forth in the Reclassification Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining any necessary governmental, regulatory and other approvals, consents, releases and waivers for the Reclassification, to the extent any such approvals, consents, releases and waivers are required, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview also assumed that the Reclassification will have the tax consequences described in discussions with, and materials furnished to Centerview by, representatives of the Company. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Reclassification on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Reclassification Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Non-Trust Class A Shares of the Consideration to be paid to such holders as part of the Reclassification. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view or opinion on any other term or aspect of the Reclassification Agreement or the Reclassification, including, without limitation, the structure or form of the Reclassification, any other agreements or arrangements contemplated by the Reclassification Agreement or entered into in connection with or otherwise contemplated by the Reclassification, the fairness of the Reclassification or any other term or aspect of the Reclassification to, or any consideration to be received in connection therewith by, or the impact of the Reclassification on, the holders of any other class or group of securities, creditors or other constituencies of the Company (including, for the avoidance of doubt, the holders of the Trust Shares or the holders of the Class B Common Stock) or any other party, whether relative to the Consideration to be paid to the holders of the Non-Trust Class A Shares as part of the Reclassification or otherwise. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Reclassification, whether relative to the Consideration to be paid to the holders of the Non-Trust Class A Shares as part of the Reclassification or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview expressed no view or opinion as to what the value of the Common Stock actually will be upon the consummation of the Reclassification or the prices at which the Class A Common Stock, Class B Common Stock or the Common Stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the Reclassification. Centerview’s opinion does not constitute a recommendation to any shareholder of the Company or any other person as to how such shareholder (including the holders of the Non-Trust Class A Shares) or other person should vote or otherwise act with respect to the amended and restated Certificate of Incorporation of the Company in connection with Reclassification or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Reclassification. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board of Directors on August 23, 2015 in connection with the delivery of Centerview’s opinion, dated as of such date. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 21, 2015 (the final trading day before the public announcement of the Reclassification) and is not necessarily indicative of current market conditions.

Analysis of Trading Activity and Liquidity Analysis of the Class A Common Stock and Class B Common Stock

Centerview examined the historical trading activity of the Class A Common Stock and Class B Common Stock for the three years ending on August 21, 2015 and the various other periods of time outlined below. For such periods, Centerview examined (i) the price of the Class A Common Stock and the Class B Common Stock, as well as the average percentage by which the price per share of the Class A Common Stock traded at a premium or a discount to the price per share of the Class B Common Stock (such analysis the “historical trading activity analysis”), (ii) the relative implied exchange ratio of the Class A Common Stock to the Class B Common Stock derived from this premium (or discount) of the Class A Common Stock to the price per share of the Class B Common Stock, and which was calculated as the quotient of the price of Class A Common Stock divided by the price of Class B Common Stock, and (iii) the relative trading liquidity of the Class A Common Stock and of the Class B Common Stock, which was calculated as a ratio, expressed as a percentage, of the average daily trading volume of each of the Class A Common Stock and Class B Common Stock to the total trading volume of both classes common stock (or the “relative trading liquidity analysis”).

The results of the Centerview analyses are summarized in the following table (using August 21, 2015, the last trading day before the public announcement of the Reclassification) where applicable, as the relevant reference date for the Trading Period):

Analysis of Trading Activity and Relative Trading Liquidity

Trading Period	Class A Common Stock (Discount)/ Premium to Class B Common Stock	Implied Exchange Ratio of Class A Common Stock to Class B Common Stock	Relative Trading Liquidity of Class A Common Stock	Relative Trading Liquidity of Class B Common Stock
August 21, 2015	(6.7%)	0.933x	N/A	N/A
2015 Year to Date Average	(0.6%)	0.994x	0.6%	99.4%
12 Month Trailing Average	1.2%	1.012x	0.6%	99.4%
2 Year Trailing Average	(2.8%)	0.972x	0.8%	99.2%
3 Year Trailing Average	(4.7%)	0.953x	0.8%	99.2%

Analysis of Trading Activity and Liquidity of Selected Dual-Class Publicly Traded Companies

Centerview identified and analyzed a group of nine reference companies which had (i) two classes of publicly traded common stock with different voting rights, (ii) market capitalizations of at least $1 billion as of August 21, 2015 and (iii) revenues of at least $1 billion in the trailing twelve month period since the date of their most recent publicly available financial statements. Although all of the reference group companies had two classes of publicly traded common stock with different voting rights, Centerview was aware that the difference in voting rights was not the same for all of the reference group companies. The details of these differences in voting rights were not material to Centerview’s analysis.

The reference group companies include: Bio-Rad Laboratories, Inc., Brown-Forman Corporation, CBS Corporation, John Wiley & Sons, Inc., Lennar Corporation, Moog Inc., Rush Enterprises, Inc., Twenty-First Century Fox, Inc., and Viacom, Inc.

For each of the reference group companies, Centerview conducted the historical trading activity analysis for the high vote shares and the low vote shares, established a range of values of the (discount)/premium of the high vote stock to the low vote stock, and also compared the average obtained from the historical trading activity analysis across reference group companies with that of the Company (as determined in the section above “— Analysis of Trading Activity and Liquidity Analysis of the Class A Common Stock and Class B Common Stock”).

The results of Centerview’s historical trading activity and related analyses are summarized in the following table (in each case using August 21, 2015 as the relevant reference date) for the Trading Period:

Analysis of Trading Activity for Reference Group Companies and Comparison with the Company

Trading Period	Average High Vote Stock (Discount)/Premium to Low Vote Stock for Reference Group Companies	Range of High Vote Stock (Discount)/Premium to Low Vote Stock among Reference Group Companies	Class A Common Stock (High Vote) (Discount)/Premium to Class B Common Stock (Low Vote) for the Company
August 21, 2015	0.0%	(16.2%) – 10.8%	(6.7%)
Year to Date Average	(2.3%)	(18.6%) – 4.2%	(0.6%)
12 Month Trailing Average	(2.9%)	(18.7%) – 2.9%	1.2%
2 Year Trailing Average	(3.3%)	(17.8%) – 1.5%	(2.8%)
3 Year Trailing Average	(3.4%)	(18.9%) – 1.0%	(4.7%)

Centerview also performed the relative trading liquidity analyses for the three years ending on August 21, 2015 for the high vote shares and the low vote shares for each reference group company, and also compared the average obtained from the relative trading liquidity analysis across the reference group companies with that of the Company (as described in further detail, above, in the section titled “Analysis of Trading Activity and Liquidity Analysis of the Class A Common Stock and Class B Common Stock”).

The results of Centerview’s relative trading liquidity analyses are summarized in the following table (using August 21, 2015 as the relevant reference date for the Trading Period):

Average Relative Trading Liquidity for the Reference Group Companies and Comparison with the Company

Trading Period	Average Relative Trading Liquidity of High Vote Shares for Reference Group Companies	Relative Trading Liquidity of Company (High Vote) Class A Common Stock	Average Relative Trading Liquidity of Low Vote Shares for Reference Group Companies	Relative Trading Liquidity of Company (Low Vote) Class B Common Stock
3 Year Average	3.6%	0.8%	96.4%	99.2%

Analysis of Trading Prices and Implied Transaction Premiums

Centerview reviewed the historical closing price of the Class A Common Stock and the Class B Common Stock over the three years ending on August 21, 2015 and then calculated the volume weighted average prices (or VWAP) of each of the Class A Common Stock and Class B Common Stock over the specific historical periods outlined below. Centerview then calculated an implied transaction premium with reference to each such historical period VWAP using a consideration value of $126.92 per share of Class A Common Stock, representing the sum of the cash premium consideration of $28.00 per share and the closing price of the Class B Common Stock as of August 21, 2015.

Centerview also noted that, as part of the Reclassification, each holder of a Trust Share will be entitled to receive the same Consideration in respect of such share as will each holder of a Non-Trust Class A Share.

The results of these calculations are summarized below (in each case using August 21, 2015 as the relevant reference date) for the Trading Period:

Implied Share Price Premiums for Class A Common Stock

Trading Period	Class B Common Stock	Implied Premium (based on implied Class B Common Stock per share price of $126.92)
August 21, 2015	$98.92	28.3%
1 Month VWAP	$103.91	22.1%
3 Month VWAP	$107.14	18.5%
1 Year VWAP	$109.75	15.6%
2 Year VWAP	$111.60	13.7%
3 Year VWAP	$105.22	20.6%

Analysis of Selected Historical Reclassification Transactions

Centerview identified and analyzed a group of reclassification transactions that were announced during the period from May 1995 to March 2013, involving U.S. domiciled companies that had two classes of publicly traded shares in which the holders of the high vote shares held at least 50% of the collective voting power of the company and/or the ability to appoint a majority of the company’s board of directors. Companies which had two classes of publicly traded shares were excluded from the analysis if their organizational documents prohibited the payment of a premium to the holders of high vote stock in the event of a reclassification transaction or if the company was undertaking a reclassification transaction in connection with another strategic transaction.

Centerview then examined the resulting 28 reclassification transactions (or the “selected historical reclassification transactions”) undertaken by the companies that are set forth in the second column of the table, below.

Historical Reclassification Transactions Analysis

	Selected Historical Reclassification Transaction	Change of Control Reclassification	Premium Change of Control Reclassification
1.	Tecumseh Products Company	✓
2.	Benihana Inc.	✓
3.	Aaron’s, Inc.	✓
4.	Chipotle Mexican Grill, Inc.
5.	Mueller Water Products, Inc.
6.	GameStop Corp.	✓
7.	Eagle Materials Inc.	✓
8.	LocatePlus Holdings Corporation
9.	Gartner Inc.	✓
10.	Agere Systems Inc.
11	Alberto-Culver Company	✓
12.	Pilgrim’s Pride Corporation
13.	Jo-Ann Stores Inc.
14.	Commonwealth Telephone Enterprises, Inc.	✓	✓
15.	The Readers Digest Association, Inc.	✓	✓
16	Freeport-Mcmoran Inc.
17.	Conoco Inc.
18.	Waddell & Reed Financial, Inc.	✓
19	AmSurg Corp.	✓
20.	Raytheon Company	✓
21.	Continental Airlines, Inc.	✓	✓
22.	The J.M. Smucker Company
23.	Mitchell Energy and Development Corp.	✓
24.	Dairy Mart Convenience Stores, Inc.	✓	✓
25.	PacifiCare Health Systems, Inc.	✓	✓
26	The Cherry Corporation	✓
27.	Scott Technologies, Inc.	✓
28.	NPC International, Inc.

Centerview calculated the implied premiums (such calculation, the “implied premium calculation”) paid in each of the 28 selected historical reclassification transactions to the holders of high vote stock taken as a percentage of (i) the low vote share price based on the closing share price of such publicly traded shares of the respective company one day prior to announcement of the reclassification transaction, and (ii) the aggregate equity market capitalization of the respective company, based on the closing share prices of the publicly traded shares of the respective company one day prior to announcement of the reclassification transaction. The results of these analyses and the comparison to the Reclassification (using August 21, 2015 as the relevant reference date for the Company) are summarized in the table below:

Analysis of Selected Historical Reclassification Transactions

	Implied Premium to Low Vote Share Price	Implied Premium to Market Capitalization
Minimum	0.0%	0.0%
Mean	3.8%	0.9%
Median	0.0%	0.0%
Maximum	30.6%	7.9%
Company Reclassification	28.3%	3.5%

As also shown in the third column of the table “Historical Reclassification Transactions Analysis” above, Centerview then identified from the 28 selected historical reclassification transactions the 18 “change of control reclassifications” in which, as a result of the reclassification, the voting power held by high vote shares was reduced from over 50% of the company to less than 50%. Centerview then conducted the implied premium calculation for each change of control reclassification transaction. The results of these analyses and the comparison to the Reclassification (using August 21, 2015 as the relevant reference date for the Company) are summarized in the table below:

Analysis of Change of Control Reclassification Transactions

	Implied Premium to Low Vote Share Price	Implied Premium to Market Capitalization
Minimum	0.0%	0.0%
Mean	4.7%	0.8%
Median	0.0%	0.0%
Maximum	30.6%	5.7%
Company Reclassification	28.3%	3.5%

Centerview then identified from the 18 change of control reclassification transactions the five transactions in which a premium was paid to holders of the high vote stock (each of these five transactions, “a premium change of control reclassification”, and which are identified in the fourth column of the table “Historical Reclassification Transactions Analysis” above). Centerview then conducted the implied premium calculation for each premium change of control reclassification transaction. The results of these analyses and the comparison to the Reclassification (using August 21, 2015 as the relevant reference date for the Company) are summarized in the table below:

Analysis of Premium Change of Control Transactions

	Implied Premium to Low Vote Share Price	Implied Premium to Market Capitalization
Minimum	4.8%	0.8%
Mean	16.8%	3.0%
Median	10.0%	3.1%
Maximum	30.6%	5.7%
Company Reclassification	28.3%	3.5%

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board of Directors in its evaluation of the Reclassification. Consequently, the analyses described above should not be viewed as determinative of the views of the Board of Directors or management of the Company with respect to the Consideration or as to whether the Board of Directors would have been willing to determine that a different consideration was fair. The Consideration for the Reclassification was determined through arm’s-length negotiations between the Company and the Trustee and was approved by the Board of Directors. Centerview acted as financial advisor to the Board of Directors for the purposes of undertaking a fairness evaluation with respect to the Consideration to be paid for the Non-Trust Class A Shares. Centerview was not requested to and did not provide advice concerning the structure of the Reclassification, the specific consideration payable to any shareholder of the Company in the Reclassification (including the holders of Non-Trust Class A Shares), or any other aspects of the Reclassification, or to provide services, in each case other than the delivery of its opinion. Centerview did not recommend any specific amount of consideration to the Company or the Board of Directors, or that any specific amount of consideration constituted the only appropriate consideration for the Reclassification, and did not otherwise participate in negotiations with respect to the terms of the Reclassification, including any such consideration.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has not provided any financial advisory or other services to the Company, the Trusts or the Trustee for which Centerview has received any compensation. Centerview may provide investment banking and other services to, or with respect to, the Company, the Trust, the Trustee or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, the Trustee or any of their respective affiliates, or any other party that may be involved in the Reclassification.

The Board of Directors selected Centerview as its financial advisor in connection with the Reclassification based on Centerview’s qualifications, expertise and reputation and its knowledge of and experience in transactions involving publicly traded companies with two classes of common stock and its knowledge of the Company’s business and affairs. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Reclassification.

The Company has agreed to pay Centerview a fee of $2,500,000 for its services in connection with its fairness evaluation, which was payable in full upon the rendering of Centerview’s opinion. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Recommendation of the Board of Directors

On August 23, 2015 the Board of Directors adopted the Reclassification Amendments and approved the Reclassification, the transactions contemplated thereby and the submission of the Reclassification Proposal to the Company’s shareholders. The Board of Directors recommends that you vote “FOR” the Reclassification Proposal and “FOR” the Adjournment Proposal.

Conditions to the Company’s Obligation to Consummate the Reclassification

Under the terms of the Reclassification Agreement, the Company’s obligation to consummate the Reclassification is subject to customary conditions, including, among others:

•	the approval of the Reclassification Proposal by the Company’s shareholders, by the vote required by the Connecticut Business Corporation Act,

•	the effectiveness of the Company’s registration statement on Form S-4 of which this proxy statement/prospectus forms a part,

•	the approval by the NYSE of the listing of the shares of Common Stock into which the Class A Common Stock and the Class B Common Stock will be reclassified,

•	the accuracy of the representations and warranties of the Trustee (subject to specified materiality standards) and material compliance by the Trustee with its obligations under the Reclassification Agreement, and

•	the absence of any governmental order or law preventing the Reclassification.

The Reclassification Agreement

The following summarizes material provisions of the Reclassification Agreement, which is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Reclassification Agreement and not by this summary or any other information contained in this proxy statement/prospectus. Shareholders are urged to read the Reclassification Agreement carefully and in its entirety as well as this proxy statement/prospectus before making any decisions regarding the Reclassification.

In reviewing the Reclassification Agreement, please remember that it is included to provide you with information regarding its terms and is not intended to provide any other factual information about the Company.

Structure of the Reclassification

Pursuant to the Reclassification Agreement, following satisfaction or waiver of the conditions set forth therein, the Company will file the Reclassification Amendments with the Secretary of the State of Connecticut and by virtue of the effectiveness of such filing:

•	each holder of Class A Common Stock issued and outstanding immediately prior to the Effective Time will become entitled to receive cash in the amount of $28.00 for each share of Class A Common Stock held, and

•	each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time will be reclassified into one share of Common Stock having one vote upon all matters brought before a meeting of the Company’s shareholders.

Thereafter, each share of Class A Common Stock and Class B Common Stock outstanding immediately prior to the Effective Time will continue in existence as a share of Common Stock which, immediately following the Effective Time, will be the sole class of the Company’s common stock issued and outstanding.

Obligations of the Company and the Trustee under the Reclassification Agreement

The Company has agreed to call and hold the special meeting as promptly as practicable for the purpose of seeking the necessary approvals of the Company’s shareholders.

The Trustee has agreed to support the approval of the Reclassification Proposal at the special meeting and to refrain from taking certain actions that could be inconsistent with obtaining shareholder approval for the Reclassification Proposal. Until the closing of the transactions contemplated by the Reclassification Agreement or the termination of the Reclassification Agreement, the Trustee has agreed to vote the Trust Shares, on behalf of the Trusts:

•	in support of the Reclassification Proposal at the special meeting,

•	to oppose any action, agreement or transaction involving the Company or any of its subsidiaries that would materially impair the consummation of the Reclassification or the transactions contemplated thereby, and

•	unless otherwise directed by the Company, against any change in the Board of Directors.

Until the closing of the transactions contemplated by the Reclassification Agreement or the termination of the Reclassification Agreement, both the Trustee and the Company have also each agreed not to take any actions that would make any representation or warranty in the Reclassification Agreement untrue or incorrect or have the effect of preventing or disabling its ability to perform any of its obligations under the Reclassification Agreement.

Trustee Non-Solicitation

The Trustee has also agreed, until the earlier of the closing of the Reclassification or the termination of the Reclassification Agreement, not to:

•	propose to or seek a proposal or offer from any person with respect to any transaction or series of related transactions involving, among other things, (i) any possible sale or other disposition of any of the shares of Class A Common Stock or Class B Common Stock owned or thereafter acquired by the Trusts or (ii) any Company Takeover Proposal (as defined below, except that any reference to “100%” or “all or substantially all” is replace with “any”) ((i) and (ii) together, “Prohibited Transactions”),

•	solicit, initiate, knowingly encourage or knowingly facilitate, or negotiate with any person(s) with respect to any Prohibited Transaction,

•	enter into any agreement, commitment, letter of intent or understanding (i) with respect to any Prohibited Transaction or (ii) requiring the Trustee or either Trust to abandon, terminate or fail to consummate the Reclassification or to breach any of its covenants or agreements contained in the Reclassification Agreement or the Irrevocable Proxy, or

•	participate in any discussions or negotiations with, or furnish any information to, any other person(s) in connection with any Prohibited Transaction.

Upon the execution of the Reclassification Agreement, the Trustee was required to cease immediately any and all existing discussions, or negotiations with any person(s) with respect to, or that could reasonably be expected to lead to, a Prohibited Transaction. See “The Reclassification — The Reclassification Agreement — Termination.”

Trusts Standstill

Subject to the right of the Trustee to terminate the Reclassification Agreement in certain specified circumstances, the Reclassification Agreement imposes certain standstill limitations and obligations upon the Trustee in its capacity as trustee for the Trusts (the “Standstill”) that continue until the second anniversary of the closing of the transactions contemplated by the Reclassification Agreement. Pursuant to the Standstill, the Trustee may not, among other thing:

•	other than the Class A Common Stock already held by the Trusts and subject to an exception for certain hedging transactions, acquire or beneficially own any shares of Class A Common Stock, Class

B Common Stock or other equity securities of the Company (including, from and after the closing, any shares of Common Stock) or any options, warrants, swaps, forward contracts or other derivative instruments with respect thereto (each, “Company Securities”),

•	make, or in any way participate in, directly or indirectly, any “solicitation” (as such term is defined in Rule 14a-1 under the Exchange Act, including any otherwise exempt solicitation pursuant to Rule 14a-2(b) under the Exchange Act) to vote or refrain from voting any Company Securities,

•	make any director nomination or shareholder proposal with respect to the Company,

•	act, whether alone or with others, to propose or seek to propose any merger, share exchange, business combination, tender or exchange offer, restructuring, recapitalization, liquidation or similar transaction of or involving, or any sale or other disposition or acquisition of any part of the consolidated assets of, the Company,

•	solicit, initiate, knowingly encourage or knowingly facilitate, or negotiate with any person(s) with respect to any merger, share exchange, business combination, tender or exchange offer, restructuring, recapitalization, liquidation or similar transaction of or involving, or any sale or other disposition or acquisition of any part of the consolidated assets of, the Company,

•	deposit any Company Securities in a voting trust or similar arrangement or enter into or subject any Company Securities to any voting agreement or similar arrangement,

•	act as a financing source for, or facilitate any financing by, any other person(s) in connection with any of the foregoing,

•	take any action in pursuit of any of the types of matters set forth in the Standstill which would, or would reasonably be expected to, require the Company to make a public announcement regarding any of the types of matters set forth in the Standstill or in response thereto,

•	disclose any intention, plan or arrangement, or enter into any negotiations, arrangements or understandings with any person(s), which are inconsistent with any of the foregoing,

•	form or join a group (within the meaning of Section 13(d)(3) of the Exchange Act) with any person(s) in connection with the taking of any action set forth in the Standstill, or act together with or knowingly encourage any person or group in taking any such actions, or

•	make any request to the Company or its representatives, directly or indirectly, to amend or waive any provision of the Standstill.

The Standstill does not restrict the Trustee or the Trusts from voting for or against, granting proxies, written consents or ballots in relation to, tendering into or abstaining from taking any action in connection with transactions, proposals or other matters initiated and coordinated by other persons unaffiliated with the Trustee and the Trusts and acting independently of, and not in conjunction with or at the behest or instigation of, the Trustee and the Trusts.

Termination

The obligations of the Company and the Trustee under the Reclassification Agreement are subject to certain rights of termination. Subject to certain requirements and exceptions, the Company may terminate the Reclassification Agreement if there has been a breach by the Trustee of its representations, warranties, covenants or agreements contained in the Reclassification Agreement (the “Trustee Breach Termination Right”). Additionally, subject to certain exceptions, there are termination rights that include, but are not limited to, the right of either the Company or the Trustee to terminate the Reclassification Agreement:

•	if the closing contemplated by the Reclassification Agreement does not occur on or prior to August 23, 2016 (the “Drop Dead Date Termination Right”),

•	if the shareholder approvals required by the Connecticut Business Corporation Act are not obtained at the special meeting (the “Requisite Shareholder Approvals Termination Right”), or

•	if any legal restraint shall have been issued or come into effect, and such legal restraint has become final and non-appealable (the “Legal Restraint Termination Right”).

If the Reclassification Agreement is terminated pursuant to either (i) the Requisite Shareholder Approvals Termination Right or the Legal Restraint Termination Right or (ii) the Drop Dead Date Termination Right (but only at a time during which the Reclassification Agreement could have been terminated pursuant to the Requisite Shareholder Approvals Termination Right or the Legal Restraint Termination Right), then the requirements of the Standstill will apply to the Trustee until one year after the date of such termination.

If the Reclassification Agreement is terminated pursuant to (i) the Trustee Breach Termination Right or (ii) the Reclassification Agreement is terminated pursuant to the Drop Dead Date Termination Right (but only at a time during which the Reclassification Agreement could have been terminated pursuant to the Trustee Breach Termination Right), the requirements of the Standstill will apply to the Trustee until two years after the date of such termination.

Either the Company or the Trustee may terminate the Reclassification Agreement (or the Board of Directors may withdraw or modify its recommendation to the shareholders as described below) if there is a “Superior Company Proposal” (the “Superior Proposal Termination Right”). To be considered a Superior Company Proposal, a proposal must be a bona fide, written proposal or offer with respect to any (i) merger, share exchange or other business combination involving shares representing 50% or more (in the case of the Company’s right) or 100% (in the case of the Trustee’s right) of the voting power of the Company or 50% or more (in the case of the Company’s right) or all or substantially all (in the case of the Trustee’s right) of the Company’s consolidated assets, (ii) sale or other disposition of 50% or more (in the case of the Company’s right) or all or substantially all (in the case of the Trustee’s right) of the assets of the Company and its subsidiaries, taken as a whole, (iii) issuance, sale or other disposition to a third person of the shares representing 50% or more (in the case of the Company’s right) or 100% (in the case of the Trustee’s right) of the voting power of the Company or (iv) transaction in which any person shall acquire beneficial ownership of 50% or more (in the case of the Company’s right) or 100% (in the case of the Trustee’s right) of the Company’s outstanding equity securities (any proposal meeting the requirements of any of the above, a “Company Takeover Proposal”) that the Board of Directors or the Trustee, as applicable, determines in good faith, after consultation with its advisors and consideration of certain enumerated factors, (a) is fully financed or accompanied by customary debt and equity commitments, (b) is reasonably capable of being completed on the terms proposed, (c) offers the same consideration to the holders of the Class A Common Stock and the holders of the Class B Common Stock and (d) (1) in the case of the Board of Directors, is more favorable to the shareholders (other than the Trusts) than the Reclassification and (2) in the case of the Trustee is more favorable to the Trusts than the Reclassification.

There are several additional limitations on the Trustee’s ability to exercise the Superior Proposal Termination Right, including:

•	the Trustee may not exercise its Superior Proposal Termination Right as a result of a takeover proposal for the Company if the Trustee solicited the proposal or if the Trustee has breached its non-solicitation or Standstill obligations under the Reclassification Agreement (other than any unintentional and immaterial breach that is not related to any takeover proposal or the receipt or making thereof),

•	before the Trustee may exercise its Superior Proposal Termination Right, the Trustee must make a determination that it would result in a breach of its fiduciary duties to the beneficiaries of either or both Trusts under applicable law if the Trustee did not terminate the Reclassification Agreement in order to support the competing takeover proposal, and

•	once the Trustee gives notice of its intention to exercise its Superior Proposal Termination Right, the Company has the right to exercise certain matching rights with regard to the takeover proposal.

Reasonable Best Efforts to Hold Shareholder Vote

The Company has agreed to use its reasonable best efforts to hold a meeting of its shareholders as soon as practicable following the filing of a definitive proxy statement relating to such meeting. The Reclassification Agreement requires the Company to submit the Reclassification Amendments to a shareholder vote unless its Board of Directors changes its recommendation in accordance with the terms of the Reclassification Agreement as described below. The Board of Directors has adopted the Reclassification Amendments and directed that the Reclassification Proposal be submitted to its shareholders for their consideration.

Change in Board Recommendation

Subject to the exceptions described below, under the Reclassification Agreement the Board of Directors is required to include in this proxy statement/prospectus (i) the determination of the Board of Directors that the Reclassification Agreement and the transactions contemplated hereby, including the Reclassification, are advisable, fair to and in the best interests of the Company and its shareholders and (ii) the recommendation of the Board of Directors to the shareholders that they vote in favor of the Reclassification Proposal, thereby approving the Reclassification Amendments.

The Board of Directors may withdraw or modify its recommendation in support of the Reclassification Proposal in the event of a Superior Company Proposal.

Representations and Warranties

The Reclassification Agreement contains representations and warranties by each of the parties to the Reclassification Agreement. These representations and warranties have been made solely for the benefit of the other party to the Reclassification Agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate, and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the Reclassification Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference herein. See “Where You Can Find More Information.”

The representations and warranties made by the Company in the Reclassification Agreement relate to, among other topics, the following:

•	valid existence and corporate power and authority,

•	capital structure,

•	authority of the Company relative to execution and delivery of the Reclassification Agreement and the absence of conflicts with, or violations of, the organizational documents of the Company or any governmental order or law applicable to the Company,

•	consents and approvals relating to the Reclassification,

•	accuracy of information supplied or to be supplied in the registration statement and this proxy statement/prospectus,

•	the Board of Directors’ adoption of the Reclassification Amendments, approval of the Reclassification Agreement and the Reclassification, and the recommendation to the Company’s shareholders that they approve the Reclassification Proposal,

•	absence of certain litigation, and

•	receipt of opinions from the Company’s financial advisors.

The representations and warranties made by the Trustee in the Reclassification Agreement relate to, among other topics, the following:

•	title to the Trust Shares,

•	due organization, and corporate power, charter documents and ownership of the Trustee,

•	authority of the Trustee relative to execution and delivery of the Reclassification Agreement and the absence of conflicts with, or violations of, organizational documents of the Trusts or the Trustee or any governmental order or law applicable to the Trusts or the Trustee,

•	consents and approvals relating to the Reclassification,

•	accuracy of information supplied or to be supplied in the registration statement and this proxy statement/prospectus, and

•	absence of certain litigation.

Payments and Expenses

In addition to the legal and financial expenses that the Company incurred in connection with the Reclassification Agreement, the Company has agreed to pay documented out-of-pocket fees of the Trustee’s financial and legal advisors incurred in connection with consummating the Reclassification, up to a maximum amount of $4 million:

•	promptly following the closing of the Reclassification,

•	upon termination of the Reclassification Agreement by the Trustee, following an uncured breach by the Company, and

•	upon termination of the Reclassification Agreement by the Company or the Trustee, if the Company withdraws its recommendation of the Reclassification Proposal, or by the Company to accept or enter into an agreement with respect to any Superior Company Proposal.

Amendments, Extensions and Waivers

Amendment. The Reclassification Agreement may be amended by the parties at any time before or after the receipt of the approval of the Company’s shareholders required to consummate the Reclassification.

Extension; Waiver. At any time prior to the Effective Time, with certain exceptions, any party may (i) extend the time for performance of any obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Reclassification Agreement or in any document delivered pursuant to the Reclassification agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Reclassification Agreement.

The Irrevocable Proxy

In furtherance of its support obligations and pursuant to the Reclassification Agreement, the Trustee has also executed and delivered to the Company the Irrevocable Proxy, dated August 23, 2015, on behalf of the Trusts that will survive until either (i) the closing of the transactions contemplated by the Reclassification Agreement, at which time the Irrevocable Proxy will terminate automatically and be without further force and effect, or (ii) it terminates automatically in accordance with its own terms. In certain situations involving termination by the Trustee, the Irrevocable Proxy may terminate automatically upon the termination of the Reclassification Agreement, but then be automatically reinstated in full force and effect if the Reclassification Agreement is subsequently reinstated in accordance with its terms.

NYSE Listing

Shares of Class A Common Stock and Class B Common Stock are currently listed and traded on the NYSE under the symbols “HUB.A” and “HUB.B,” respectively. The Company expects that the shares of Common Stock that the Company’s shareholders will own following the Reclassification will be listed on the NYSE and be traded under the symbol “[●]” following the Effective Time.

Accounting Treatment

The Company will account for the Reclassification by adjusting the Company’s capital stock accounts. The par value of the Class A Common Stock and the Class B Common Stock will be reclassified to Common Stock par value. The aggregate amount of the Class A Cash Consideration paid in the Reclassification will be applied first to reduce paid-in capital of the Class A Common Stock, and any such amount in excess of paid-in capital of the Class A Common Stock will reduce retained earnings.

No Appraisal Rights

The holders of Class A Common Stock or Class B Common Stock are not entitled to appraisal rights under Connecticut law in connection with the Reclassification.

Federal Securities Law Consequences

All shares of Common Stock held by shareholders following the Reclassification will be freely transferable, except that any shares of Common Stock held by persons who are deemed to be “affiliates” of the Company under the Securities Act, at the time of the special meeting may be resold by such persons only in transactions permitted by Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of the Company for such purposes generally include individuals or entities that control, are controlled by or are under common control with the Company and include directors and officers of the Company.

Interests of Certain Persons in the Reclassification

In considering the recommendation of the Board of Directors, you should be aware that some of our officers and Directors may have interests in the Reclassification that are different from, or in addition to, the interests of some or all holders of Class A Common Stock and/or Class B Common Stock. Certain of our officers and Directors hold shares of Class A Common Stock or Class B Common Stock as described in the table below. See “Security Ownership and Voting Rights of Certain Beneficial Owners and Management.”

The Trustee is a party to the Reclassification Agreement, pursuant to which it has agreed to vote all of the Trust Shares, representing approximately 49% of the outstanding shares of Class A Common Stock and approximately 36% of the voting power of all outstanding shares of Class A Common Stock and Class B Common Stock, in favor of the Reclassification Proposal and the Adjournment Proposal and against any action inconsistent with the Reclassification. In addition, the Company and the Trustee have entered into the Irrevocable Proxy.

According to Amendment No. 1 to the Schedule 13D filed by the Trustee with the SEC on August 24, 2015, the Trustee, in its capacity as trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust, owns 3,488,460 outstanding shares of Class A Common Stock and will receive approximately $97.7 million and will own 3,488,460 shares of Common Stock as a result of the Reclassification. As a result of their significant voting interests and the rights and obligations of the Trustee contained in the Reclassification Agreement and the Irrevocable Proxy, the Trustee and the Trusts may have interests in the Reclassification that are different from, or in addition to, the interests of other holders of Class A Common Stock.

Regulatory Matters

To the extent that a current holder of shares of Class A Common Stock and/or Class B Common Stock will own shares of Common Stock valued at $76.3 million or more following the Reclassification, that shareholder may have a pre-merger notification filing obligation under the HSR Act, unless the shareholder qualifies for an exemption to the filing requirements under the HSR Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE THE RECLASSIFICATION AMENDMENTS.

VOTING RIGHTS AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company has two classes of stock: Class A Common Stock and Class B Common Stock. Each holder of Class A Common Stock is entitled to twenty votes per share, and each holder of Class B Common Stock is entitled to one vote per share. On September 9, 2015, the Company had outstanding 7,167,506 shares of Class A Common Stock and 50,619,664 shares of Class B Common Stock. The following table sets forth the information regarding the beneficial ownership of (i) the Company’s Class A Common Stock and Class B Common Stock by each Director, the Chief Executive Officer, Chief Financial Officer and the three other most highly paid executive officers of the Company (collectively, the “named executive officers” or “NEOs”), and by all Directors and named executive officers of the Company as a group and (ii) beneficial owners known to us of more than 5% of the Company’s Class A Common Stock and Class B Common Stock:

	Preceding Reclassification								Following the Reclassification
	Class A Common Stock			Class B Common Stock			Class A and Class B Common Stock		Common Stock
Beneficial Owner	Number of Shares		% of Class	Number of Shares		% of Class	% of Total Economic Interest	% of Total Voting Interest	Number of Shares	% Interest(1)
Directors
Anthony J. Guzzi	—		—	6,480	(2)(3)	*	*	*	6,480	*
Carlos M. Cardoso	—		—	1,000	(2)(3)	*	*	*	1,000	*
Neal J. Keating	—		—	5,571	(2)(3)	*	*	*	5,571	*
John F. Malloy	—		—	8,652	(2)(3)(4)	*	*	*	8,652	*
Carlos A. Rodriguez	—		—	3,121	(2)(3)	*	*	*	3,121	*
John G. Russell	—		—	1,000	(2)(3)	*	*	*	1,000	*
Steven R. Shawley	—		—	1,000	(2)(3)	*	*	*	1,000	*
Richard J. Swift	—		—	10,243	(2)(4)	*	*	*	10,243	*

Non-Director Executive Officers
David G. Nord	—		—	83,598	(5)	*	*	*	83,598	*
William R. Sperry	—		—	26,565	(5)	*	*	*	26,565	*
Gary N. Amato	—		—	19,302	(5)	*	*	*	19,302	*
Gerben W. Bakker	—		—	7,253	(5)	*	*	*	7,253	*
An-Ping Hsieh	—		—	6,159	(5)	*	*	*	6,159	*

All Directors and Officers as a Group (13 Persons)	—		—	179,994	(2)(3)(4)(5)	*	*	*	179,944	*

Other owners of more than 5% of outstanding shares:
Bessemer Trust Company, N.A., Trustee 630 Fifth Avenue New York, New York 10111	3,488,460	(6)	48.7%	—		—	6.4%	36.0%	3,488,460	6.0%

Mason Capital Management, LLC Kenneth M. Garschina Michael E. Martino 110 East 59th Street 30th Floor New York, New York 10022	630,489	(7)(11)	8.8%	—		—	1.1%	6.5%	630,489	1.1%

Adage Capital Partners, L.P. Adage Capital Partners GP, L.L.C. Adage Capital Advisors, L.L.C. Philip Gross Robert Atchinson 200 Clarendon Street 52nd Floor Boston, Massachusetts 02116	584,532	(8)(12)	8.2%	—		—	—	6.0%	584,532	1.0%

FMR LLC Edward C. Johnson 3d Abigail P. Johnson 245 Summer Street Boston, Massachusetts 02210				3,838,283	(9)	7.6%	6.6%	2.0%	3,838,283	6.6%

Capital World Investors 333 South Hope Street Los Angeles, California 90071	—		—	3,430,000	(10)	6.8%	5.9%	1.8%	3,430,000	5.9%

BlackRock, Inc. 55 East 52nd Street New York, New York 10022	—		—	3,398,428	(11)	6.7%	5.9%	1.8%	3,398,428	5.9%

The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	8,100		*	3,111,009	(12)	6.1%	5.4%	1.7%	3,119,109	5.4%

*	Less than 1%.
(1)	Calculated assuming 57,787,170 shares of Common Stock outstanding immediately following the Reclassification based on the 7,167,506 shares of Class A Common Stock and 50,619,664 shares of Class B Common Stock outstanding as of September 9, 2015.
(2)	Does not include stock units (each stock unit consisting of one share each of Class A and Class B Common Stock) held under the Company’s Deferred Plan for Directors, as of September 9, 2015: Mr. Cardoso — 846, Mr. Guzzi — 8,854, Mr. Keating — 1,505, Mr. Malloy — 637, Mr. Rodriguez — 3,058, Mr. Russell — 1,769, Mr. Shawley — 679 and Mr. Swift — 7,261.525.
(3)	Does not include vested and unvested restricted stock units (“RSU’s”) (each RSU consisting of the right to receive one share of Class B Common Stock) held under the Company’s Deferred Plan for Directors, as of September 9, 2015: Mr. Cardoso — 3,150, Mr. Guzzi —4,637, Mr. Keating — 4,637, Mr. Malloy — 1,487, Mr. Rodriguez — 4,637, Mr. Russell — 4,637, and Mr. Shawley — 1,967.
(4)	Includes 1,001 shares of Class B Common Stock granted as restricted stock under the Company’s Second Amended and Restated 2005 Incentive Award Plan on May 6, 2014 which vest on the date of the 2015 Annual Meeting of Shareholders if the Director is still serving (or earlier, upon death or a change in control).
(5)	Includes the following shares of Class B Common Stock granted as restricted stock under the Second Amended and Restated 2005 Incentive Award Plan, as amended and restated, which vest in three equal annual installments over a period of three years and, as applicable, upon achievement of certain performance goals: Mr. Nord — 15,540, Mr. Sperry — 3,986, Mr. Amato — 4,584, Mr. Bakker — 2,777, and Mr. Hsieh — 3,950.
(6)	The Company has received a copy of Schedule 13D, as filed with the SEC on August 23, 2015 by Bessemer Trust Company, N.A. (“Bessemer”) reporting ownership of these shares as of August 23, 2015. According to the Schedule 13D, Bessemer (i) has sole voting and sole dispositive power over 2,078,020 shares held as trustee under a Trust Indenture dated September 2, 1957 made by Louie Roche (the “Roche Trust”) and (ii) has sole voting and sole dispositive power over 1,410,440 shares held as trustee under a Trust Indenture dated August 23, 1957 made by Harvey Hubbell (the “Hubbell Trust” and, together with the Roche Trust, the “Trusts”). The beneficiaries of the Roche Trust are the issue of Harvey Hubbell and their spouses. The beneficiaries of the Hubbell Trust are the issue of Harvey Hubbell.
(7)	The Company has received a copy of Schedule 13D, as amended, as filed with the SEC on January 16, 2014 by Mason Capital Management LLC (“Mason Management”), and Kenneth M. Garschina and Matthew E. Martino, as managing principals of Mason Management, reporting ownership of these shares as of January 15, 2014. According to the Schedule 13D, Mason Management is the investment manager of Mason Capital L.P., Mason Capital Master Fund, L.P., and certain other funds and accounts, which directly own the shares. Mason Management has sole voting and dispositive power as to these shares, and Messrs. Garschina and Martino have shared voting and dispositive power as to these shares.
(8)	The Company has received a copy of Schedule 13G, as amended, as filed with the SEC on February 17, 2015 by Adage Capital Partners, L.P. (“ACP”), Adage Capital Partners GP, L.L.C. (“ACPGP”), a general partner of ACP, Adage Capital Advisors, L.L.C. (“ACA”), as managing member of ACPGP, and Phillip Gross and Robert Atchinson, each as managing member of ACA and ACPGP, and general partner of ACP with respect to the shares of Class A Common Stock directly owned by ACP, collectively, the “Reporting Persons”, reporting ownership of these shares as of December 31, 2014. According to the Schedule 13G, the Reporting Persons have shared voting and dispositive power as to these shares.
(9)	The Company has received a copy of Schedule 13G, as amended, as filed with the SEC on February 13, 2015 by FMR LLC, Edward C. Johnson 3d and Abigail P. Johnson reporting ownership of these shares as of December 31, 2014. According to the cover pages of the Schedule 13G, FMR LLC has sole voting power with respect to 15,015 shares and sole dispositive power with respect to 3,838,283 shares.
(10)	The Company has received a copy of Schedule 13G, as amended, as filed with the SEC on February 13, 2015 by Capital World Investors (“Capital World”) reporting ownership of these shares as of December 31, 2014. According to the Schedule 13G, Capital World, a division of Capital Research and Management Company (“CRMC”), is deemed to be the beneficial owner of 3,430,000 shares of Class B Common Stock as a result of CRMC acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital World has sole voting and dispositive power for all such shares.
(11)	The Company has received a copy of Schedule 13G, as amended, as filed with the SEC on January 29, 2015 by BlackRock, Inc. (“BlackRock”) reporting ownership of these shares as of December 31, 2014. According to the Schedule 13G, BlackRock has sole voting power as to 3,168,804 of these shares, and sole dispositive power with respect to 3,398,428 shares. The shares were acquired by the following subsidiaries of BlackRock: BlackRock Japan Co. Ltd., BlackRock Advisors (UK) Limited, BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Advisors, LLC, BlackRock Investment Management, LLC, BlackRock International Limited, BlackRock Financial Management, Inc., BlackRock Life Limited, BlackRock Asset Management Ireland Limited, and BlackRock Investment Management (UK) Ltd.
(12)	The Company has received a copy of Schedule 13G, as amended, as filed with the SEC on February 10, 2015 by The Vanguard Group (“Vanguard”) reporting ownership of these shares as of December 31, 2014. According to the Schedule 13G, Vanguard has sole voting power as to 36,435 of these shares, sole dispositive power as to 3,078,774 of these shares, and shared dispositive power as to 32,235 of these shares. Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd., wholly-owned subsidiaries of Vanguard, serve as investment managers of certain collective trust accounts and non-U.S. investment offerings, and may be deemed to beneficially own 32,235 and 4,200 of such shares, respectively.

THE ADJOURNMENT PROPOSAL

As discussed above, the Board of Directors recommends a vote “FOR” the Reclassification Proposal. Approval of the Reclassification Proposal will require (i) the vote of the holders of the Class A Common Stock, voting as a separate voting group, (ii) the vote of the holders of the Class B Common Stock, voting as a separate voting group, and (iii) the vote of the holders of the Class A Common Stock and the holders of the Class B Common Stock, voting together as a single voting group, in each case, in which the votes cast by such holders in favor of the Reclassification Proposal exceed the votes cast by such holders against the Reclassification Proposal. While the Company hopes the Reclassification Proposal is approved at the special meeting, it is possible there will not be sufficient votes to do so. If there were not sufficient votes to approve the Reclassification Proposal at the special meeting and the Adjournment Proposal were to pass, the Company could solicit and obtain additional votes and reconvene the special meeting at a later time.

Approval of the Adjournment Proposal, and thus approval to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there is a lack of a quorum in any voting group or there are insufficient votes to approve the Reclassification Proposal at the time of the special meeting will require the vote of the holders of the Class A Common Stock and the holders of the Class B Common Stock, voting together as a single voting group, in which the votes cast by such holders in favor of the Adjournment Proposal exceed the votes cast by such holders against the proposal. There is no quorum requirement to approve the Adjournment Proposal.

Any signed proxies received by the Company in which no voting instructions are provided on such matter will be voted “FOR” the Adjournment Proposal. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow shareholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting, as adjourned or postponed.

The Trustee has agreed to vote all of the Trust Shares, representing approximately 49% of the voting power of outstanding Class A Common Stock and approximately 36% of the combined total voting power of outstanding Class A Common Stock and Class B Common Stock, in favor of the Adjournment Proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO ADJOURN THE SPECIAL MEETING TO A LATER DATE OR DATES, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE IS A LACK OF A QUORUM

IN ANY VOTING GROUP OR THERE ARE INSUFFICIENT VOTES TO APPROVE THE RECLASSIFICATION PROPOSAL AT THE TIME OF THE SPECIAL MEETING.

DESCRIPTION OF CAPITAL STOCK AFTER THE RECLASSIFICATION

The following description of the Company’s common stock and preferred stock is not complete and is summarized from, and qualified in its entirety by reference to, the form of the proposed amended and restated certificate of incorporation, which is attached hereto as Annex A, and our amended and restated bylaws, as amended from time to time, which has been publicly filed with the SEC. See “Where You Can Find More Information.”

As of immediately following the Reclassification, our authorized capital stock will consists of:

•	200,000,000 shares of Common Stock, par value $0.01 per share; and

•	5,891,097 shares of preferred stock, without par value, of which [●] shares are expected to be designated as Series A Junior Participating Preferred Stock (“Series A Preferred Stock”).

Immediately following the Reclassification, the [●] shares of Class A Common Stock and the [●] shares of Class B Common Stock issued and outstanding as of [●], 2015, the record date for the special meeting will represent [●] shares of Common Stock. The Company expects that there will continue to be no shares of preferred stock outstanding immediately following the Reclassification.

Common Stock

As of immediately following the Reclassification, the Company will have a single authorized class of common stock, par value $0.01 share, designated as Common Stock with each share entitled to one vote on all matters before shareholder meetings. In all respects, whether as to dividends, voting, or upon liquidation, dissolution or winding up of the Company, holders of Common Stock will have identical rights and privileges, subject to the preferential rights of holders of our outstanding preferred stock, if any.

Preferred Stock

Pursuant to the amended and restated certificate of incorporation, following the Reclassification the Board of Directors will continue to be able to, by resolution and without further action or vote by shareholders, provide for the issuance of up to 5,891,097 shares of preferred stock from time to time in one or more series having dividend rates, voting rights, liquidation rights, redemption prices, sinking fund provisions, conversion rights and such other designations, preferences, rights, qualifications, limitation or restrictions, as the Board of Directors may determine.

Each share of Series A Preferred Stock will be entitled to, (i) when, as and if declared, a minimum preferential quarterly dividend payment of $10 per share and (ii) if any dividend is declared on any class of common stock, an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to (i) a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) and (ii) an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation, transfer of assets or earning power or other transaction in which shares of common stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

As of immediately following the completion of the Reclassification, the Company will have [●] shares of preferred stock designated as Series A Preferred Stock, none of which the Company expects will be outstanding.

Anti-Takeover Provisions

Following the Reclassification, the Company will remain subject to Sections 33-840 to 33-342 of the Connecticut General Statutes (the “Fair Price Statute”). Subject to certain exceptions, the Fair Price Statute generally requires certain types of business combinations of a Connecticut corporation or any subsidiary with, or otherwise involving, an interested shareholder (or an affiliate or associate of an interested shareholder) to be first approved by the corporation’s board of directors and then approved by the affirmative vote of at least (i) the holders of 80% of the voting power of the outstanding shares of the corporation’s voting stock and (ii) the holders of two-thirds of the voting power of the outstanding shares of the corporation’s voting stock, excluding the voting stock held by the interested shareholder who is, or whose affiliate or associate is, a party to the business combination or held by an affiliate or associate of the interested shareholder. A “business combination” generally includes, subject to specified exceptions: mergers, consolidations and share exchanges; asset sales and other asset dispositions; some types of stock issuances and transfers; the adoption of any resolution or plan for the liquidation or dissolution of the corporation or any subsidiary; and reclassifications and similar transactions. Subject to certain qualifications, an “interested shareholder” is a person that beneficially owns ten percent or more of the corporation’s voting power, or is an affiliate of the corporation and beneficially owned ten percent or more of the corporation’s voting power within a two-year period before the date of the transaction.

The Company will also remain subject to Sections 33-843 to 33-845 of the Connecticut General Statutes (the “Moratorium Statute”). Subject to certain exceptions, the Moratorium Statute prohibits a Connecticut corporation from engaging in a business combination with an interested shareholder for a period of five years after the date on which the person became an interested shareholder, unless the business combination or the purchase of stock by which such person became an interested shareholder is approved by the corporation’s board of directors and by a majority of its non-employee directors, before the date on which such person became an interested shareholder. The term “business combination” has the same general meaning as it has in the Fair Price Statute and, in addition, includes the receipt by an interested shareholder of the benefit , directly or indirectly, of any loans, advances, guaranties or other financial assistance or tax benefits by or through the corporation or any subsidiary, except proportionately as a shareholder; and the term “interested shareholder” has the same general meaning as it has in the Fair Price Statute.

The Company will also remain subject to Section 33-756(d) of the Connecticut General Statutes, which allows a director acting with respect to mergers, share exchanges, sales and other asset dispositions, and other specified business combinations to consider, in determining what he or she reasonably believes to be in the best interests of the corporation, (i) the long-term as well as short-term interests of the corporation, (ii) the long-term as well as short-term interests of the shareholders, including the possibility that those interests may be best served by the continued independence of the corporation, (iii) the interests of the corporation’s employees, customers, creditors and suppliers, and (iv) community and societal considerations, including those of any community in which any office or other facility of the corporation is located. A director may also in his discretion consider any other factors he reasonably considers appropriate in determining what he reasonably believes is in the best interests of the corporation.

COMPARISON OF SHAREHOLDER RIGHTS

Following the Reclassification, the rights of each holder of shares of Common Stock will be identical in all material respects to the rights of each holder of shares of Class A Common Stock and holder of Class B Common Stock prior to the Reclassification, except with respect to the matters specified below. You are urged to read carefully the relevant provisions of the Company’s restated certificate of incorporation and bylaws, copies of which have been filed with the SEC, and the Company’s proposed amended and restated certificate of incorporation resulting from the Reclassification Amendments, which is included as Annex A to this proxy statement/prospectus. See “Where You Can Find More Information.”

	Prior to the Reclassification	Effective upon Completion of the Reclassification
Capital Structure:	Two classes of common stock: Class A Common Stock and Class B Common Stock.	One class of common stock: Common Stock.

Voting:

Each share of Class A Common Stock is entitled to 20 votes upon all matters brought before the shareholders.

Each share of Class B Common Stock entitled to one vote upon all matters brought before the shareholders.

Each share of Common Stock is entitled to one vote upon all matters brought before the shareholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the Reclassification to “U.S. holders” and “non-U.S. holders” (each as defined below) of shares of Class A Common Stock and/or Class B Common Stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and all of which are subject to change at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This discussion only addresses holders of Class A Common Stock and/or Class B Common Stock that hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, holders that hold Class A Common Stock and/or Class B Common Stock as part of a hedge, straddle, conversion, synthetic security, integrated investment, or constructive sale transaction, U.S. holders having a “functional currency” other than the U.S. dollar, holders who acquired shares of Class A Common Stock and/or Class B Common Stock upon the exercise of employee stock options or otherwise as compensation, holders who are liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” or any holder that owns, directly or constructively, 5% or more of Class A Common Stock, Class B Common Stock, or the aggregate number of shares of Class A Common Stock and Class B Common Stock). This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Class A Common Stock and/or Class B Common Stock, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of Class A Common Stock and/or Class B common stock should consult their tax advisors regarding the U.S. federal income tax consequences of the Reclassification to them.

ALL HOLDERS OF CLASS A COMMON STOCK AND/OR CLASS B COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE RECLASSIFICATION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Class A Common Stock and/or Class B Common Stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or any other entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia,

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, and

•	a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of Class A Common Stock and/or Class B Common Stock that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Reclassification to U.S. Holders

The Reclassification is intended to qualify as recapitalization within the meaning of Section 368(a) of the Code. Provided the Reclassification so qualifies, the U.S. federal income tax consequences of the Reclassification generally are as follows:

U.S. holders of Class B Common Stock. A U.S. holder generally will not recognize gain or loss upon the deemed exchange of shares of Class B Common Stock for shares of Common Stock pursuant to the Reclassification. The aggregate tax basis of the shares of Common Stock deemed received in exchange for shares of Class B Common Stock pursuant to the Reclassification generally will be equal to the aggregate tax basis in the shares of Class B Common Stock deemed surrendered. The holding period of the shares of Common Stock deemed received in exchange for shares of Class B Common Stock pursuant to the Reclassification generally will include the holding period of the shares of Class B Common Stock deemed surrendered.

U.S. holders of Class A Common Stock. A U.S. holder generally would recognize gain, but not loss, on the Reclassification in an amount equal to the lesser of (i) the amount of cash received pursuant to the Reclassification or (ii) the excess, if any, of (a) the sum of the amount of cash and the fair market value of the shares of Common Stock deemed received by such holder in the deemed exchange of the holder’s shares of Class A Common Stock pursuant to the Reclassification over (b) such holder’s adjusted tax basis in the shares of Class A Common Stock deemed surrendered pursuant to the Reclassification. The aggregate tax basis of the shares of Common Stock deemed received in the deemed exchange of the holder’s shares of Class A Common Stock pursuant to the Reclassification generally would be equal to the aggregate tax basis in the shares of Class A Common Stock deemed surrendered, decreased by the amount of cash received and increased by the amount of gain recognized on the deemed exchange (regardless of whether such gain is classified as capital gain or dividend income). Any such gain would be capital gain provided that one of the Section 302 tests described below was satisfied. The holding period of any shares of Common Stock deemed received in the deemed exchange for shares of Class A Common Stock pursuant to the Reclassification generally would include the holding period of the shares of Class A Common Stock deemed surrendered.

If a U.S. holder acquired different blocks of Class A Common Stock at different times or different prices, the holder should consult its own tax advisor regarding the manner in which cash and shares of Common Stock deemed received in the Reclassification should be allocated among different blocks of Class A Common Stock.

If none of the Section 302 tests described below were satisfied, the U.S. holder’s gain recognized generally would be treated as a dividend distribution under Section 301 of the Code to the extent of such holder’s ratable share of our accumulated earnings and profits (as determined under U.S. federal income tax principles) and then as capital gain. U.S. holders that are corporations should consult their tax advisors regarding the potential application of the “extraordinary dividend” provisions of the Code.

Any recognized gain (other than gain treated as dividend income) generally would be long-term capital gain if, as of the date of the Reclassification, the U.S. holder’s holding period with respect to the Class A Common Stock deemed exchanged is more than one year. Certain non-corporate holders, including individuals, are currently taxed at preferential rates on long-term capital gains and, provided certain holding period and other requirements are met, on “qualified dividend income.”

Section 302 Tests. One of the tests set forth below must be satisfied with respect to a U.S. holder of Class A Common Stock in order for gain recognized by such holder upon the deemed partial redemption of Common Stock deemed received pursuant to the Reclassification to be treated as a capital gain.

•	Substantially Disproportionate Test. The Reclassification generally would result in a “substantially disproportionate” redemption with respect to a holder of Class A Common Stock if, among other things, immediately after the Reclassification, (i) the ratio of voting stock owned by such holder to all the voting stock of the Company was less than 80% of the same ratio immediately prior to the Reclassification and (ii) the ratio of common stock owned by such holder to all common stock of the Company was less than 80% of the same ratio immediately prior to the Reclassification. In a published ruling, the Internal Revenue Service has indicated that in situations in which more than one class of common stock is outstanding, the above tests are applied in an aggregate and not a class-by-class manner. This ruling applied the test described in clause (i) above by reference to the voting power of the stock owned by the holder, and stated that the determination described in clause (ii) above is made by reference to fair market value.

•	Not Essentially Equivalent to a Dividend Test. The receipt of cash in the Reclassification would be treated as “not essentially equivalent to a dividend” if the reduction in a holder’s proportionate interest in the Company as a result of the Reclassification constituted a “meaningful reduction” of the holder’s proportionate interest in the Company. Whether a holder meets this test will depend on the holder’s particular facts and circumstances. The Internal Revenue Service has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a “meaningful reduction.”

•	Complete Termination Test. A U.S. holder of shares of Class A Common Stock may be able to satisfy the “complete termination” test if (i) the holder sells or otherwise disposes of all of that holder’s shares of Common Stock contemporaneously with the completion of the Reclassification and as part of a single integrated plan which includes participation by the holder in the Reclassification, as discussed below, and (ii) with respect to any shares of Common Stock constructively owned, is eligible to waive, and effectively waives, constructive ownership of such shares. However, there exists uncertainty as to whether the “complete termination” test applies in such circumstances. U.S. holders wishing to satisfy the “complete termination test” should consult their own tax advisors.

In applying the Section 302 tests, holders must take into account not only shares of Class A Common Stock, Class B Common Stock or Common Stock that they actually own, but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests, holders should consult their tax advisors to determine whether the receipt of cash in the Reclassification qualifies for capital gain and/or dividend treatment in their particular circumstances.

No assurance can be given that a U.S. holder will be able to determine in advance whether the deemed partial redemption of the U.S. holder’s shares of Common Stock pursuant to the Reclassification will be treated as a capital gain or a dividend. Contemporaneous acquisitions or dispositions of Company stock by a holder may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether any of the Section 302 tests, described above, are satisfied.

U.S. Federal Income Tax Consequences of the Reclassification to Non-U.S. Holders

In general, the U.S. federal income tax consequences of the Reclassification to non-U.S. holders will be the same as those described above for U.S. holders, except that, subject to the discussion below regarding potential dividend treatment, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized in connection with the Reclassification unless:

•	such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the gain is realized and certain other conditions are met; or

•	the Company is or has been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the Reclassification and the non-U.S. holder’s holding period and certain other conditions are satisfied. The Company believes that it currently is not, and does not anticipate becoming, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net basis at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments. Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source losses, if any, of the non-U.S. holder.

As discussed above under “U.S. Federal Income Tax Consequences of the Reclassification to U.S. Holders,” gain recognized in connection with the Reclassification by a non-U.S. holder of Class A Common Stock could be treated as a dividend. Any amount so treated generally would be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States). To the extent the applicable withholding agent is unable to determine the amount subject to such withholding with respect to a non-U.S. holder, the withholding agent may withhold at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of the entire amount of cash consideration payable to that non-U.S. holder pursuant to the Reclassification. If a withholding agent withholds amounts from the cash consideration so payable to a non-U.S. holder, that non-U.S. holder may, under certain circumstances, obtain a refund of any excess withholding by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of the cash consideration payable pursuant to the Reclassification, and the possible desirability of selling their shares of Class A Common Stock or Common Stock (and considerations relating to the timing of such sales).

Information Reporting and Backup Withholding

A U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding at the applicable rate (currently, 28%) with respect to any cash received pursuant to the Reclassification, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Certain holders (such as corporations and non-U.S. holders) are exempt from backup withholding. Non-U.S. holders may be required to comply with certification requirements and identification procedures in order to establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the Reclassification. It is not a complete analysis or discussion of all potential tax effects that may be important to a particular holder. All holders of Class A Common Stock and/or Class B Common Stock should consult their own tax advisors as to the specific tax consequences to them of the Reclassification, including tax reporting requirements, and the applicability and effect of any federal, state, local and non-U.S. tax laws.

LEGAL MATTERS

The validity of the Common Stock into which the shares of Class A Common Stock and Class B Common Stock will be reclassified at the Effective Time will be passed upon by Shipman & Goodwin LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Board of Directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly, and current reports with the SEC though the Company is not currently required to file proxy statements with the SEC. SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document the Company files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Company maintains a website at http://www.hubbell.com. The information contained in the Company’s website is not incorporated by reference into this proxy statement/prospectus and you should not consider it a part of this proxy statement/prospectus.

The SEC allows the Company to incorporate by reference the information the Company files with it, which means that the Company can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates important business and financial information about the Company that is not included in or delivered with this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015; and

•	Current reports on Form 8-K filed on May 11, 2015 and August 24, 2015.

The Company is also incorporating by reference additional documents that the Company files with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting.

You may request a copy of these filings, at no cost, by writing or telephoning the Company at the following address and telephone number:

Hubbell Incorporated

40 Waterview Drive

Shelton, CT 06484

Attn: Investor Relations

Telephone: (475) 882-4000

If you would like to request documents, including any documents the Company may subsequently file with the SEC before the special meeting, please do so by [●], 2015, so that you will receive them before the special meeting.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Annex A

[Form of]

HUBBELL INCORPORATED

Amended and Restated Certificate of Incorporation

The certificate of incorporation of Hubbell Incorporated, as amended to date, is further amended and restated in its entirety to read as follows:

FIRST: That the name of the corporation is Hubbell Incorporated.

SECOND: That the principal office of said corporation shall be located in the Town of Shelton, County of Fairfield, in the State of Connecticut, or any other place the Board of Directors shall determine.

THIRD: That the nature of the business to be transacted, and the purposes to be promoted or carried out, by said corporation are as follows:

To manufacture, buy, sell, own and deal in machinery, tools, machine screws, electrical goods, supplies, apparatus, devices and fixtures of every character, material and description, and to buy, sell, own, and deal in letters patent and rights and licenses under letters patent, necessary or convenient for the prosecution of its business, and to grant rights and licenses to others under letters patent which may be owned by said corporation, and to buy, sell, mortgage, own and deal in such real estate as may be necessary or convenient for the prosecution of its business, and to engage in any other lawful business permitted under the laws of the State of Connecticut, and generally to do all things necessary or convenient for the prosecution of its business, and the proper conduct and management thereof.

FOURTH: A. The total number of shares of the capital stock of this corporation hereby authorized is 205,891,097 divided into 5,891,097 shares of Preferred Stock without par value, and 200,000,000 shares of Common Stock of the par value of $0.01 each.

B. Subject to any voting rights provided to holders of Preferred Stock at any time outstanding, the holder of record of each issued and outstanding share of Common Stock shall be entitled to have one (1) vote per share on each matter voted on at a shareholders’ meeting.

C. No holder of stock of the corporation of any class shall have any preemptive or other rights to subscribe to or purchase any new or additional or increased shares of stock of this corporation of any class or any scrip, rights, warrants, bonds or other obligations, security or evidences of indebtedness, whether or not convertible into or exchangeable for, or shall claim rights to purchase or otherwise acquire, shares of stock of the corporation of any class.

D. The corporation may, to the extent of its unreserved and unrestricted capital surplus, (a) make distributions of cash or property to its shareholders with respect to its outstanding shares or any thereof, and (b) make purchases and permit conversions of its own shares for cash, securities or other property.

E.1 As provided for in the Reclassification Agreement, dated as of August 23, 2015, by and between the corporation and Bessemer Trust Company, N.A., in its capacity as trustee (the “Reclassification Agreement”), upon the acceptance of this Amended and Restated Certificate of Incorporation by the office of the Secretary of the State of the State of Connecticut (the “Effective Time”), pursuant to the Connecticut Business Corporation Act, Chapter 601 of the Connecticut General Statutes:

(a) the holder of record of each share of the corporation’s Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), issued and outstanding immediately prior to the Effective Time shall be entitled to receive cash in the amount of Twenty-Eight Dollars ($28.00) for each share of Class A Common Stock held; and

(b) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and each share of the corporation’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), issued and outstanding immediately prior to the Effective Time shall be reclassified into one (1) share of Common Stock authorized by paragraph A of this Article FOURTH and shall continue in existence as an issued and outstanding share of Common Stock.

E.2 Until surrendered as contemplated by the Reclassification Agreement (or, with respect to any shares held in uncertificated book-entry form, receipt of an appropriate agent’s message or other electronic confirmation), (a) each certificate or book-entry formerly representing Class A Common Stock shall be deemed, from and after the Effective Time, to represent the Common Stock into which such share of Class A Common Stock has been reclassified as contemplated by paragraph E.1.(b) of this Article FOURTH and the right to receive the amount of cash to which the holder thereof is entitled pursuant to paragraph E.1.(a) of this Article FOURTH and (b) each certificate or book-entry formerly representing Class B Common Stock shall be deemed, from and after the Effective Time, to represent the Common Stock into which such share of Class B Common Stock has been reclassified as contemplated by paragraph E.1.(b) of this Article FOURTH.

F. The Preferred Stock may be issued from time to time in series and each series shall be so designated as to distinguish the shares thereof from the shares of all other series. All shares of Preferred Stock shall be of equal rank and shall be identical except as expressly determined by the Board of Directors pursuant to this Article FOURTH. The Board of Directors is hereby expressly vested with authority to fix and determine the variations as among such series. Except as otherwise provided by law, the foregoing authority shall include without limitation with respect to each such series authority to fix and determine the number of shares thereof, the dividend rate, whether dividends shall be cumulative and, if so, from which date or dates, voting rights, liquidation rights, the redemption price or prices, if any, and the terms and conditions of the redemption, any sinking fund provisions for the redemption or purchase of shares of the series, and the terms and conditions on which the shares are convertible into Common Stock, if they are convertible. Before the issuance of shares of Preferred Stock any provision of which is fixed by the Board of Directors as hereinbefore set forth, the Board of Directors shall by its Resolution amend the Certificate of Incorporation as required by Section 33-666 of the Connecticut General Statutes.

Series A Junior Participating Preferred Stock

1. Designation and Amount. There shall be a series of Preferred Stock that shall be designated as “Series A Junior Participating Preferred Stock,” and the number of shares constituting such series shall be [●]. Such number of shares may be increased or decreased by resolution of the Board of Directors and filing of a Certificate of Amendment to the Certificate of Incorporation of the corporation; provided, however, that no decrease shall reduce the number of shares of Series A Junior Participating Preferred Stock to less than the number of shares then issued and outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the corporation.

2. Dividends and Distribution.

(A) Subject to the prior and superior rights of the holders of any shares of any class or series of stock of the corporation ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series A Junior Participating Preferred Stock, in preference to the holders of shares of any class or series of stock of the corporation ranking junior to the Series A Junior Participating Preferred Stock in respect thereof, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the 15th day of January, April, July and October, in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $10.00 and (b) the Adjustment Number (as defined below) times the aggregate per share amount of all cash dividends, and the Adjustment Number times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock declared on the Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. The “Adjustment Number” shall initially be 1000. In the event the corporation shall at any time after the date on which the Effective Time occurs (i) declare and pay any dividend on the Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The corporation shall declare a dividend or distribution on the Series A Junior Participating Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than sixty (60) days prior to the date fixed for the payment thereof.

3. Voting Rights. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

(A) Each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to a number of votes equal to the Adjustment Number on all matters submitted to a vote of the shareholders of the corporation.

(B) Except as required by law and by Section 10 hereof, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

(C) If, at the time of any annual meeting of shareholders for the election of directors, the equivalent of six quarterly dividends (whether or not consecutive) payable on any share or shares of Series A Junior Participating Preferred Stock are in default, the number of directors constituting the Board of Directors of the corporation shall be increased by two. In addition to voting together with the holders of Common Stock for the election of other directors of the corporation, the holders of record of the Series A Junior Participating Preferred Stock, voting separately as a class to the exclusion of the holders of Common Stock, shall be entitled at said meeting of shareholders (and at each subsequent annual meeting of shareholders), unless all dividends in arrears on the Series A Junior Participating Preferred Stock have been paid or declared and set apart for payment prior thereto, to vote for the election of two directors of the corporation, the holders of any Series A Junior Participating Preferred Stock being entitled to cast a number of votes per share of Series A Junior Participating Preferred Stock as is specified in paragraph (A) of this Section 3. Each such additional director shall serve until the next annual meeting of shareholders for the election of directors, or until his successor shall be elected and shall qualify, or until his right to hold such office terminates pursuant to the provisions of this paragraph (C). Until the default in payments of all dividends which permitted the election of said directors shall cease to exist, any director who shall have been so elected pursuant to the next preceding sentence may be removed at any time, without cause, only by the affirmative vote of the holders of the shares of Series A Junior Participating Preferred Stock at the time entitled to cast a majority of the votes entitled to be cast for the election of any such director at a special meeting of such holders called for that purpose, and any vacancy thereby created may be filled by the vote of such holders. If and when such default shall cease to exist, the holders of the Series A Junior Participating Preferred Stock shall be divested of the foregoing special voting rights, subject to revesting in the event of each and every subsequent like default in payments of dividends. Upon the termination of the foregoing special voting rights, the terms of office of all persons who may have been elected directors pursuant to said special voting rights shall forthwith terminate, and the number of directors constituting the Board of Directors shall be reduced by two. The voting rights granted by this paragraph (C) shall be in addition to any other voting rights granted to the holders of the Series A Junior Participating Preferred Stock in this Section 3.

4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the corporation shall not:

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(iii) purchase or otherwise acquire for consideration any shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of Series A Junior Participating Preferred Stock, or to such holders and holders of any such shares ranking on a parity therewith, upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The corporation shall not permit any subsidiary of the corporation to purchase or otherwise acquire for consideration any shares of stock of the corporation unless the corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5. Reacquired Shares. Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the corporation in any manner whatsoever shall thereupon become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to any conditions and restrictions on issuance set forth herein.

6. Liquidation, Dissolution or Winding Up.

(A) Upon any liquidation, dissolution or winding up of the corporation, voluntary or otherwise, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received an amount per share (the “Series A Liquidation Preference”) equal to the greater of (i) $100 plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment and (ii) the Adjustment Number times the per share amount of all cash and other property to be distributed in respect of the Common Stock upon such liquidation, dissolution or winding up of the corporation.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other classes and series of stock of the corporation, if any, that rank on a parity with the Series A Junior Participating Preferred Stock in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series A Junior Participating Preferred Stock and the holders of such parity shares in proportion to their respective liquidation preferences.

(C) Neither the merger or consolidation of the corporation into or with another corporation nor the merger or consolidation of any other corporation into or with the corporation shall be deemed to be a liquidation, dissolution or winding up of the corporation within the meaning of this Section 6.

7. Consolidation, Merger, Etc. In case the corporation shall enter into any consolidation, merger, combination or other transaction in which the outstanding shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the Adjustment Number times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

8. No Redemption. Shares of Series A Junior Participating Preferred Stock shall not be subject to redemption by the corporation.

9. Ranking. The Series A Junior Participating Preferred Stock shall rank (a) junior to all other series of the Preferred Stock as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, unless the terms of any such series shall provide otherwise and (b) senior to the Common Stock as to such matters.

10. Amendment. At any time that any shares of Series A Junior Participating Preferred Stock are outstanding, the Certificate of Incorporation of the corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

11. Fractional Shares. Series A Junior Participating Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Participating Preferred Stock.

FIFTH: That the duration of the corporation is unlimited.

SIXTH: The personal liability of any Director to the corporation or its shareholders for monetary damages for breach of duty as a Director is hereby limited to the amount of the compensation received by the Director for serving the corporation during the year of the violation if such breach did not (i) involve a knowing and culpable violation of law by the Director, (ii) enable the Director or an associate, as defined in Section 33-840 of the Connecticut General Statutes, to receive an improper personal economic gain, (iii) show a lack of good faith and a conscious disregard for the duty of the Director to the corporation under circumstances in which the Director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation, (iv) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the Director’s duty to the corporation, or (v) create liability under Section 33-757 of the Connecticut General Statutes. This provision shall not limit or preclude the liability of a Director for any act or omission occurring prior to the date this provision becomes effective. Any lawful repeal or modification of this provision by the shareholders and the Board of Directors of the corporation shall not adversely affect any right or protection of a Director existing at or prior to the time of such repeal or modification.

SEVENTH: A. The corporation shall, to the fullest extent permitted by law, indemnify its Directors from and against any and all of the liabilities, expenses and other matters referenced in or covered by the Connecticut Business Corporation Act. In furtherance and not in limitation thereof, the corporation shall indemnify each Director for liability, as defined in subsection (3) of Section 33-770 of the Connecticut General Statutes, to any person for any action taken, or any failure to take any action, as a Director, except liability that (i) involved a knowing and culpable violation of law by the Director, (ii) enabled the Director or an associate, as defined in Section 33-840 of the Connecticut General Statutes, to receive an improper personal economic gain, (iii) showed a lack of good faith and conscious disregard for the duty of the Director to the corporation under circumstances in which the Director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation, (iv) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the Director’s duty to the corporation, or (v) created liability under Section 33-757 of the Connecticut General Statutes; provided that nothing in this sentence shall affect the indemnification of or advance of expenses to a Director for any liability stemming from acts or omissions occurring prior to the effective date of this Article SEVENTH.

The corporation shall indemnify each officer of the corporation who is not a Director, or who is a Director but is made a party to a proceeding in his capacity solely as an officer, to the same extent as the corporation is permitted to provide the same to a Director, and may indemnify such persons to the extent permitted by Section 33-776 of the Connecticut General Statutes.

The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

B. Expenses incurred by a Director or officer of the corporation in defending a civil or criminal action, suit or proceeding shall be paid for or reimbursed by the corporation to the fullest extent permitted by law in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Director or officer to repay such amount if it shall be ultimately determined that such Director or officer is not entitled to be indemnified by the corporation.

C. The corporation may indemnify and pay for or reimburse the expenses of employees and agents not otherwise entitled to indemnification pursuant to this Article SEVENTH on such terms and conditions as may be established by the Board of Directors.

D. No amendment to or repeal of this Article SEVENTH shall apply to or have any effect on the indemnification of any Director, officer, employee or agent of the corporation for or with respect to any acts or omissions of such Director, officer, employee or agent occurring prior to such amendment or repeal, nor shall any such amendment or repeal apply to or have any effect on the obligations of the corporation to pay for or reimburse in advance expenses incurred by a Director, officer, employee or agent of the corporation in defending any action, suit or proceeding arising out of or with respect to any acts or omissions occurring prior to such amendment or repeal.

EIGHTH: References in this Amended and Restated Certificate of Incorporation to sections of the Connecticut General Statutes shall be deemed to include amendments adopted from time to time to such sections and shall further be deemed to include any successor sections thereto.

Annex B

RECLASSIFICATION AGREEMENT

by and between

HUBBELL INCORPORATED,

and

BESSEMER TRUST COMPANY, N.A.,

in its capacity as trustee of

THE LOUIE E. ROCHE TRUST

and

THE HARVEY HUBBELL TRUST

Dated as of August 23, 2015

Annex A – Form of Proposed Amendments	A-1
Annex B – Form of Irrevocable Proxy	B-1

This RECLASSIFICATION AGREEMENT (this “Agreement”) is made and entered into as of August 23, 2015, by and between Hubbell Incorporated, a Connecticut corporation (the “Company”), and the Bessemer Trust Company, N.A., in its capacity as trustee (together with any successors as trustee, the “Trustee”) of the Roche Trust and the Hubbell Trust (together with the Roche Trust, the “Trusts”).

WHEREAS, as of August 18, 2015, there were 7,167,506 shares of Class A common stock of the Company, par value $0.01 per share (the “Class A Stock”), issued and outstanding and 50,620,023 shares of Class B common stock of the Company, par value $0.01 per share (the “Class B Stock”), issued and outstanding;

WHEREAS, pursuant to the terms of the Company’s Restated Certificate of Incorporation (the “Existing Certificate”), the holder of record of each issued and outstanding share of Class A Stock is entitled to have twenty (20) votes and the holder of record of each issued and outstanding share of Class B Stock is entitled to have one (1) vote, upon all matters brought before a meeting of the Shareholders;

WHEREAS, the Board of Directors of the Company (the “Board”) has approved the adoption of an amendment and restatement of the Existing Certificate, substantially in the form attached hereto as Annex A (the “Proposed Amendments”), and recommended that the Shareholders approve the Proposed Amendments, pursuant to which, at the Effective Time (a) each share of Class A Stock issued and outstanding immediately prior to the Effective Time would be entitled to receive the Class A Per Share Cash Consideration in accordance with Section 2.2(b)(i) and (b) each share of Class A Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Stock issued and outstanding immediately prior to the Effective Time would be reclassified into one (1) share of Common Stock, and would continue in existence as an issued and outstanding share of Common Stock;

WHEREAS, the Board has received (a) the opinion of Morgan Stanley & Co. LLC (“Morgan Stanley”), financial advisor to the Company, to the effect that the Per Share Stock Consideration to be paid to the holders of the Class B Stock in the Reclassification is fair, from a financial point of view, to such holders (solely in their capacity as holders of shares of Class B Stock, with respect to such Class B Stock and without taking into account any shares of Class A Stock held by such holders), and (b) the opinion of Centerview Partners LLC (“Centerview”), financial advisor to the Company, to the effect that the Class A Per Share Cash Consideration and the Per Share Stock Consideration (taken together, and not separately) to be paid to the holders of the Class A Stock other than the Trusts in the Reclassification is fair, from a financial point of view, to such holders;

WHEREAS, as of August 23, 2015, the Trusts are the beneficial holders of the Existing Shares and, pursuant to the Roche Trust Indenture and the Hubbell Trust Indenture, Bessemer Trust Company, N.A., the trustee thereunder, has the power to vote and dispose of the Existing Shares; and

WHEREAS, the parties intend that this Agreement shall be a “voting agreement” created under and pursuant to Section 33-716 of the Connecticut Business Corporation Act (Conn. Gen. Stat. § 33-600 et seq.) (the “CBCA”), and that the irrevocable appointment of proxies by the Trustee, on behalf of the Trusts, pursuant to the Trust Proxy is intended to be coupled with an interest by virtue of the Trustee’s entering into this Agreement, on behalf of the Trusts, and the voting obligations contained herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the Company and the Trustee, on behalf of each Trust, agree as follows:

ARTICLE I

Definitions

1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, controls, is controlled by or is under common control with such person.

“Agent” has the meaning set forth in Section 2.4(a).

“Agent Agreement” has the meaning set forth in Section 2.4(a).

“Aggregate Cash Consideration” has the meaning set forth in Section 2.3(a).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Trust Proposal” means a proposal or offer from any person(s) (other than the Company) with respect to any transaction or series of related transactions (other than the Reclassification), irrespective of form, involving any possible sale, exchange, transfer, Encumbrance or other disposition of any or all of the Covered Shares, or rights therein.

“beneficially own” and “beneficial ownership” shall have the meanings ascribed to such terms in Rule 13d-3 under the Exchange Act, except that such terms shall also include options, warrants, swaps, derivatives, convertible securities, stock appreciation rights and other rights or instruments, whether real or synthetic.

“Board” has the meaning set forth in the Recitals.

“Business Day” means any day other than a day on which banks in the State of Connecticut or the State of New York are authorized or obligated to be closed.

“CBCA” has the meaning set forth in the Recitals.

“Centerview” has the meaning set forth in the Recitals.

“Claims” has the meaning set forth in Section 5.10.

“Class A Per Share Cash Consideration” has the meaning set forth in Section 2.2(b)(i).

“Class A Record Holders” has the meaning set forth in Section 2.4(b).

“Class A Stock” has the meaning set forth in the Recitals.

“Class A Stock Certificates” has the meaning set forth in Section 2.4(c).

“Class B Record Holders” has the meaning set forth in Section 2.4(b).

“Class B Stock” has the meaning set forth in the Recitals.

“Class B Stock Certificates” has the meaning set forth in Section 2.4(d).

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Common Stock” has the meaning set forth in Section 2.2(b)(ii).

“Company” has the meaning set forth in the Preamble.

“Company By-Laws” has the meaning set forth in Section 3.3.

“Company Securities” has the meaning set forth in Section 5.6(a)(i).

“Company Takeover Proposal” means any bona fide, written proposal or offer with respect to any (a) merger, share exchange or other business combination involving shares representing one-hundred percent (100%) of the voting power of the Company or all or substantially all of the Company’s consolidated assets, (b) sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, (c) issuance, sale or other disposition to a third person of the shares representing one-hundred percent (100%) of the voting power of the Company, (d) transaction (including any tender offer or exchange offer) in which any person(s) (or the shareholders of any person(s)) shall acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, of one-hundred percent (100%) of the Company’s outstanding equity securities or (e) any combination of the foregoing. For purposes of Section 5.3 and Section 7.1(g), any reference to “all or substantially all” or to “one-hundred percent (100%)” shall instead be replaced with “fifty percent (50%) or more.”

“Covered Shares” means, with respect to each Trust, such Trust’s Existing Shares and all other shares of Class A Stock and Class B Stock of which such Trust acquires beneficial ownership or ownership of record.

“Effective Time” has the meaning set forth in Section 2.2(a).

“Encumbrances” means any and all liens, charges, security interests, claims, pledges, encumbrances, assessments, options, deeds of trust, judgments, voting trusts, charges and other similar restrictions.

“Exchange Act” has the meaning set forth in Section 3.6(a).

“Existing Certificate” has the meaning set forth in the Recitals.

“Existing Shares” has the meaning set forth in Section 4.1.

“Governmental Authority” means any (a) regional, federal, state, provincial, local, foreign or international government, governmental or quasi-governmental authority, regulatory authority or administrative agency; or (b) court, tribunal, arbitrator, arbitral body (public or private) or self-regulatory organization.

“Governmental Order” means any order, ruling, writ, judgment, injunction, decree, stipulation, approval, authorization or determination entered by any Governmental Authority.

“Hubbell Existing Shares” has the meaning set forth in Section 4.1.

“Hubbell Trust” means the trust created pursuant to the Hubbell Trust Indenture.

“Hubbell Trust Indenture” means the Trust Indenture, dated August 23, 1957, made by Harvey Hubbell, as amended.

“Law” means all applicable provisions of any law (including common law), statutes, constitutions, treaties, rules, regulations, ordinances, codes or Governmental Order.

“Legal Restraint” has the meaning set forth in Section 6.1(c).

“Letter of Transmittal” has the meaning set forth in Section 2.4(b).

“Morgan Stanley” has the meaning set forth in the Recitals.

“NYSE” has the meaning set forth in Section 3.3.

“Outside Date” has the meaning set forth in Section 7.1(d).

“Per Share Stock Consideration” has the meaning set forth in Section 2.2(b)(ii).

“person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Proposed Amendments” has the meaning set forth in the Recitals.

“Proxy Statement” has the meaning set forth in Section 3.6(a).

“Reclassification” means the transactions contemplated by virtue of the effectiveness of the Proposed Amendments, as set forth in Section 2.2(b).

“Registration Statement” has the meaning set forth in Section 3.6(a).

“Representations and Warranties Survival Period” has the meaning set forth in Section 8.5.

“Representative” means, with respect to any person, such person’s directors, officers, employees, agents, advisors, attorneys, accountants and other representatives.

“Requisite Shareholder Approvals” has the meaning set forth in Section 3.1.

“Roche Existing Shares” has the meaning set forth in Section 4.1.

“Roche Trust” means the trust created pursuant to the Roche Trust Indenture.

“Roche Trust Indenture” means the Trust Indenture, dated September 2, 1957, made by Louie E. Roche.

“SEC” has the meaning set forth in Section 3.3.

“Secretary of the State” means the Secretary of the State of the State of Connecticut.

“Securities Act” has the meaning set forth in Section 3.6(a).

“Series A Preferred Stock” has the meaning set forth in Section 3.2(a).

“Series B Preferred Stock” has the meaning set forth in Section 3.2(a).

“Shareholders” means the shareholders of the Company at the time of reference thereto.

“Shareholders’ Meeting” has the meaning set forth in Section 5.1.

“Standstill Period” has the meaning set forth in Section 5.6(a).

“Superior Company Proposal” means a bona fide, written Company Takeover Proposal that the Trustee (for purposes of Section 5.7(a)) or the Board (for purposes of Section 5.3) determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, and taking into account the legal, financial, regulatory and other aspects of such Company Takeover Proposal, the conditionality of and contingencies related to such proposal, the expected timing and risk of completion, the identity of the person(s) making such proposal and such other factors that are deemed relevant, (a) is fully financed or accompanied by customary debt and equity commitments, (b) is reasonably capable of being completed on the terms proposed, (c) offers the same consideration to the holders of the Class A Stock and the holders of the Class B Stock and (d) (i) for purposes of Section 5.7(a), (A) was not solicited by the Trustee, its Affiliates or Representatives and, at the time of such Company Takeover Proposal, the Trustee is not in breach (other than any unintentional and immaterial breach that is not related to any Company Takeover Proposal or the receipt or making thereof) of Section 5.5 or Section 5.6 and (B) is more favorable to the Trusts than the Reclassification and the other transactions contemplated by this Agreement (after taking into account any proposal by the Company to amend the terms of this Agreement) or (ii) for purposes of Section 5.3, is more favorable to the Shareholders (other than the Trusts) than the Reclassification and the other transactions contemplated by this Agreement.

“Trustee” has the meaning set forth in the Preamble.

“Trustee Notice” has the meaning set forth in Section 5.7(a).

“Trust Proxy” has the meaning set forth in Section 5.4(d).

“Trustee Superior Proposal Determination” has the meaning set forth in Section 5.7(a).

“Trusts” has the meaning set forth in the Preamble.

1.2 Interpretation. When a reference is made in this Agreement to Sections or Annexes, such reference shall be to a Section of or Annex to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “parties” shall mean the Company and the Trustee (on behalf of each Trust), and the term “party” shall be deemed to refer to either the Company or the Trustee, as the case may be. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Except as otherwise specified, any reference to a contract, instrument or other document as of a given date means the contract, instrument or other document as amended, supplemented and modified. Words in singular will be held to include the plural and vice versa and a word of one gender will be held to include the other genders as the context requires. The word “or” will not be exclusive. The phrases “the date of this Agreement” and “the date hereof” shall be deemed to refer to the date set forth on the cover of this Agreement. The parties agree that this Agreement is the product of discussions and negotiations between the parties and their respective advisors, each of the parties was represented by counsel in connection therewith and, accordingly, this Agreement and any document generated in connection herewith shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any document to be drafted.

ARTICLE II

The Closing; Effect on Capital Stock

2.1 Closing. Subject to the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VI, the closing of the Reclassification (the “Closing”) shall take place (a) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, commencing at 9:00 a.m. local time on the earliest practicable date (but no later than the third (3rd) Business Day) following satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VI or (b) at such other place and/or time and/or on such other date as the Company and the Trustee may agree. The date on which the Closing occurs shall be the “Closing Date.”

2.2 Proposed Amendments; Effect on Capital Stock.

(a) At the Closing, the Company shall file the Proposed Amendments with the Secretary of the State and the Proposed Amendments shall become effective on the date and at the time of the acceptance of such filing by the office of the Secretary of the State (the “Effective Time”).

(b) By virtue of the effectiveness of the filing of the Proposed Amendments, pursuant to paragraphs E.1 and E.2 of Article FOURTH thereof, at the Effective Time:

(i) each Class A Record Holder shall become entitled to receive cash in the amount of Twenty-Eight Dollars ($28.00) for each share of Class A Stock held (the “Class A Per Share Cash Consideration”); and

(ii) each share of Class A Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Stock issued and outstanding immediately prior to the Effective Time shall be reclassified into one (1) share of common stock of the Company (the “Per Share Stock Consideration”), par value $0.01 per share, authorized by paragraph A of Article FOURTH of the Proposed Amendments and having one (1) vote per share upon all matters brought before any meeting of the Shareholders (the “Common Stock”) and shall continue in existence as an issued and outstanding share of Common Stock.

2.3 Delivery of Consideration at the Closing. No later than the Closing Date, the Company will:

(a) deposit with the Agent, for distribution to the Class A Record Holders pursuant to Section 2.4, cash in an aggregate amount sufficient to pay the Class A Per Share Cash Consideration with respect to the shares of Class A Stock issued and outstanding immediately prior to the Effective Time (the “Aggregate Cash Consideration”); and

(b) instruct the transfer agent to create book-entries in respect of each share of Common Stock into which the issued and outstanding shares of Class A Stock and Class B Stock have been reclassified pursuant to the Reclassification, which shares of Common Stock shall be uncertificated.

2.4 Agent Arrangements.

(a) Prior to the Closing, the Company shall enter into an agreement with a bank, trust company or other appropriate service provider (the “Agent” and, such agreement, the “Agent Agreement”), which agreement shall provide, among other things, for the distribution of the Aggregate Cash Consideration and the replacement of the Class A Stock Certificates and the Class B Stock Certificates (or, in the case of shares of the Company held in book-entry form, book-entries with respect thereto) with book-entries in respect of each share of Common Stock into which the issued and outstanding shares of Class A Stock and Class B Stock have been reclassified, in accordance with Section2.2(b)(ii).

(b) As soon as is reasonably practicable after the Effective Time, the Company shall cause the Agent to mail (or transmit, in the case of shares of the Company held in book-entry form) to each holder of record as of the Effective Time of outstanding shares of Class A Stock (such holders, the “Class A Record Holders”) and to each holder of record as of the Effective Time of outstanding shares of Class B Stock (such holders, the “Class B Record Holders”) a letter of transmittal (a “Letter of Transmittal”); provided, that neither the Letter of Transmittal nor any other document required to be signed by any holder as a condition to receiving the Class A Per Share Cash Consideration or the Class B Per Share Consideration shall impose any material obligations on any such holder, other than such representations, warranties and obligations as are customarily included in such documentation and except as provided in the last sentences of Section 2.4(c) and Section 2.4(d).

(c) Upon surrender of a certificate or certificates representing Class A Stock to the Agent (the “Class A Stock Certificates”) (or, with respect to any shares of Class A Stock held in uncertificated book-entry form, receipt of an appropriate agent’s message or other electronic confirmation), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto by a Class A Record Holder, and such other documents as may be reasonably required by the Agent or the Company (subject to the proviso to Section 2.4(b)), such Class A Record Holder shall be entitled to receive the Class A Per Share Cash Consideration and the Agent shall register in the name of such Class A Record Holder the share of Common Stock into which each share of Class A Stock represented by such Class A Stock Certificate surrendered has been reclassified, as set forth in Section 2.2(b) and subject to Section 2.5. Until surrendered as contemplated by this Section 2.4 (or, with respect to any shares held in uncertificated book-entry form, receipt of an appropriate agent’s message or other electronic confirmation), each Class A Stock Certificate or book-entry that formerly represented a share of Class A Stock shall be deemed, from and after the Effective Time, to represent the Common Stock into which such share of Class A Stock has been reclassified and the right to receive the Class A Per Share Cash Consideration. If any Class A Stock Certificate shall have been lost, stolen, or destroyed, the Company or the Agent may, in its sole discretion and as a condition precedent to the delivery of the Class A Per Share Cash Consideration and the registration of the shares of Common Stock into which the shares of the Class A Stock represented by such Class A Stock Certificate have been reclassified, require the owner of such lost, stolen or destroyed Class A Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such amount as the Company or the Agent may reasonably direct as indemnity against any claim that may be made against the Agent or the Company with respect to such Class A Stock Certificate).

(d) Upon surrender of a certificate or certificates representing Class B Stock to the Agent (the “Class B Stock Certificates”) (or, with respect to any shares of Class B Stock held in uncertificated book-entry form, receipt of an appropriate agent’s message or other electronic confirmation), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto by a Class B Record Holder, and such other documents as may be reasonably required by the Agent or the Company (subject to the proviso to Section 2.4(b)), the Agent shall register in the name of such Class B Record Holder the share of Common Stock into which each share of Class B Stock represented by such Class B Stock Certificate surrendered has been reclassified, as set forth in Section 2.2(b)(ii) and subject to Section 2.5. Until surrendered as contemplated by this Section 2.4 (or, with respect to any shares held in uncertificated book-entry form, receipt of an appropriate agent’s message or other electronic confirmation), each Class B Stock Certificate or book-entry that formerly represented a share of Class B Stock shall be deemed, from and after the Effective Time, to represent the Common Stock into which such share of Class B Stock has been reclassified. If any Class B Stock Certificate shall have been lost, stolen, or destroyed, the Company or the Agent may, in its sole discretion and as a condition precedent to the registration of the shares of Common Stock into which the shares of Class B Stock represented by such Class B Stock Certificate have been reclassified, require the owner of such lost, stolen or destroyed Class

B Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such amount as the Company or the Agent may reasonably direct as indemnity against any claim that may be made against the Agent or the Company with respect to such Class B Stock Certificate).

(e) No dividends or other distributions that are declared or made on the Common Stock with a record date after the Effective Time will be paid to former holders of Class A Stock or Class B Stock that have been reclassified into Common Stock until such persons surrender their Class A Stock Certificates or Class B Stock Certificates or take appropriate action with respect to their book-entry share in accordance with this Section 2.4. Upon such surrender, there shall be paid to the person in whose name the book-entry in respect of such Per Share Stock Consideration shall be made any dividends or other distributions which shall have become payable with respect to the Common Stock in respect of a record date after the Effective Time, without interest. In the event that any book-entry in respect of shares of Common Stock is to be made in a name other than that in which the Class A Stock Certificates or Class B Stock Certificates surrendered are registered (or, with respect to any shares of Class A Stock or Class B Stock held in uncertificated book-entry form, a name other than that appearing in such book-entry), it shall be a condition of the creation of such book-entry that the person making such request shall pay to the Agent any transfer or other taxes required by reason of the registration of such shares of Common Stock in a name other than that of the registered holder, or shall establish to the satisfaction of the Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Agent nor any party hereto shall be liable to a former holder of Class A Stock or Class B Stock for any shares of Common Stock or dividends thereon delivered to a public official pursuant to any applicable escheat Laws.

(f) Any portion of the Aggregate Cash Consideration that remains undistributed to the holders of the Class A Stock as of the date that is 180 days after the Effective Time shall be delivered to the Company upon demand, and the holders of any Class A Stock who have not returned a duly completed and executed Letter of Transmittal in accordance with Section 2.4(c) shall thereafter look only to the Company for satisfaction of their claims for any Class A Per Share Cash Consideration.

2.5 Tax Withholding. The Company and the Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any taxes that are required to be deducted or withheld under applicable Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding were made.

ARTICLE III

Representations and Warranties of the Company

In order to induce the Trustee to enter into this Agreement on behalf of each Trust, the Company hereby represents and warrants to the Trustee as follows:

3.1 Corporate Power and Authority. The Company is a validly existing corporation under the Laws of the State of Connecticut. The Company has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement and the Trust Proxy. The execution, delivery and performance of this Agreement and the Trust Proxy by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the approvals of the Proposed Amendments by the Shareholders in accordance with the CBCA (the “Requisite Shareholder Approvals”) at a meeting duly called and held at which a quorum was present throughout. This Agreement and the Trust Proxy have been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by each other party hereto) constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent conveyance, moratorium and other similar Laws and (ii) general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

3.2 Capitalization of the Company.

(a) As of the date of this Agreement, the Company’s authorized capital stock consists solely of (i) 5,891,097 shares of preferred stock, without par value, of which (A) 26,000 shares have been designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) and (B) 280,000 shares have been designated as Series B Junior Participating Preferred Stock (the “Series B Preferred Stock”), (ii) 50,000,000 shares of Class A Stock and (iii) 150,000,000 shares of Class B Stock. As of August 18, 2015, (1) no shares of Series A Preferred Stock were issued and outstanding and no shares of Series B Preferred Stock were issued and outstanding, (2) 7,167,506 shares of Class A Stock were issued and outstanding and (3) 50,620,023 shares of Class B Stock were issued and outstanding.

(b) Upon consummation of the Reclassification, each share of Common Stock issued to the Class B Record Holders pursuant to paragraphs E.1 and E.2 of Article FOURTH of the Proposed Amendments will be duly authorized, validly issued and fully paid and nonassessable and will not have been issued in violation of any preemptive rights.

(c) No material plan pursuant to which the Company provides compensation or benefits to employees provides for the acceleration of any vesting schedule or exercisability of any forms of material compensation or equity as a result, directly or indirectly, of the execution of this Agreement or consummation of the Reclassification. The Compensation Committee of the Board has adopted, or will adopt prior to the Closing, resolutions approving (i) the substitution, on a one-for-one basis, of shares of Common Stock for shares of Class A Stock or shares of Class B Stock, as applicable, under each of the Hubbell Incorporated 2005 Incentive Award Plan and the Hubbell Incorporated Stock Option Plan for Key Employees and any awards thereunder, with effect from (and subject to the occurrence of) the Closing, (ii) appropriate adjustments under the Hubbell Incorporated Amended and Restated Deferred Compensation Plan for Directors, as Amended and Restated Effective as of February 7, 2013.

3.3 Conflicts; Consents and Approvals. The execution and delivery of this Agreement and the Trust Proxy and the consummation of the Reclassification and the other transactions contemplated by this Agreement and the Trust Proxy do not and will not (a) violate, conflict with, or result in a breach of any provision of, or constitute a default under the Existing Certificate or the Company’s Amended and Restated By-Laws, as adopted by the Board on May 7, 2013 (the “Company By-Laws”); (b) violate any Governmental Order or Law applicable to the Company; or (c) subject to the Requisite Shareholder Approvals, the filing of the Proposed Amendments with the Secretary of the State, compliance with the Securities Act and the Exchange Act, including required filings with the U.S. Securities and Exchange Commission (the “SEC”), required filings pursuant to state securities or “blue sky” Laws and the approval by the New York Stock Exchange (the “NYSE”) of the shares of Common Stock into which the Class A Stock and the Class B Stock shall be reclassified by virtue of the Proposed Amendments for listing upon notice of completion, require any action or consent or approval of, or review by, or registration or material filing by the Company with, any Governmental Authority, except, with respect to clauses (b) and (c), as would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the Company or prevent or materially impair or materially delay the consummation of the Reclassification and the other transactions contemplated hereby.

3.4 Board Recommendation. In accordance with the applicable provisions of the CBCA, the Existing Certificate and the Company By-Laws, the Board, at a meeting duly called and held at which a quorum was present throughout adopted resolutions (a) approving this Agreement, the Reclassification, the Trust Proxy and the other transactions contemplated hereby and thereby, including the adoption of the Proposed Amendments, and (b) authorizing the Proposed Amendments to be submitted to the Shareholders with a recommendation of the Board that the Shareholders approve the Proposed Amendments.

3.5 Litigation. As of the date immediately preceding the date hereof, there are no actions, suits or proceedings pending or, to the Company’s knowledge, threatened, against the Company (or any of its properties, rights or franchises), at Law or in equity, or before any Governmental Authority, that would reasonably be expected to, individually or in the aggregate, prevent or materially impair or materially delay the consummation of the Reclassification and the other transactions contemplated hereby.

3.6 Registration Statement/Proxy Statement.

(a) The registration statement to be filed with the SEC by the Company, as amended or supplemented from time to time (as so amended and supplemented, the “Registration Statement”), which shall include a proxy statement in connection with the Shareholders’ Meeting (the “Proxy Statement”), will comply as to form, in all material respects, with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), as the case may be, and will not, on the date of its filing or at the time it becomes effective under the Securities Act or on the date the Proxy Statement or any amendment or supplement thereto is mailed to the Shareholders or at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) Notwithstanding Section 3.6(a), no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Registration Statement or the Proxy Statement based on information supplied by the Trustee, on its own behalf or on behalf of the Trusts, or any of its or their Representatives acting on their behalf, in each case, for inclusion or incorporation by reference therein.

3.7 Opinions of Financial Advisors. The Board has received (a) the opinion of Morgan Stanley, financial advisor to the Company, to the effect that the Per Share Stock Consideration to be paid to the holders of the Class B Stock in the Reclassification is fair, from a financial point of view, to such holders (solely in their capacity as holders of shares of Class B Stock, with respect to such Class B Stock and without taking into account any shares of Class A Stock held by such holders), and (b) the opinion of Centerview, financial advisor to the Company, to the effect that the Class A Per Share Cash Consideration and the Per Share Stock Consideration (taken together, and not separately) to be paid to the holders of the Class A Stock other than the Trusts in the Reclassification is fair, from a financial point of view, to such holders.

ARTICLE IV

Representations and Warranties of the Trustee, on behalf of the Trusts

In order to induce the Company to enter into this Agreement, the Trustee, on behalf of each Trust, represents and warrants to the Company as follows:

4.1 Title to Shares. The Trustee (a) on behalf of the Roche Trust, holds of record, owns beneficially and has the power to vote 2,078,020 shares of Class A Stock and no shares of Class B Stock (collectively, the “Roche Existing Shares”) and (b) on behalf of the Hubbell Trust, holds of record, owns beneficially and has the power to vote 1,410,440 shares of Class A Stock and no shares of Class B Stock (the “Hubbell Existing Shares” and, together with the Roche Existing Shares, the “Existing Shares”). The Trustee, in its capacity as trustee of each Trust, has good title, free and clear of all Encumbrances, to all of the Existing Shares of such Trust. Neither the Trustee nor either Trust is a party or subject to any option, warrant, purchase right, subscription right, conversion right, exchange right, preemptive right, right of first refusal, call right or other similar right that could require the Trustee or either Trust, to sell, transfer or otherwise dispose of any capital stock of the Company. Neither the Trustee nor either Trust is a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of the Company, other than this Agreement and the proxy delivered pursuant to Section 5.4(d). All of the Existing Shares are held of record by the Trustee on behalf of the applicable Trust, and the Trustee does not hold of record, own beneficially or have the power to vote (whether on behalf of either Trust, for its own account or in any other capacity), directly or indirectly, any Company Securities other than the Existing Shares.

4.2 Power and Authority. The Trustee is a duly organized and validly existing national association under the federal Laws of the United States. It has full power and authority to enter into and deliver this Agreement and the Trust Proxy, to perform its obligations hereunder and thereunder and to consummate the Reclassification and the other transactions contemplated by this Agreement and the Trust Proxy. Each Trust is duly organized and validly existing under the terms of the Roche Trust Indenture or the Hubbell Trust Indenture, as applicable, and has the full power and authority to perform its obligations hereunder and to consummate the Reclassification and the other transactions contemplated by this Agreement and the Trust Proxy. The execution, delivery and performance of this Agreement and each Trust Proxy by the Trustee has been duly authorized by all necessary action of each Trust and the Trustee, corporate or otherwise. This Agreement and each Trust Proxy have been duly executed and delivered by the Trustee, on behalf of the applicable Trust, and (assuming due authorization, execution and delivery by the Company) constitutes the legal, valid and binding obligation of the Trustee, in its capacity as trustee of such Trust, enforceable against it in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, fraudulent conveyance, moratorium and other similar Laws and (b) general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at Law or in equity.

4.3 Conflicts; Consents and Approvals. The execution and delivery of this Agreement and each Trust Proxy by the Trustee, on behalf of each Trust, and the consummation of the Reclassification and the other transactions contemplated hereby and thereby do not and will not (a) violate, conflict with, or result in a breach of any provision of, or constitute a default under the Roche Trust Indenture or the Hubbell Trust Indenture, as applicable, or any other governing or organizational documents of such Trust or the organizational documents of the Trustee; (b) violate any Governmental Order or Law applicable to the Trustee or such Trust; or (c) require any action or consent or approval of, or review by, or registration or material filing by the Trustee or such Trust with, any Governmental Authority except, with respect to clauses (b) and (c), as would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the Trustee or such Trust or prevent or materially impair or materially delay the consummation of the Reclassification and the other transactions contemplated by this Agreement and the Trust Proxy.

4.4 Litigation. As of the date immediately preceding the date hereof, there are no actions, suits or proceedings pending or, to the knowledge of the Trustee, threatened, against the Trustee or either Trust (or any of its properties, rights or franchises), at Law or in equity, or before any Governmental Authority, that would reasonably be expected to, individually or in the aggregate, prevent or materially impair or materially delay the consummation of the Reclassification and the other transactions contemplated by this Agreement and the Trust Proxy.

4.5 Registration Statement/Proxy Statement. Any statements made or incorporated by reference in the Registration Statement or the Proxy Statement based on information supplied after the date of this Agreement by the Trustee, on its own behalf or on behalf of the Trusts, or any of its or their Representatives acting on their behalf, in each case, for inclusion or incorporation by reference therein, will not, on the date of its filing or at the time it becomes effective under the Securities Act or on the date the Proxy Statement or any amendment or supplement is mailed to the Shareholders or at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE V

Additional Covenants

5.1 Shareholders Meeting. Subject to Section 5.3, the Company and the Trustee agree that the Company shall call and hold a meeting of the Shareholders as promptly as practicable for the purpose of seeking the approval of the Proposed Amendments by (a) a vote of the holders of the Class A Stock, voting as a separate voting group, in which the votes cast by such holders in favor of the Proposed Amendments exceed the votes cast against the Proposed Amendments by such holders, (b) a vote of the holders of the Class B Stock, voting as a separate voting group, in which the votes cast by such holders in favor of the Proposed Amendments exceed the votes cast against the Proposed Amendments by such holders, and (c) a vote of the holders of the Class A Stock and the holders of the Class B Stock, voting together as a single voting group, in which the votes cast by such holders in favor of the Proposed Amendments exceed the votes cast against the Proposed Amendments by such holders (the “Shareholders’ Meeting”), and the Company shall use its reasonable best efforts to hold the Shareholders’ Meeting as soon as practicable following the filing of the definitive Proxy Statement relating to such meeting. The Company shall adjourn or postpone the Shareholders’ Meeting for five (5) Business Days if the Trustee is prohibited from terminating this Agreement pursuant to Section 7.1(h) as a result of the waiting periods specified in Section 5.7(a) and the Shareholders’ Meeting is scheduled to begin before the expiration of the waiting periods specified in Section 5.7(a).

5.2 Registration Statement; Proxy Materials.

(a) The Company shall prepare and file as soon as practicable the Registration Statement, which shall include the Proxy Statement. The Company shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Registration Statement and Proxy Statement to the Shareholders of the Company. Subject to Section 5.3, the Proxy Statement shall include (i) the determination of the Board that this Agreement and the transactions contemplated hereby, including the Reclassification, are advisable, fair to and in the best interests of the Company and its Shareholders and (ii) the recommendation of the Board to the Shareholders that they approve the Proposed Amendments. The Company and the Trustee agree that, if the Proxy Statement is required to have more than one proposal with respect to the approval of the Proposed Amendments or any other matters in connection with the Reclassification or the other transactions contemplated by this Agreement, the Company may condition any such proposal on the approval by the Shareholders of any other such proposal.

(b) The Company and the Trustee, on behalf of each Trust, shall cooperate and consult with each other in the preparation of the Registration Statement and the Proxy Statement. Without limiting the generality of the foregoing, the Trustee shall (i) furnish to the Company the information relating to the Trusts and the Trustee required by the Exchange Act and the Securities Act to be set forth in the Registration Statement and the Proxy Statement, which information on the date of its filing or at the time the Registration Statement becomes effective under the Securities Act or on the date the Proxy Statement or any amendment or supplement thereto is mailed to the Shareholders or at the time of the Shareholders’ Meeting, shall not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) cooperate with the Company in responding to any comments made by the staff of the SEC with respect thereto. The Trustee and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement and any amendments or supplements thereto (which comments the Company will consider in good faith) and before the filing thereof with the SEC. The Company will promptly notify the Trustee of the receipt of any comments from the SEC with respect to the Registration Statement or the Proxy Statement and of any request by the SEC for amendments of, or supplements to, the Registration Statement or the Proxy Statement. The Company shall have no liability for statements made in the Proxy Statement or the Registration Statement based on information or materials provided by or on behalf of the Trustee or its Representatives.

5.3 Company Takeover Proposals. Notwithstanding anything to the contrary in this Agreement, the Board may withdraw or modify its recommendation of the Proposed Amendments to the Shareholders, and/or the Company may terminate this Agreement pursuant to Section 7.1(g), in order to accept or enter into an agreement with respect to any Company Takeover Proposal that the Board determines, in accordance with the provisions of the definition of “Superior Company Proposal,” constitutes a Superior Company Proposal.

5.4 Voting; Transfer; Irrevocable Proxy.

(a) Until the earlier of (i) the Closing Date and (ii) the termination of this Agreement pursuant to Article VII, the Trustee, on behalf of each Trust, hereby irrevocably and unconditionally agrees, at the Shareholders’

Meeting and at any other annual or special meeting of the Shareholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Shareholders, in each case to the extent relating to or reasonably expected to affect or concern the Reclassification, that the Trustee, on behalf of each Trust, shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i) appear, in person or by proxy, at each such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of determining a quorum; and

(ii) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent with respect to, all of each Trust’s Covered Shares (A) in favor of approving the Proposed Amendments and any action reasonably requested by the Company in furtherance of the foregoing, including any proposal to adjourn or postpone any meeting of the Shareholders at which the Proposed Amendments are submitted for the consideration and vote of the Shareholders to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; (B) unless otherwise directed in writing by the Company, against any action, agreement or transaction that would reasonably be expected to (1) be inconsistent with or contrary to the terms and conditions of the Proposed Amendments or (2) result in any of the conditions set forth in Article VI not being satisfied on or before the Outside Date; (C) unless otherwise directed in writing by the Company, against any change in the Board and (D) against any other action, agreement or transaction involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent or materially impair or materially delay the consummation of the Reclassification or the other transactions contemplated by this Agreement or the performance by the Company or by the Trustee of its obligations under this Agreement, including any change in the present capitalization of the Company or any amendment or other change to its Existing Certificate (other than the Proposed Amendments) or the Company By-Laws.

(b) The Trustee hereby covenants and agrees that, except for this Agreement, the Trustee has not taken and, prior to the earlier of the Closing or the termination of this Agreement pursuant to Article VII, shall not take any action that would make any representation or warranty of the Trustee contained herein untrue or incorrect or have the effect of preventing or disabling the Trustee from performing any of its obligations under this Agreement.

(c) The Company hereby covenants and agrees that, except for this Agreement, the Company has not taken and, prior to the earlier of the Closing or the termination of this Agreement pursuant to Article VII, shall not take any action that would make any representation or warranty of the Company contained herein untrue or incorrect or have the effect of preventing or disabling the Company from performing any of its obligations under this Agreement.

(d) Concurrently with the execution of this Agreement, the Trustee has executed and delivered to the Company an irrevocable proxy on behalf of the Trusts, in the form attached hereto as Annex B (the “Trust Proxy”). The Trustee hereby represents that all proxies (other than the Trust Proxy), powers of attorney, instructions or other requests given by or on behalf of either Trust prior to the execution of this Agreement in respect of the voting of such Trust’s Covered Shares, if any, are not irrevocable, and such Trustee hereby revokes (or shall cause to be revoked) any and all previous proxies, powers of attorney, instructions and other requests with respect to such Trust’s Covered Shares.

(e) The Trustee, on behalf of each Trust, agrees that, prior to the earlier of the Closing or the termination of this Agreement pursuant to Article VII, it shall not, directly or indirectly (i) sell, assign, transfer or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, exchange, assignment, transfer, Encumbrance or other disposition of, any shares of Class A Stock or Class B Stock or (ii) enter into any hedging, derivative, swap or other financial risk management contract with respect to any shares of Class A Stock or Class B Stock.

5.5 No Solicitation. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article VII, but subject to Section 5.6, except for an amendment to its Schedule 13D to be filed by the Trustee disclosing the execution of this Agreement, the Trustee shall not, directly or indirectly, take (and the Trustee will not authorize or give permission to any Representative of the Trustee or either Trust to take, on behalf of the Trustee or either Trust, or permit either Trust or any officer, director or employee of the Trustee to take) any action to (a) act, whether alone or with others, to propose or seek to propose (other than a confidential proposal to the Company) any Alternative Trust Proposal or Company Takeover Proposal, (b) solicit, initiate, knowingly encourage or knowingly facilitate, or negotiate with any person(s) with respect to any Alternative Trust Proposal or Company Takeover Proposal, (c) enter into any agreement, commitment, letter of intent or understanding (i) with respect to any Alternative Trust Proposal or Company Takeover Proposal or (ii) requiring the Trustee or either Trust to abandon, terminate or fail to consummate the Reclassification or to breach any of its covenants or agreements contained in this Agreement or the Trust Proxy or (d) other than informing persons of the provisions contained in this Section 5.5, participate in any discussions or negotiations with, or furnish any information to, any other person(s) in connection with, or take any other action that is reasonably likely to knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Alternative Trust Proposal or Company Takeover Proposal. Upon the execution of this Agreement, the Trustee shall, and shall cause all Representatives of the Trustee who are officers, directors or employees of the Trustee or that were or are engaged in connection with the negotiation or execution of this Agreement or otherwise advised or are advising the Trustee in connection the Reclassification, alternatives thereto, the Company or the interests of the Trusts therein to, cease immediately and cause to be terminated any and all existing discussions, conversations, negotiations and other communications with any person(s) conducted heretofore with respect to, or that could reasonably be expected to lead to, any Alternative Trust Proposal or Company Takeover Proposal. For purposes of this Section 5.5, the defined term “Company Takeover Proposal” shall be interpreted to disregard any references to “all or substantially all” or any percentage threshold amounts set forth therein, which references shall instead be interpreted as “any.” For the avoidance of doubt, this Section 5.5 shall not limit the rights of the Trustee pursuant to Section 5.7 and Section 7.1(h).

5.6 Standstill.

(a) Subject to Section 5.7, from the date of this Agreement until the second (2nd) anniversary of the Closing Date (the “Standstill Period”), the Trustee shall ensure that each Trust and the Representatives of the Trustee who are directors, officers or employees of the Trustee do not, and will use its reasonable best efforts to cause its other Representatives that are acting on its behalf in connection the Reclassification, alternatives thereto, the Company or the interests of the Trusts therein to not, directly or indirectly, except with the prior written invitation or consent of the Board:

(i) other than the Existing Shares, acquire or beneficially own any shares of Class A Stock, Class B Stock or other equity securities of the Company (including, from and after the Closing, any shares of Common Stock) or any options, warrants, swaps, forward contracts or other derivative instruments with respect thereto (each, “Company Securities”); provided, that the Trustee, on behalf of the Trusts, shall not be prohibited from entering into customary “short position” derivative transactions with respect to Company Securities for the purpose of hedging the economic exposure to the Trusts of owning the Existing Shares, as long as the Trustee, on behalf of the Trusts, retains the ability at all times to vote the Company Securities subject to any such arrangements;

(ii) make, or in any way participate in, directly or indirectly, any “solicitation” (as such term is defined in Rule 14a-1 under the Exchange Act, including any otherwise exempt solicitation pursuant to Rule 14a-2(b) under the Exchange Act) to vote or refrain from voting any Company Securities;

(iii) make any director nomination or shareholder proposal with respect to the Company;

(iv) act, whether alone or with others, to propose or seek to propose any merger, share exchange, business combination, tender or exchange offer, restructuring, recapitalization, liquidation or similar transaction of or involving, or any sale or other disposition or acquisition of any part of the consolidated assets of, the Company;

(v) solicit, initiate, knowingly encourage or knowingly facilitate, or negotiate with any person(s) with respect to any merger, share exchange, business combination, tender or exchange offer, restructuring, recapitalization, liquidation or similar transaction of or involving, or any sale or other disposition or acquisition of any part of the consolidated assets of, the Company;

(vi) deposit any Company Securities in a voting trust or similar arrangement or enter into or subject any Company Securities to any voting agreement or similar arrangement;

(vii) act as a financing source for, or facilitate any financing by, any other person(s) in connection with any of the foregoing;

(viii) take any action in pursuit of any of the types of matters set forth in this Section 5.6 which would, or would reasonably be expected to, require the Company to make a public announcement regarding any of the types of matters set forth in this Section 5.6 or in response thereto;

(ix) disclose any intention, plan or arrangement, or enter into any negotiations, arrangements or understandings with any person(s), which are inconsistent with any of the foregoing;

(x) form or join a group (within the meaning of Section 13(d)(3) of the Exchange Act) with any person(s) in connection with the taking of any action set forth in this Section 5.6, or act together with or knowingly encourage any person or group in taking any such actions; or

(xi) make any request to the Company or its Representatives, directly or indirectly, to amend or waive any provision of this Section 5.6.

For the avoidance of doubt, subject to Section 5.4, this Section 5.6(a) shall not limit the ability of the Trustee or the Trusts to vote for or against, grant proxies, written consents or ballots in relation to, tender into or abstain from taking any action in connection with transactions, proposals or other matters initiated and coordinated by other persons unaffiliated with the Trustee and the Trusts and acting independently of, and not in conjunction with or at the behest or instigation of, the Trustee and the Trusts.

(b) The Trustee, on behalf of each Trust, hereby irrevocably and unconditionally agrees, during the Standstill Period, at each annual or special meeting of the Shareholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Shareholders, that the Trustee, on behalf of each Trust, shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto, appear, in person or by proxy, at each such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of determining a quorum.

5.7 Trustee Superior Proposal Determination.

(a) Notwithstanding anything to the contrary contained herein, at any time prior to obtaining the Requisite Shareholder Approvals, the Trustee, on behalf of the Trusts, may terminate this Agreement pursuant to Section 7.1(h) if the Company receives a Company Takeover Proposal that the Trustee determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Company Proposal (such a determination, a “Trustee Superior Proposal Determination”); provided, that the Trustee may not terminate this Agreement pursuant to Section 7.1(h) unless (i) the Trustee has provided at least five (5) Business Days’ prior written notice to the Company (a “Trustee Notice”) that it is prepared to terminate this Agreement pursuant to Section 7.1(h) in response to a Superior Company Proposal and (ii) at the end of such five (5) Business Day period (it being understood and agreed that any amendment to the financial terms or any other material term of a Superior Company Proposal shall require a new Trustee Notice and a new five (5) Business Day period), the Trustee determines in good faith (after consultation with its financial advisor of nationally recognized reputation and outside legal counsel and after taking into account any changes to the terms of this Agreement proposed by the Company) that the failure to terminate this Agreement pursuant to Section 7.1(h) as a result of such Superior Company Proposal would result in a breach of the Trustee’s fiduciary duties to the beneficiaries of either or both Trusts under applicable Law. No determination of the Trustee to make a Trustee Superior Proposal Determination or to terminate this Agreement pursuant to Section 7.1(h) shall create any obligation on behalf of the Company to consider, evaluate, discuss or negotiate with any person(s) with respect to any Company Takeover Proposal, which determination shall be made by the Board in its sole discretion.

(b) Until the earlier of (i) the Closing Date and (ii) the termination of this Agreement pursuant to Article VII, the Trustee shall promptly (and in no event later than 48 hours after receipt thereof), (i) provide written notification to the Company of any submission, proposal, offer or inquiry received by it relating to any potential Alternative Trust Proposal or Company Takeover Proposal, which written notification shall include (A) a copy of any such submission, proposal, offer or inquiry (or, if oral, a written summary of the material terms thereof), (B) the sources and terms of the related financing and (C) the identity of the person(s) (and any Affiliates thereof known to the Trustee) making such submission, proposal, offer or inquiry and (ii) keep the Company informed on an as promptly as practicable basis with respect to any material changes or additional material information with respect to the foregoing. For purposes of this Section 5.7(b), the defined term “Company Takeover Proposal” shall be interpreted to disregard any references to “all or substantially all” or any percentage threshold amounts set forth therein, which references shall instead be interpreted as “any.”

(c) If the Trustee terminates this Agreement pursuant to Section 7.1(h) and either (i) the Superior Company Proposal giving rise to such termination is withdrawn or terminated or (ii) the Trustee determines that such proposed transaction no longer constitutes a Superior Company Proposal (in which case the Trustee shall give notice of such determination to the Company within 48 hours of making such determination), then, in each case, the Company shall have the right, but not the obligation, for a period of twenty (20) Business Days following the date of such withdrawal or termination or the date of such notice from the Trustee, as the case may be, to elect to reinstate this Agreement, upon written notice to the Trustee, in which case this Agreement shall come back into full force and effect and the Outside Date will be extended by a number of days equal to the number of days between the purported termination pursuant to Section 7.1(h) and the date of the Company’s reinstatement of this Agreement pursuant to this Section 5.7(c).

5.8 Section 16 Matters. Prior to the Closing, the Company shall take all such steps as may be required to cause the transactions contemplated by this Agreement, including any dispositions or deemed dispositions of the shares of Class A Stock and Class B Stock and acquisitions or deemed acquisitions of Common Stock by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.9 Further Assurances.

(a) Each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement.

(b) Each of the Company and the Trustee, on behalf of each Trust, agrees to cooperate and use its reasonable best efforts to contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned as promptly as possible any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect that restricts, prevents or prohibits the consummation of any of the transactions contemplated by this Agreement, including by pursuing all reasonably available avenues of administrative and judicial appeal; provided, that nothing in this Section 5.9(b) shall prevent any party from entering into a settlement or otherwise disposing of any action.

5.10 Mutual Release. Effective as of the Closing, the Trustee (on its own behalf and on behalf of each of the Trusts and its beneficiaries), on the one hand, and the Company, on the other hand, hereby releases and forever discharges, the other and their respective heirs, executors, officers, directors, employees, investors, shareholders, administrators, affiliates, predecessors and successors and assigns from any and all rights, claims, demands, judgments, obligations, liabilities and damages, whether accrued or unaccrued, asserted or unasserted, fixed or contingent, and whether known or unknown relating to the Company, the Trustee (solely in its capacity as trustee of each Trust) or the Trusts, which ever existed or then exists, by any reason whatsoever, relating to any fact, situation, circumstance, status, event, act, failure to act or transaction occurring at or prior to the Closing (collectively, “Claims”) in connection with this Agreement and the Reclassification; provided, that, nothing contained in this Section 5.10 shall be deemed to release any party from any of its obligations under this Agreement or the Trust Proxy continuing, or arising, after the Closing or any claim by or damages to the Company arising by reason of any breach of the Trustee’s representations in Article IV. The Trustee represents that is not aware of any facts, situations or circumstances that would reasonably be expected to give rise to a Claim by the Trustee, either Trust or any of its or their respective Affiliates, directors, officers or employees against the Company or any of its Affiliates, directors, officers or employees.

5.11 Public Announcement. Each of the Company, on the one hand, and the Trustee (for itself and on behalf of the Trusts), on the other hand, hereby approves of the issuance of the public announcement of this Agreement as previously reviewed and agreed among them and shall consult with, and, except in each such case as may be required by any applicable Law (including as required by the SEC or the Company’s listing agreement with the NYSE), obtain the approval of the other (which approval will not be unreasonably withheld, delayed or conditioned) before issuing any other press release or making any other public announcement or communication to the beneficiaries of either Trust with respect to this Agreement; provided, that the prior approval of the other party shall not be required with respect to the issuance of any press release or the making of any other public announcement or communication to such beneficiaries that is consistent in all material respects with a press release or other public announcement or communication to such beneficiaries previously approved by such other party.

5.12 Fees and Expenses. Promptly following the earlier of (a) the Closing Date and (ii) any termination of this Agreement pursuant to Section 7.1(c) or Section 7.1(g), the Company shall pay (or reimburse the Trustee for amounts already paid in respect of) the documented out-of-pocket fees and expenses of the Trustee’s financial and legal advisors, incurred in connection with consummating the Reclassification, up to a maximum amount of Four Million Dollars ($4,000,000.00), such payment to be made by the Company upon presentation of invoices with respect to such fees and expenses; provided, that the Trustee shall refund to the Company the full amount any fees and expenses reimbursed pursuant to this Section 5.12 in the event of any breach by the Trustee of Section 5.6 (which refund, for the avoidance of doubt, shall not constitute liquidated damages with respect to any such breach).

ARTICLE VI

Conditions Precedent

6.1 Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Reclassification shall be subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of the following conditions:

(a) Requisite Shareholder Approvals. The Requisite Shareholder Approvals shall have been obtained.

(b) Registration Statement. The Registration Statement shall have been declared effective and shall be effective at the Effective Time, and no stop order suspending effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the Securities Act or the Exchange Act related to the reclassification of the Class A Stock and the Class B Stock into Common Stock pursuant to the Reclassification or the trading thereof shall have been received.

(c) No Injunctions or Restraints. No Governmental Order issued by any court of competent jurisdiction or other Governmental Authority or other restraint or prohibition under Law preventing the consummation of the Reclassification, the Proposed Amendments becoming effective or the other transactions contemplated by this Agreement (any of the foregoing, a “Legal Restraint”) shall have been issued or come into effect.

(d) Listing of Shares of Common Stock. The shares of Common Stock into which the Class A Stock and the Class B Stock shall be reclassified pursuant to the Reclassification shall have been approved for listing on the NYSE, subject only to official notice of completion.

6.2 Additional Conditions to the Company’s Obligation. The obligation of the Company to effect the Reclassification shall be subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Trustee contained in Section 4.1, Section 4.2 and Section 4.3(a) shall be true and correct in all respects (except for any de minimis inaccuracies) on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct in all respects (except for any de minimis inaccuracies) as of such date) and (ii) each other representations and warranties of the Trustee contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such date).

(b) Performance of Obligations. The Trustee, on behalf of each Trust, shall have performed in all material respects each of its agreements contained in this Agreement and the Trust Proxy required to be performed at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of the Trustee, on behalf of each Trust, signed by an executive officer of the Trustee for and on behalf of such Trust and dated as of the Closing Date, certifying that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

6.3 Additional Conditions to the Trustee’s Obligation. The obligations of the Trustee to effect the Reclassification, on behalf of each Trust, shall be subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in Section 3.1, Section 3.2(a) and (b) and Section 3.3(a) shall be true and correct in all respects (except for any de minimis inaccuracies) on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct in all respects (except for any de minimis inaccuracies) as of such date) and (ii) each other representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case such representation or warranty shall be true and correct in all material respects as of such date).

(b) Performance of Obligations. The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed at or prior to the Closing Date.

(c) Officer’s Certificate. The Trustee, on behalf of each Trust, shall have received a certificate of the Company signed by an executive officer of the Company for and on behalf of the Company and dated as of the Closing Date certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

ARTICLE VII

Termination

7.1 Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by mutual written consent of the Company and the Trustee;

(b) by the Company, if there has been any breach by the Trustee of any representation, warranty, covenant or agreement of the Trustee contained in this Agreement which breach (i) would prevent the satisfaction of any of the conditions set forth in Section 6.1 or Section 6.2 and (ii) has not been waived by the Company or cured by the Trustee within sixty (60) days after the Trustee’s receipt of written notice thereof from the Company or is incapable of being cured; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to the Company at any time that the Company is in breach of any representation, warranty, covenant or agreement of the Company hereunder, which breach has not been waived by the Trustee or, if capable of cure, has not been cured by the Company;

(c) by the Trustee, if there has been any breach by the Company of any representation, warranty, covenant or agreement of the Company contained in this Agreement which breach (i) would prevent the satisfaction of any of the conditions set forth in Section 6.1 or Section 6.3 and (ii) has not been waived by the Trustee or cured by the Company within sixty (60) days after the Company’s receipt of written notice thereof from the Trustee or is incapable of being cured; provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to the Trustee at any time that the Trustee is in breach of any representation, warranty, covenant or agreement of the Trustee hereunder, which breach has not been waived by the Company or, if capable of cure, has not been cured by the Trustee;

(d) by the Company or the Trustee, if the Closing does not occur on or prior to August 23, 2016, subject to any extensions of such date pursuant to Section 5.7(c) (the “Outside Date”); provided, that no party shall be entitled to terminate this Agreement pursuant to this Section 7.1(d) if such party is then in breach of any representation, warranty, covenant or agreement hereunder, which breach has been the cause of or resulted in the failure of the transactions contemplated hereby to be consummated on or prior to the Outside Date;

(e) by the Company or the Trustee, if the Requisite Shareholder Approvals shall not have been obtained at the Shareholders’ Meeting; provided, that the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement or either Trust Proxy has been the cause of or resulted in the failure to obtain the Requisite Shareholder Approvals;

(f) by the Company or the Trustee, if any Legal Restraint shall have been issued or come into effect, and such Legal Restraint shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(f) shall not be available to any party that is in breach of its obligations pursuant to Section 5.9(b), which breach has not been waived by the other party or, if capable of cure, has not been cured;

(g) (i) by the Company or the Trustee, if the Company shall have withdrawn or modified its recommendation of the Proposed Amendments to the Shareholders, or (ii) by the Company, to accept or enter into an agreement with respect to any Superior Company Proposal; provided, in each case, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if it has not complied in all material respects with its obligations pursuant to Section 5.3; or

(h) by the Company or the Trustee, if the Trustee shall have made a Trustee Superior Proposal Determination; provided, that the Trustee shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if it has not complied in all material respects with its obligations pursuant to Section 5.6 and Section 5.7.

7.2 Notice of Termination. In the event of a termination by the Company or the Trustee pursuant to this Article VII, written notice thereof shall forthwith be given to the other party or parties, and the transactions contemplated by this Agreement shall be terminated, without further action by any party.

7.3 Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Article VII, this Agreement shall become void, and of no further force and effect; provided, that (a) in the case of any termination pursuant to Section 7.1(b) or Section 7.1(d) (if, at the time of such termination pursuant to Section 7.1(d), this Agreement could have been terminated pursuant to Section 7.1(b)), Section 5.6 and Article VIII shall survive such termination until the second (2nd) anniversary of the date on which such termination of this Agreement occurs, (b) in the case of any termination pursuant to Section 7.1(e), Section 7.1(f) or Section 7.1(d) (if, at the time of such termination pursuant to Section 7.1(d), this Agreement could have been terminated pursuant to Section 7.1(e) or Section 7.1(f)), Section 5.6 and Article VIII shall survive such termination until the first (1st) anniversary of the date on which such termination of this Agreement occurs and (c) in the case of any termination pursuant to Section 7.1(h), Section 5.7(c) and Article VIII shall survive any such termination of this Agreement. Nothing in this Article VII shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement, or to impair the right of any party to compel specific performance by another party of its obligations under this Agreement.

ARTICLE VIII

Miscellaneous

8.1 Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile, portable document format (.pdf) or other electronic transmission), which together shall constitute one and the same Agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

8.2 Entire Agreement. This Agreement (including the exhibits and annexes attached hereto) and the Trust Proxy constitute the entire agreement among the parties, and supersedes all prior agreements, understandings, arrangements or representations, by or among the parties, written and oral, with respect to the subject matter hereof.

8.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally intended to the greatest extent possible. Notwithstanding anything contained herein, in no event shall the Company be required to perform its obligations under Section 5.1 or Section 5.2 or, to the extent related to either of Section 5.1 or Section 5.2, under Section 5.9, if (a) a court of competent jurisdiction or other Governmental Authority declares that either (i) prior to obtaining the Requisite Shareholder Approvals, the Trust Proxy or any of the provisions related thereto contained herein (including Section 5.4(d)), are invalid, illegal, void or unenforceable or (ii) prior to the Closing, any of the provisions contained in Section 5.4(a) or Section 5.4(e) are invalid, illegal, void or unenforceable and (b) the Trustee or either Trust fails to perform such obligations that have been found to be invalid, illegal, void or unenforceable by a court of competent jurisdiction or other Governmental Authority in any respect that would reasonably be expected, individually or in the aggregate, to prevent or materially impair or materially delay the consummation of the Reclassification or the other transactions contemplated by this Agreement and the Trust Proxy.

8.4 Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries.

8.5 Survival of Representations and Warranties. The representations and warranties in this Agreement shall survive the Closing for a period of one year from the Closing Date (the, “Representations and Warranties Survival Period”); provided, that the representations and warranties set forth in the last sentence of Section 3.2 and in Section 4.1 and Section 4.2 shall survive until the expiration of the applicable statute of limitations. For the avoidance of doubt, during the Representations and Warranties Survival Period, the representations and warranties in this Agreement shall be deemed to have been made and to be true and correct only as of the date hereof and as of immediately prior to the Closing.

8.6 Governing Law; Jurisdiction. This Agreement shall be governed by the Laws of the State of Connecticut, without giving effect to the conflict of laws principles thereof. Each party irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Connecticut Superior Court and United States District Court for the District of Connecticut, for any action or proceeding, arising out of or relating to this Agreement, and the transactions contemplated by this Agreement (and agrees not to commence any action except in any such court); provided, that, with respect to any such action or proceeding filed in the Connecticut Superior Court, the parties will jointly request an assignment to the Complex Litigation Docket pursuant to Section 23-15 of the Connecticut Practice Book. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding in the Connecticut Superior Court or the United States District Court for the District of Connecticut, and further, irrevocably and unconditionally waives, and agrees not to plead or claim in any such court, that any action or proceeding brought in any such court has been brought in an inconvenient forum. Each party irrevocably and unconditionally waives any right it may have to a trial by jury, in connection with any action or proceeding arising out of or relating to this Agreement, and the transactions contemplated by this Agreement.

8.7 Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VII, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

8.8 Amendment. This Agreement may not be altered, amended or supplemented, except by an agreement in writing signed by each of the parties hereto.

8.9 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing, and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by facsimile, by courier service or by registered or certified mail (postage prepaid, return receipt, requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.9):

If to the Trustee, on behalf of the Trusts, to:

The Louie E. Roche Trust

The Harvey Hubbell Trust

c/o Bessemer Trust Company, N.A.

630 Fifth Avenue

New York, New York 10111

Attention: James L. Kronenberg

Facsimile: (917) 206-4492

Phone: (212) 708-9311

Email: kronenberg@bessemer.com

with a copy, which shall not constitute notice, to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:    Keith A. Pagnani, Esq.

                    Melissa Sawyer, Esq.

Facsimile: (212) 558-3588

Phone: (212) 558-4000

Email: pagnanik@sullcrom.com; sawyerm@sullcrom.com

if to the Company, to:

Hubbell Incorporated

40 Waterview Drive

Shelton, Connecticut 06484

Attention: An-Ping Hsieh, Esq., General Counsel

Facsimile: (203) 882-3743

Phone: (475) 882-4135

Email: ahsieh@hubbell.com

with a copy, which shall not constitute notice, to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:    Joshua R. Cammaker, Esq.

                    Gordon S. Moodie, Esq.

Facsimile: (212) 403-2331

Phone: (212) 403-1331

Email:    JRCammaker@wlrk.com

              GSMoodie@wlrk.com

and to:

Shipman & Goodwin LLP

One Constitution Plaza

Hartford, Connecticut 06103-1919

Attention: John H. Lawrence, Jr., Esq.

Facsimile: (860) 251-5214

Phone: (860) 251-5139

Email: jlawrence@goodwin.com

8.10 Assignment. Neither this Agreement, nor any of the rights, interests or obligations hereunder, shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties, and their respective successors and permitted assigns. Any assignment or purported assignment in violation of this provision shall be void and of no effect.

8.11 Fees and Expenses. Except as expressly provided in Section 5.12, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be the responsibility of, and shall be paid by the party incurring such fees or expenses, whether or not the transactions contemplated by this Agreement are consummated.

8.12 Waiver. No failure or delay on the part of any party in exercising any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be executed by its officer thereunto duly authorized as of the date first written above.

HUBBELL INCORPORATED

By:	/s/ David G. Nord
	Name:	David G. Nord
	Title:	Chairman, President and CEO

BESSEMER TRUST COMPANY, N.A., as the Trustee of The Louie E. Roche Trust

By:	/s/ James L. Kronenberg
	Name:	James L. Kronenberg
	Title:	Chief Fiduciary Counsel

BESSEMER TRUST COMPANY, N.A., as the Trustee of The Harvey Hubbell Trust

By:	/s/ James L. Kronenberg
	Name:	James L. Kronenberg
	Title:	Chief Fiduciary Counsel

[Signature Page to Reclassification Agreement]

ANNEX A

[FORM OF PROPOSED AMENDMENTS]

[Attached]

A-1

ANNEX B

[FORM OF IRREVOCABLE PROXY]

[Attached]

B-1

Annex C

IRREVOCABLE PROXY

This IRREVOCABLE PROXY (this “Irrevocable Proxy”), is made and entered into as of August 23, 2015, by and between Hubbell Incorporated, a Connecticut corporation (the “Company”), and the Bessemer Trust Company, N.A., in its capacity as trustee (together with any successors as trustee, the “Trustee”) of the Roche Trust and the Hubbell Trust (together with the Roche Trust, the “Trusts”). Capitalized terms used but not defined herein shall have the respective meanings given to such terms in the Reclassification Agreement.

WHEREAS, the Company and the Trustee, in its capacity as trustee of the Roche Trust and the Hubbell Trust, have entered into that certain Reclassification Agreement, dated as of the date hereof (the “Reclassification Agreement”), pursuant to which, among other things, (a) each share of Class A Stock issued and outstanding immediately prior to the Effective Time shall be entitled to receive the Class A Per Share Cash Consideration and (b) each share of Class A Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Stock issued and outstanding immediately prior to the Effective Time shall be reclassified into one (1) share of Common Stock, and shall continue in existence as an issued and outstanding share of Common Stock;

WHEREAS, pursuant to Section 5.4 of the Reclassification Agreement, the Trustee has agreed, on behalf of each Trust, to certain voting obligations with respect to the Covered Shares, as more specifically set forth therein, and this Irrevocable Proxy constitutes the Trust Proxy for purposes of the Reclassification Agreement; and

WHEREAS, the parties intend that this Irrevocable Proxy shall be a “proxy” created under and pursuant to Section 33-706 of the Connecticut Business Corporation Act (Conn. Gen. Stat. § 33-600 et seq.) (the “CBCA”), and that the irrevocable appointment of proxies by the Trustee pursuant to this Irrevocable Proxy are intended to be coupled with an interest by virtue of the Trustee’s entering into the Reclassification Agreement, on behalf of the Trusts, and the voting obligations contained therein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE 1 — PROXY

1.1 Proxy. The Trustee, on behalf of each Trust, hereby irrevocably appoints (to the fullest extent permitted by the CBCA) as its proxy and attorney-in-fact David G. Nord, William R. Sperry and An-Ping Hsieh in their respective capacities as officers of the Company, and any individual who shall hereafter succeed any such officer of the Company, and any other person designated in writing by the Company (the “Proxies”), each of them individually, with full power of substitution and resubstitution, to vote or execute written consents with respect to the Covered Shares in accordance with Section 5.4(a) of the Reclassification Agreement at the Shareholders’ Meeting, at any other annual or special meeting of the Shareholders, however called, including any adjournment or postponement thereof, at which any of the matters described in Section 5.4(a) of the Reclassification Agreement is to be considered or in connection with any written consent of the Shareholders which may be executed from time to time.

1.2 Action by Proxies. Any instruction pursuant to the proxy and power of attorney granted in Section 1.1 may be given by any of the Proxies, acting individually.

1.3 Consideration. This Irrevocable Proxy is coupled with an interest by virtue of, among other things, the voting obligations of the Trustee set forth in the Reclassification Agreement, was given by the Trustee, on behalf of each Trust, to induce the Company to enter into the Reclassification Agreement and, pursuant to Section 33-706(d)(5) of the CBCA, shall be irrevocable.

ARTICLE 2 — COVENANTS

2.1 Further Assurances. Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Irrevocable Proxy and to consummate and make effective the actions contemplated by this Irrevocable Proxy.

ARTICLE 3 — TERM

3.1 Term. The proxy granted pursuant to Section 1.1 shall be effective on the date first set forth above and shall survive until the Closing (whereupon this Irrevocable Proxy shall terminate automatically and be without further force and effect), unless terminated earlier pursuant to Section 3.2 (the “Term”). The appointment of the Proxies is intended to remain valid for the entire duration of the Term, in accordance with Section 33-706(c) of the CBCA.

3.2 Termination. This Irrevocable Proxy shall be terminated automatically upon the termination of the Reclassification Agreement in accordance with its terms; provided, that this Irrevocable Proxy shall come back into full force and effect, without any further action of either party, if the Reclassification Agreement is reinstated pursuant to Section 5.7(c) of the Reclassification Agreement.

ARTICLE 4 — MISCELLANEOUS

4.1 Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Irrevocable Proxy were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Irrevocable Proxy pursuant to Section 3.2, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Irrevocable Proxy and to enforce specifically the performance of terms and provisions of this Irrevocable Proxy, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

4.2 Successors and Assigns. Neither this Irrevocable Proxy, nor any of the rights, interests or obligations hereunder, shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Irrevocable Proxy shall be binding upon, inure to the benefit of and be enforceable by the parties, and their respective successors and permitted assigns. Any assignment or purported assignment in violation of this provision shall be void and of no effect.

4.3 No Third Party Beneficiaries. Nothing in this Irrevocable Proxy, express or implied, is intended or shall be construed to create any third party beneficiaries.

4.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be given in accordance with Section 8.9 of the Reclassification Agreement.

4.5 Governing Law. This Irrevocable Proxy shall be governed by the Laws of the State of Connecticut, without giving effect to the conflict of laws principles thereof. Each party irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Connecticut Superior Court and United States District Court for the District of Connecticut, for any action or proceeding, arising out of or relating to this Irrevocable

Proxy, and the actions contemplated by this Irrevocable Proxy (and agrees not to commence any action except in any such court); provided, that, with respect to any such action or proceeding filed in the Connecticut Superior Court, the parties will jointly request an assignment to the Complex Litigation Docket pursuant to Section 23-15 of the Connecticut Practice Book. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding in the Connecticut Superior Court or the United States District Court for the District of Connecticut, and further, irrevocably and unconditionally waives, and agrees not to plead or claim in any such court, that any action or proceeding brought in any such court has been brought in an inconvenient forum. Each party irrevocably and unconditionally waives any right it may have to a trial by jury, in connection with any action or proceeding arising out of or relating to this Irrevocable Proxy, and the actions contemplated by this Irrevocable Proxy.

4.6 Entire Agreement. The Reclassification Agreement (including the exhibits and annexes attached hereto) and this Irrevocable Proxy constitute the entire agreement among the parties, and supersede all prior agreements, understandings, arrangements or representations, by or among the parties, written and oral, with respect to the subject matter hereof.

4.7 Amendments. This Irrevocable Proxy may not be altered, amended or supplemented, except by an agreement in writing signed by each of the parties hereto.

4.8 Severability. If any term or other provision of this Irrevocable Proxy is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Irrevocable Proxy shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Irrevocable Proxy so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

4.9 Counterparts. This Irrevocable Proxy may be executed in any number of counterparts (including by facsimile, portable document format (.pdf) or other electronic transmission), which together shall constitute one and the same Irrevocable Proxy. The parties may execute more than one copy of the Irrevocable Proxy, each of which shall constitute an original.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Irrevocable Proxy to be executed by its officer thereunto duly authorized as of the date first written above.

HUBBELL INCORPORATED

By:	/s/ David G. Nord
	Name:	David G. Nord
	Title:	Chairman, President and CEO

BESSEMER TRUST COMPANY, N.A., as the Trustee of The Louie E. Roche Trust

By:	/s/ James L. Kronenberg
	Name:	James L. Kronenberg
	Title:	Chief Fiduciary Counsel

BESSEMER TRUST COMPANY, N.A., as the Trustee of The Harvey Hubbell Trust

By:	/s/ James L. Kronenberg
	Name:	James L. Kronenberg
	Title:	Chief Fiduciary Counsel

[Signature Page to Irrevocable Proxy]

Annex D

August 23, 2015

Board of Directors

Hubbell Incorporated

40 Waterview Drive

Shelton, Connecticut 06484

Members of the Board:

Morgan Stanley & Co. LLC (“We” or “Morgan Stanley”) understands that Hubbell Incorporated (“Hubbell” or the “Company”) and Bessemer Trust Company, N.A., in its capacity as trustee of the Louis E. Roche Trust and the Harvey Hubbell Trust (“Bessemer”), propose to enter into a Reclassification Agreement, substantially in the form of the draft provided to Morgan Stanley on August 23, 2015 (the “Reclassification Agreement”), which provides, among other things, for the Company to effect a reclassification transaction by filing with the Secretary of the State of the State of Connecticut an Amended and Restated Certificate of Incorporation, substantially in the form attached as Annex A to the Reclassification Agreement (the “Amended Charter”, with the time of acceptance of such filing being the “Effective Time”). Pursuant to the Reclassification Agreement and the Amended Charter, at the Effective Time (i) each holder of the Company’s Class A Common Stock, $0.01 par value (“Class A Stock”) will become entitled to receive $28.00 in cash (the “Per Share Cash Consideration”) for each share of Class A Stock held as of immediately prior to the Effective Time; and (ii) each share of Class A Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Common Stock, $0.01 par value (the “Class B Stock”) issued and outstanding immediately prior to the Effective Time will be reclassified into one share of common stock of the Company (the “Per Share Stock Consideration”), par value $0.01 per share, authorized by paragraph A of Article FOURTH of the Amended Charter and having one vote per share upon all matters brought before any meeting of the Company’s shareholders (“Common Stock”, and the transactions described in clauses (i) and (ii) collectively, the “Reclassification”). The terms of the Reclassification are more fully set forth in the Reclassification Agreement. We also understand that concurrent with the Reclassification, the Company intends to announce a share repurchase program, pursuant to which the Company may repurchase up to $400,000,000 of shares of Common Stock (the “Share Repurchase Program”).

You have asked for our opinion as to whether the Per Share Stock Consideration to be paid to the holders of Class B Stock in the Reclassification is fair from a financial point of view, to the holders of the Class B Stock (solely in their capacity as holders of shares of Class B Stock, with respect to such Class B Stock and without taking into account any shares of Class A Stock held by such holders).

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information relating to the Company;

(ii)	reviewed certain internal financial statements, certain internal financial forecasts and estimates and other financial and operating data concerning the Company, in each case prepared by the management of the Company;

(iii)	reviewed certain publicly available research analyst reports regarding Hubbell;

(iv)	compared the financial performance of the Company and the prices and trading activity of the Class B Stock to the financial performance and prices and trading activity of certain other publicly-traded companies that we deemed to be comparable;

(v)	reviewed market prices and trading volumes for the Class A Stock and the Class B Stock and compared them with the securities of certain publicly traded dual-class companies that we deemed to be relevant;

(vi)	reviewed the financial terms, to the extent publicly available, and the reported prices and trading activity for the common stock in certain comparable transactions which we deemed relevant;

(vii)	reviewed the pro forma impact of the proposed Reclassification on the capitalization and ownership of the Company;

(viii)	reviewed the impact of the proposed Reclassification and the Share Repurchase Program on earnings and credit metrics and implied trading multiples relative to peers;

(ix)	discussed with senior management the dual-class structure and certain information related thereto and the rationale for the Reclassification;

(x)	reviewed the Company’s existing certificate of incorporation as it relates to the rights and privileges of the Class A Stock and Class B Stock, and held discussions with the Company’s outside counsel regarding such rights and privileges;

(xi)	reviewed the Amended Charter, the Reclassification Agreement and certain related documents;

(xii)	participated in discussions and negotiations among representatives of the Company and Bessemer and their respective financial and legal advisors; and

(xiii)	conducted such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company. With respect to internal financial forecasts prepared by management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Reclassification will be consummated in accordance with the terms set forth in the Reclassification Agreement without any material waiver, amendment or delay of any terms or conditions, and that the final Reclassification Agreement will not differ in any material respects from the draft thereof furnished to us. We are financial advisors only and have relied upon without independent verification, the assessment of the Company and its legal, regulatory, accounting and tax advisors with respect to legal, regulatory, accounting and tax matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

This opinion does not address the fairness of the Per Share Cash Consideration to be paid to holders of the Class A Stock with respect to shares of Class A Common Stock, nor does it address the relative fairness of the consideration to be received in the Reclassification by the holders of Class B Stock, on the one hand, and the holders of Class A Stock, on the other hand. Furthermore, this opinion does not address the relative merits of the Reclassification compared to other business strategies being considered by, or available to, the Board of Directors of the Company, nor does it address the Board’s decision to proceed with the adoption of the Amended Charter and the Reclassification. This opinion does not constitute an opinion as to the prices at which Common Stock, Class A Stock or Class B Stock will actually trade at any time. This opinion does not address any aspect of the Reclassification, other than the fairness, from a financial point of view, to the holders of Class B Stock of the Per Share Stock Consideration to be paid to holders of the Class B Stock in the Reclassification (solely in their capacity as holders of shares of Class B Stock, with respect to such Class B Stock and without taking into account any shares of Class A Stock held by such holders).

We have acted as financial advisor to the Board of Directors of Hubbell in connection with the Reclassification and will receive a fee for our services, a portion of which is contingent upon rendering of this financial opinion and a portion of which is contingent on the consummation of the Reclassification. In the past two years prior to the date hereof, we have provided financial advisory and financing services for Hubbell and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Hubbell in the future and would expect to receive fees for the rendering of these services.

2

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. In the ordinary course of our business, we may actively trade the Class A Stock and the Class B Stock and other securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is furnished for the use of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that (i) a copy of this opinion may be included in its entirety in any filing Hubbell is required to make in respect of the Reclassification with the U.S. Securities and Exchange Commission and (ii) the Company may also include references to this opinion, to us and to our relationship with the Company in any such filing. This opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the adoption of the Amended Charter.

Based on and subject to the foregoing we are of the opinion on the date hereof that the Per Share Stock Consideration to be paid to holders of Class B Stock in the Reclassification is fair, from a financial point of view, to holders of the Class B Stock (solely in their capacity as holders of shares of Class B Stock, with respect to such Class B Stock and without taking into account any shares of Class A Stock held by such holders).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Ari Terry

Ari Terry
Managing Director

3

Annex E

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

August 23, 2015

The Board of Directors

Hubbell Incorporated

40 Waterview Drive

Shelton, CT 06484

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Hubbell Incorporated, a Connecticut corporation (the “Company”), excluding, in all cases for the purposes of our opinion, the Class A Common Stock (the “Trust Shares”) beneficially owned by The Louie E. Roche Trust and The Harvey Hubbell Trust (collectively, the “Trusts”) and for which Bessemer Trust Company, N.A. serves as trustee on behalf of the Trusts (the “Trustee”) (the outstanding Class A Common Stock other than the Trust Shares, the “Non-Trust Class A Shares”), of the Consideration (as defined below) proposed to be paid to the holders of the Non-Trust Class A Shares as part of the Reclassification Transactions (as defined below) contemplated by the Reclassification Agreement proposed to be entered into between the Trustee (on behalf of the Trusts) and the Company (the “Agreement”). We understand that, among other matters, the Agreement provides that upon the effectiveness (the “Effective Time”) of the amended and restated Certificate of Incorporation of the Company:

(a) the holder of each issued and outstanding Non-Trust Class A Share immediately prior to the Effective Time shall:

(i) be entitled to receive cash in the amount of $28.00 for each Non-Trust Class A Share (the “Class A Per Share Cash Consideration”); and

(ii) have each of its Non-Trust Class A Shares reclassified into one issued and outstanding share of common stock of the Company, par value $0.01, having one vote (instead of 20 votes) per share upon all matters brought before any meeting of the shareholders of the Company (the “Common Stock”), which Non-Trust Class A Share will continue in existence following the Reclassification Transactions as an issued and outstanding share of Common Stock (such share of Common Stock, the “Per Share Stock Consideration,” and taken together (and not separately) with the Class A Per Share Cash Consideration, the “Consideration”);

(b) the holder of each issued and outstanding Trust Share immediately prior to the Effective Time shall:

(i) be entitled to receive the Class A Per Share Cash Consideration for each Trust Share; and

(ii) have each of its Trust Shares reclassified into the Per Share Stock Consideration, which Trust Share will continue in existence following the Reclassification Transactions as an issued and outstanding share of Common Stock;

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019
PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK          •            LONDON           •           SAN FRANCISCO           •           LOS ANGELES

The Board of Directors

Hubbell Incorporated

August 23, 2015

(c) each holder of Class B common shares, par value $0.01 per share (the “Class B Common Stock”), of the Company immediately prior to the Effective Time shall have each of its shares of Class B Common Stock reclassified into the Per Share Stock Consideration, each of which shares of Class B Common Stock will continue in existence following the Reclassification as an issued and outstanding share of Common Stock; and

(d) the Trustee, on behalf of the Trusts, has agreed to certain restrictions on their ability to purchase additional shares of the Company’s capital stock or engage in certain extraordinary or unsolicited transactions with respect to the Company for a period of two years following the Effective Time and, pursuant to the Agreement and an irrevocable proxy, to certain voting obligations (and related sale restrictions) in respect of the Trust Shares, which restrictions and voting and sale obligations do not apply to the holders of the Non-Trust Class A Shares, and the Company has agreed to reimburse the Trustee for the documented out-of-pocket fees and expenses of the Trustee’s financial and legal advisors, incurred in connection with consummating the Reclassification Transactions (including the process of negotiating the Reclassification Transactions on behalf of all the holders of the Class A Common Stock) up to a maximum amount of $4 million.

The items set forth in the preceding clauses (a) thorough (d), together (and not separately), are referred to as the “Reclassification Transactions”.

You have informed us that, collectively, the holders of the Non-Trust Class A Shares, which are publicly traded and diffusely held, currently hold approximately 6.4% of the Company’s outstanding capital stock, which represents approximately 37.9% of the total voting power of the Company’s outstanding capital stock, and that, immediately following the Effective Time, such holders will collectively hold Common Stock representing approximately 6.4% of the Company’s outstanding capital stock and total voting power of the Company’s outstanding capital stock. The terms and conditions of the Reclassification Transactions are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company for the purposes of undertaking a fairness evaluation with respect to the Consideration to be paid to the holders of the Non-Trust Class A Shares as part of the Reclassification Transactions. We were not requested to and did not provide advice concerning the structure of the Reclassification Transactions, the specific consideration payable to any shareholder of the Company in the Reclassification Transactions (including the holders of Non-Trust Class A Shares), or any other aspects of the Reclassification Transactions, or to provide services, in each case other than the delivery of this opinion. We also note that we did not participate in negotiations with respect to the terms of the Reclassification Transactions, including any such consideration. We will receive a fee for our services in connection with our fairness evaluation, which is payable upon the rendering of this opinion. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided any financial advisory or other services to the Company, the Trusts or the Trustee for which we have received any compensation. We may provide investment banking and other services to or with respect to the Company, the Trust, the Trustee or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including

The Board of Directors

Hubbell Incorporated

August 23, 2015

derivatives, bank loans or other obligations) of, or investments in, the Company, the Trustee or any of their respective affiliates, or any other party that may be involved in the Reclassification Transactions.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement (including the annexes thereto) dated August 23, 2015, which you have informed us is in substantially final form (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2014, December 31, 2013 and December 31, 2012; (iii) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain other communications from the Company to its shareholders; and (v) for the limited purpose of comparing the Company Forecasts (as defined below) to certain publicly available consensus analyst estimates relating to the Company, certain forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company (the “Company Forecasts”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Company, the Company Forecasts (for the limited purpose described above) and the strategic rationale for, and pro forma effects of, the Reclassification Transactions. In addition, we reviewed publicly available financial and stock market data, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, which we deemed relevant, including reviewing and comparing the historical prices and trading volumes of the Class A Common Stock and the Class B Common Stock, both in isolation and in comparison to each other, and reviewing the historical prices and trading volumes of shares of other companies with two classes of publicly traded common stock. We also compared certain of the proposed financial terms of the Reclassification Transactions with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant, including reviewing the terms of selected reclassification transactions which we deemed generally comparable to the Reclassification Transactions (e.g., transactions in which publicly traded companies with two classes of common stock reclassified such shares into a single class of common stock). We also reviewed certain pro forma effects of the Reclassification Transactions on the Company and its capitalization, and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Company Forecasts for purposes of our analysis and this opinion, to the limited extent described above. We express no view or opinion as to the Company Forecasts or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Reclassification Transactions will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining any necessary governmental, regulatory and other approvals, consents, releases and waivers for the Reclassification Transactions, to the extent any such approvals, consents, releases or waivers are required, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have also assumed that the Reclassification Transactions will have the tax

The Board of Directors

Hubbell Incorporated

August 23, 2015

consequences described in discussions with, and materials furnished to us by, representatives of the Company. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Reclassification Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Reclassification Transactions, or the relative merits of the Reclassification Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Non-Trust Class A Shares of the Consideration to be paid to such holders as part of the Reclassification Transactions. We have not been asked to, nor do we, express any view or opinion on any other term or aspect of the Agreement or the Reclassification Transactions, including, without limitation, the structure or form of the Reclassification Transactions, any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Reclassification Transactions, the fairness of the Reclassification Transactions or any other term or aspect of the Reclassification Transactions to, or any consideration to be received in connection therewith by, or the impact of the Reclassification Transactions on, the holders of any other class or group of securities, creditors or other constituencies of the Company (including, for the avoidance of doubt, the holders of the Trust Shares or the holders of the Class B Common Stock) or any other party, whether relative to the Consideration to be paid to the holders of the Non-Trust Class A Shares as part of the Reclassification Transactions or otherwise. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Reclassification Transactions, whether relative to the Consideration to be paid to the holders of the Non-Trust Class A Shares as part of the Reclassification Transactions or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of the Common Stock actually will be upon consummation of the Reclassification Transactions or the prices at which the Class A Common Stock, Class B Common Stock or the Common Stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the Reclassification Transactions. Our opinion does not constitute a recommendation to any shareholder of the Company or any other person as to how such shareholder (including the holders of the Non-Trust Class A Shares) or other person should vote or otherwise act with respect to the amended and restated Certificate of Incorporation of the Company in connection with the Reclassification Transactions or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Reclassification Transactions. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

The Board of Directors

Hubbell Incorporated

August 23, 2015

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of the Non-Trust Class A Shares as part of the Reclassification Transactions is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Directors and officers of the Company are entitled to indemnification by the Company against any and all liabilities, expenses and other matters referenced in or covered by the Connecticut Business Corporation Act (the “CBCA”). The Company’s restated certificate of incorporation affords to directors and officers the right to be indemnified “to the fullest extent permitted by law.” This right means that a Director or officer will be indemnified against liabilities and reasonable expenses incurred in connection with any applicable proceeding so long as his or her conduct did not (i) involve a knowing and culpable violation of law by such person, (ii) enable such person or an associate, as defined in Section 33-840 of the CBCA, to receive an improper personal economic gain, (iii) show a lack of good faith and a conscious disregard for the duty of such person to the Company under circumstances in which such person was aware that his or her conduct or omission created an unjustifiable risk of serious injury to the Company, (iv) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of such person’s duty to the Company, or (v) create liability under Section 33-757 of the CBCA (liability for unlawful distributions). The restated certificate of incorporation also obligates the Company to advance the expenses of a Director or officer so long as the Director or officer promises to repay the advance if it is later determined that he or she is not entitled to indemnification by the Company.

The Company has in effect liability insurance policies covering certain claims against any of its officers or Directors by reason of certain breaches of duty, neglect, error, misstatement, omission or other act committed or alleged to have been committed by such person in his or her capacity as officer or Director.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

3.1	Form of Amended and Restated Certificate of Incorporation of Hubbell Incorporated (included as Annex A to the proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

5.1	Form of opinion of Shipman & Goodwin LLP regarding validity of the securities being registered

10.1	Reclassification Agreement, dated as of August 23, 2015, by and between Hubbell Incorporated and Bessemer Trust Company, N.A. in its capacity as trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust (included as Annex B to the proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

10.2	Irrevocable Proxy, dated as of August 23, 2015, by and between Hubbell Incorporated and Bessemer Trust Company, N.A. in its capacity as trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust (included as Annex C to the proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Hubbell Incorporated

23.2	Consent of Shipman & Goodwin LLP (to be included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

99.1	Form of Proxy for Hubbell Incorporated*

99.2	Consent of Morgan Stanley & Co. LLC

99.3	Consent of Centerview Partners LLC

*	To be filed by amendment.

Item 22. Undertakings.

The undersigned registrant hereby undertakes

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(6) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a party of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(7) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Shelton, State of Connecticut, on September 11, 2015.

HUBBELL INCORPORATED (Registrant)

By:	/s/ An-Ping Hsieh
	Name:	An-Ping Hsieh
	Title:	Vice President and General Counsel

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints An-Ping Hsieh and Megan Preneta, and each of them, as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or any Registration Statement relating to this Registration Statement under Rule 462 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated and on September 11, 2015:

Signature	Title

/s/ David G. Nord David G. Nord	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ William R. Sperry William R. Sperry	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Joseph A. Capozzoli Joseph A. Capozzoli	Vice President and Corporate Controller (Principal Accounting Officer)

/s/ Anthony J. Guzzi Anthony J. Guzzi	Director

/s/ Carlos M. Cardoso Carlos M. Cardoso	Director

Signature	Title

/s/ Neal J. Keating Neal J. Keating	Director

/s/ John F. Malloy John F. Malloy	Director

/s/ Carlos A. Rodriguez Carlos A. Rodriguez	Director

/s/ John G. Russell John G. Russell	Director

/s/ Steven R. Shawley Steven R. Shawley	Director

/s/ Richard J. Swift Richard J. Swift	Director

Exhibit Index

Exhibit Number	Description

3.1	Form of Amended & Restated Certificate of Incorporation of Hubbell Incorporated (included as Annex A to the proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

5.1	Form of opinion of Shipman & Goodwin LLP regarding validity of the securities being registered

10.1	Reclassification Agreement, dated as of August 23, 2015, by and between Hubbell Incorporated and Bessemer Trust Company, N.A. in its capacity as trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust (included as Annex B to the proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

10.2	Irrevocable Proxy, dated as of August 23, 2015, by and between Hubbell Incorporated and Bessemer Trust Company, N.A. in its capacity as trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust (included as Annex C to the proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Hubbell Incorporated

23.2	Consent of Shipman & Goodwin LLP (to be included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

99.1	Form of Proxy for Hubbell Incorporated*

99.2	Consent of Morgan Stanley & Co. LLC

99.3	Consent of Centerview Partners LLC

*	To be filed by amendment.